UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF PITTSBURGH

Federally chartered corporation	25-6001324
(State or other jurisdiction of incorporation or organization)	(IRS employer identification number)

601 Grant Street
Pittsburgh, PA	15219
(Address of principal executive offices)	(Zip code)

Telephone number, including area code:
(412) 288-3400

Securities to be registered pursuant to Section 12(g) of the Act.
Capital Stock, $100 per share par value

FEDERAL HOME LOAN BANK OF PITTSBURGH

Item 1: Business	4

Item 2: Financial Information	15

Item 3: Properties	68

Item 4: Security Ownership of Certain Beneficial Owners and Management	68

Item 5: Directors and Executive Officers	69

Item 6: Executive Compensation	72

Item 7: Certain Relationships and Related Transactions	74

Item 8: Legal Proceedings	74

Item 9: Market for the FHLBank’s Common Stock and Related Security Holder Matters	74

Item 10: Recent Sales of Unregistered Securities	75

Item 11: Description of FHLBank Securities to be Registered	75

Item 12: Indemnification of Directors and Officers	76

Item 13: Financial Statements	77

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	145

Item 15: Financial Statements and Exhibits	146
Exhibit 3.1
Exhibit 3.2
Exhibit 4.1
Exhibit 10.1
Exhibit 10.2
Exhibit 10.3
Exhibit 10.4
Exhibit 10.5
Exhibit 10.6
Exhibit 10.7
Exhibit 10.8
Exhibit 12.1
Exhibit 99.1

Forward-looking Information

Statements contained in this report, including statements describing the objectives, projections, estimates or future predictions of the Federal Home Loan Bank of Pittsburgh (“FHLBank”) may be “forward-looking statements.” These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The FHLBank cautions that, by their nature, forward-looking statements involve risk or uncertainty and that actual results could differ materially from those expressed or implied in these forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

•	economic and market conditions;

•	demand for member loans resulting from changes in the FHLBank’s member deposit flows and credit demands;

•	volatility of market prices, rates and indices that could affect the value of investments or collateral held by the FHLBank as security for the obligations of FHLBank members and counterparties to interest rate exchange agreements and similar agreements;

•	political events – including legislative, regulatory, judicial or other developments – that affect the FHLBank, its members, its counterparties and/or investors in the consolidated obligations of the FHLBank;

•	competitive forces, including without limitation other sources of funding available to the FHLBank’s members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals as employees of the FHLBank;

•	ability to develop and support technology and information systems, including the Internet, sufficient to manage the risks of the FHLBank’s business activities effectively;

•	changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements, including changes in the relative attractiveness of consolidated obligations as compared to other investment opportunities;

•	timing and volume of market activity;

•	ability to introduce new FHLBank products and services, and to successfully manage the risks associated with those products and services, including new types of collateral securing loans;

•	risk of loss arising from litigation that might be filed against the FHLBank or other FHLBanks;

•	inflation/deflation; and

•	changes in credit ratings and related market pricing associated with the FHLBank’s investments.

Item 1: Business

General

     History. The Federal Home Loan Bank of Pittsburgh (FHLBank) is one of twelve Federal Home Loan Banks (FHLBanks). The FHLBanks operate as separate entities with their own management, employees and boards of directors. The twelve FHLBanks, along with the Office of Finance (the FHLBanks’ fiscal agent) and the Federal Housing Finance Board (the FHLBanks’ regulator) make up the Federal Home Loan Bank System (FHLBank System). The FHLBanks were organized under the authority of the Federal Home Loan Bank Act of 1932, as amended (FHLBank Act). The FHLBanks are commonly referred to as government-sponsored enterprises (GSEs), which generally means they are a combination of private capital (see below) and public sponsorship. The public sponsorship attributes include: (1) being exempt from federal, state and local taxation, except real estate taxes; (2) being exempt from registration under the Securities Act of 1933 (1933 Act) (the FHLBanks are required by Finance Board regulation to register a class of their equity securities under the Securities Exchange Act of 1934 (1934 Act)); (3) having six of its directors appointed by its regulator; and (4) having a line of credit with the United States Treasury.

     Cooperative. The FHLBank is a cooperative institution, owned by financial institutions that are also its primary customers. Any commercial bank, savings and loan association, cooperative bank, homestead association, insurance company or insured depository institution that maintains its principal place of business in Delaware, Pennsylvania or West Virginia and that meets varying requirements can apply for membership in the FHLBank. All members are required to purchase capital stock in the FHLBank as a condition of membership. The capital stock of the FHLBank can be purchased only by members.

     Mission. The FHLBank’s primary mission is to intermediate between the capital markets and the housing market through member financial institutions. The FHLBank issues debt to the public (consolidated obligations and discount notes) in the capital markets through the Office of Finance (OF) and uses these funds to provide its member financial institutions with a reliable source of credit for housing and community development. The United States government does not guarantee, either directly or indirectly, the debt securities or other obligations of the FHLBank or the FHLBank System. The FHLBank provides credit for housing and community development through two primary programs. First, it provides members with loans against the security of residential mortgages and other types of high-quality collateral; second, the FHLBank purchases residential mortgage loans originated by or through member institutions. The FHLBank also offers other types of credit and non-credit products and services to member institutions. These include letters of credit, interest rate exchange agreements (interest rate swaps, caps, collars, floors, swaptions and similar transactions), affordable housing grants, securities safekeeping, and deposit products and services.

     Supervision and Regulation. The FHLBank is supervised and regulated by the Federal Housing Finance Board (Finance Board), which is an independent agency in the executive branch of the United States government. The Finance Board ensures that the FHLBank carries out its housing finance mission, remains adequately capitalized and able to raise funds in the capital markets, and operates in a safe and sound manner. The Finance Board establishes regulations and otherwise supervises the operations of the FHLBank, primarily via periodic examinations.

Business Segments

     The FHLBank reviews its operations by grouping its products and services within two business segments. The measure of profit or loss and total assets for each segment is contained in Note 21, Segments, in the Notes to Audited Financial Statements. The products and services provided reflect the manner in which financial information is evaluated by management of the FHLBank. These business segments are:

•	Traditional Member Finance

•	Mortgage Partnership Finance® (MPF®) Program

Traditional Member Finance

Loans

     General Process. The FHLBank makes loans (sometimes referred to as advances) to members and eligible nonmember housing associates on the security of pledged mortgages and other eligible types of collateral.

     Loan Programs. The following table describes the most common loan products offered by the FHLBank as of March 31, 2005. Information presented in the following discussion on loan programs relates expressly to Loans to Members and excludes mortgage loans and loans relating to the Banking on Business (“BOB”) program.

FHLBank of Pittsburgh - Loan Portfolio as of March 31, 2005

Product	Description	Pricing [1]	Maturity	Portfolio %
RepoPlus	Short-term fixed-rate loans; principal and interest paid at maturity.	8 to 30 bps	1 day up to 3 months	28.2%
Mid-Term Repo Plus	Mid-term fixed- and adjustable-rate loans; principal paid at maturity; interest paid quarterly.	8 to 30 bps	3 months to 3 years	26.6%
Term Loans	Long-term fixed-rate and adjustable-rate loans; principal paid at maturity; interest paid quarterly; (includes amortizing loans with principal and interest paid monthly.	10 to 35 bps	> 3 years to 30 years	15.0%
Convertible Select	Long-term fixed-rate and adjustable-rate loans with conversion options sold by member; principal paid at maturity; interest paid quarterly.	20 to 45 bps	1 year to 15 years	29.4%
Hedge Select	Long-term fixed-rate and adjustable-rate loans with embedded options bought by member; principal paid at maturity; interest paid quarterly.	10 to 35 bps	1 year to 10 years	0.7%
Returnable	Loans in which the member has the right to prepay the loan after a specified period.	10 to 35 bps	>3 years to 30 years	0.1%

[1]	Pricing spread over the FHLBank’s cost of funds.

     RepoPlus. The FHLBank serves as a major source of liquidity for its members. Access to the FHLBank’s loans for liquidity purposes can reduce the amount of low-yielding liquid assets a member would otherwise need to hold for liquidity purposes. One of the FHLBank’s primary loan products for member liquidity is RepoPlus, a revolving line of credit which allows members to borrow, repay and reborrow based on the terms of the line.

     Mid-Term RepoPlus. The FHLBank’s loan products also help members in asset/liability management. The FHLBank offers loans to minimize the risks associated with the maturity, amortization and prepayment characteristics of mortgage loans. Such loans from the FHLBank can reduce a member’s interest rate risk associated with holding long-term fixed-rate mortgages. The Mid-Term RepoPlus assists members with managing intermediate term interest rate risk. To assist members with managing the basis risk, or the risk of a change in the spread relationship between two indices, the FHLBank offers adjustable-rate Mid-Term RepoPlus with maturity terms between 3 months and 3 years. Adjustable-rate, Mid-Term RepoPlus can be priced based on a prime, Fed funds, 1-month LIBOR or 3-month LIBOR index. The LIBOR indices are most popular with the FHLBank’s members.

     Term Loans. For managing longer-term interest rate risk and to assist with asset/liability management, the FHLBank offers long-term fixed-rate loans for terms from 3 to 30 years. Amortizing long-term fixed-rate loans can be fully amortized on a monthly basis over the term of the loan or amortized balloon-style, based on an amortization term longer than the maturity of the loan.

     Convertible Select, Hedge Select, and Returnable. Some of the FHLBank’s loans contain embedded options. The member can either sell an embedded option to the FHLBank or it can purchase an embedded option from the FHLBank. As of March 31, 2005, loans to members for which the FHLBank had the right to call the loan, called Convertible Select, constituted $11.0 billion of the portfolio. Loans in which the members purchased an option from the FHLBank, called Hedge Select, constituted $252 million of the loan portfolio. Loans in which members have the right to prepay the loan, called Returnable, constituted $30 million of the portfolio.

     Collateral. The FHLBank is required to obtain and maintain a security interest in eligible collateral at the time it originates or renews a loan. Eligible collateral includes: 1) whole first mortgages on improved residential property, or securities representing a whole interest in such mortgages; 2) securities issued, insured, or guaranteed by the United States government or any of its agencies, including without limitation the Government National Mortgage Association (Ginnie Mae); 3) mortgage-backed securities issued or guaranteed by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac) neither of which are guaranteed by the U.S. Government; 4) cash or deposits in the FHLBank; and 5) other real estate-related collateral acceptable to the FHLBank provided that such collateral has a readily ascertainable value and the FHLBank can perfect a security interest in such property. An affiliate of a member may pledge eligible collateral to secure the indebtedness of the member. The affiliate does not have to be an insured financial institution.

     Community financial institutions (CFIs), which are members that have less than $567 million in average assets over the past three years, may pledge a broader array of collateral as security for loans from the FHLBank, including small-business loans, farm loans, and agriculture loans. This type of collateral pledged by CFIs comprises about 1% of the FHLBank’s collateral pool as of March 31, 2005.

     The FHLBank determines the type and amount of collateral each member has available to pledge as security for FHLBank loans by reviewing the call reports the members file with their primary banking regulators. Approximately 52% of the collateral used to secure loans made by the FHLBank is single-family, residential mortgage loans, which include a very low amount of manufactured housing loans. The next major category of collateral is high quality securities, including U.S. Treasuries, U.S. Agencies, Agency mortgage-backed securities and private label mortgage-backed securities with a credit rating of at least AA, all of which account for approximately 25% of the total amount of collateral held by members. The FHLBank also accepts other real estate-related collateral (“ORERC”), which is primarily commercial mortgages. ORERC accounts for approximately 22% of the total amount of eligible collateral held by the members as of March 31, 2005. Other than ORERC and CFI collateral, the FHLBank does not have a loan secured by a member’s pledge of any other form of non-residential mortgage asset.

     As additional security for each member’s indebtedness, the FHLBank has a statutory lien on the member’s capital stock in the FHLBank.

     Priority. The FHLBank Act affords any security interest granted to the FHLBank by any member, or any affiliate of a member, priority over the claims and rights of any third party, including any receiver, conservator, trustee or similar party having rights of a lien creditor. The only two exceptions are: (1) claims and rights that would be entitled to priority under otherwise applicable law and are held by actual bona fide purchasers for value or (2) parties that are secured by actual perfected security interests.

     Blanket Lien and Perfection. Generally, the FHLBank lends to member institutions under a blanket lien, which grants the FHLBank a security interest in all eligible assets of the member. At the request of the member, the FHLBank will limit its security interest to specific assets pledged by the member. The FHLBank generally perfects its security interest under Article 9 of the Uniform Commercial Code by filing a financing statement. With respect to non-blanket lien borrowers (typically insurance companies and housing associates), the FHLBank takes control of all collateral at the time the loan is made through the delivery of securities or mortgages to the FHLBank or its custodian. In the event of a deterioration in the financial condition of a blanket lien member, the FHLBank will take control of sufficient eligible collateral to perfect its security interest in collateral pledged to secure the borrowers’ indebtedness to the FHLBank.

     Specialized Programs. The FHLBank helps members meet their Community Reinvestment Act responsibilities. Through community investment cash advance programs such as the Affordable Housing Program (AHP) and the Community Lending Program, members have access to subsidized and other low-cost funding. Members use the funds from these programs to create affordable rental and homeownership opportunities, and for commercial and economic development activities that benefit low- and moderate-income neighborhoods, thus contributing to the revitalization of their communities.

     Nonmember Borrowers. In addition to member institutions, the FHLBank is permitted under the FHLBank Act to make loans to nonmember housing associates that are approved mortgagees under Title II of the National Housing Act. These eligible housing associates must be chartered under law, be subject to inspection and supervision by a governmental agency, and lend their own funds as their principal activity in the mortgage field. The Finance Board must approve each applicant. Housing associates are not subject to certain provisions of the FHLBank Act that are applicable to members, such as the capital stock purchase requirements. However, they are generally subject to more restrictive lending and collateral requirements than those applicable to members. Housing associates, because they are not depository institutions, are not eligible to become FHLBank members and purchase capital stock in the FHLBank. Housing associates that are not also state housing finance agencies are limited to pledging to the FHLBank as security for FHLBank loans their FHA mortgage loans and securities backed by FHA mortgage loans. Housing associates that are state housing finance agencies (that is, they are also instrumentalities of state or local government) may, in addition to pledging FHA mortgages and securities backed by FHA mortgages, also pledge as collateral for FHLBank loans: 1) U.S. Treasury and agency securities; 2) single and multifamily mortgages; 3) securities backed by single and multifamily mortgages; and 4) deposits with the FHLBank. As of March 31, 2005, the FHLBank had approved two state housing finance agencies as housing associate borrowers. One of the housing associates has borrowed from the FHLBank from time to time, although as of March 31, 2005, neither had any outstanding loans from the FHLBank.

Investments

     Overview. The FHLBank maintains a portfolio of investments for two main purposes: liquidity and additional earnings. For liquidity purposes, the FHLBank invests in shorter-term securities to ensure the availability of funds to meet member credit needs. These short-term investments comprise primarily overnight Federal funds, term Federal funds, interest-bearing certificates of deposit and commercial paper.

     The FHLBank further enhances interest income by maintaining a longer-term investment portfolio, which includes securities issued by the U.S. Treasury, U.S. government agencies, government sponsored mortgage agencies, state and local government agencies, and mortgage-backed securities. Investments in government-sponsored mortgage-backed securities are not included in the U.S. government agency obligations classification used throughout this Form 10. Securities carry the top two ratings from Moody’s Investors Service or Standard & Poor’s. The long-term investment portfolio provides the FHLBank with higher returns than those available in the short-term money markets. Investment income also bolsters the FHLBank’s capacity to meet its commitment to affordable housing and community investment, to cover operating expenses, and to satisfy its statutory Resolution Funding Corporation (“REFCORP”) assessment.

     Prohibitions. Under Finance Board regulations, the FHLBank is prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an ownership in an entity, other than stock in investment companies or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by United States branches and agency offices of foreign commercial banks;

•	non-investment-grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after purchase by the FHLBank;

•	whole mortgages or other whole loans, other than; (1) those acquired under a FHLBank’s mortgage purchase program; (2) certain investments targeted to low-income persons or communities; (3) certain marketable direct obligations of state, local or tribal government units or agencies, having at least the second highest credit rating from a nationally recognized statistical rating organization; (4) mortgage-backed securities or asset-backed securities backed by manufactured housing loans or home equity loans; and (5) certain foreign housing loans authorized under Section 12(b) of the FHLBank Act; and

•	non-U.S.-dollar-denominated securities.

     The Finance Board regulations further limit the FHLBank’s investment in mortgage-backed securities (“MBS”) and asset-backed securities. This provision requires that the total book value of mortgage-backed securities owned by the FHLBank not exceed 300% of the FHLBank’s previous month-end capital on the day it purchases additional MBS securities. In addition, the FHLBank is prohibited from purchasing:

•	interest-only or principal-only stripped mortgage-backed securities;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment conduits;

•	fixed-rate or floating-rate mortgage-backed securities that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest rate change of 300 basis points.

     The FHLBanks are prohibited from purchasing a FHLBank consolidated obligation as part of the consolidated obligation’s initial issuance. The FHLBank Investment Policy prohibits the FHLBank from investing in a FHLBank issue at any time.

     The FHLBank does not have any special-purpose entities or any other type of off-balance-sheet conduits.

Deposits

     The FHLBank Act allows the FHLBank to accept deposits from its members, from any institution for which it is providing correspondent services, from other FHLBanks, or from other federal instrumentalities. Deposit programs provide some of the FHLBank’s funding resources, while also giving members a low-risk earning asset that satisfies their regulatory liquidity requirements. The FHLBank offers several types of deposit programs to its members including demand, overnight and term deposits.

Mortgage Partnership Finance® (MPF®) Program (Mortgage Loans Held for Portfolio)

     In 1999, the FHLBank began participating in the Mortgage Partnership Finance (MPF) Program under which the FHLBank invests in qualifying five- to 30-year conventional conforming and government-insured fixed-rate mortgage loans on one-to-four family residential properties. The MPF program was developed by the FHLBank of Chicago in 1997 to provide participating members a secondary market alternative that allows for increased balance sheet liquidity as well as removes assets that carry interest rate and prepayment risks from their balance sheets. In addition, the MPF program provides a greater degree of competition among mortgage purchasers and allows small and mid-sized community-based financial institutions to participate more effectively in the secondary mortgage market.

     The FHLBank held approximately $8.5 billion and $7.8 billion in mortgage loans at par under this program at December 31, 2004 and December 31, 2003 respectively. As of December 31, 2004 and 2003, mortgage loans represented approximately 13.9% and 14.7% of total assets, respectively. In terms of income, mortgage loans contributed about 20.6% to total interest income in 2004, and contributed 18.6% to total interest income in 2003. As of March 31, 2005, the FHLBank held $8.7 billion in mortgage loans at par under this program. For additional financial information regarding the MPF segment, see Footnote No. 21 “Segments” of the Audited Financial Statements.

     A key difference between the MPF program and other secondary market alternatives is the separation of various activities and risks associated with mortgage lending. Under the MPF program, participating members generally market, originate and service qualifying residential mortgages for sale to the FHLBank. Member banks have direct knowledge of their mortgage markets and have developed expertise in underwriting and servicing residential mortgage loans. By allowing participating members to originate mortgage loans, whether through retail or wholesale operations, and to retain or acquire servicing of mortgage loans, the MPF program gives control of the functions that relate to credit risk to participating members. Members may also receive a servicing fee if they choose to retain loan servicing rather than transfer servicing rights to a third-party provider.

     Participating members are paid a credit enhancement fee for retaining and managing a portion of the credit risk in the mortgage loan portfolios sold to the FHLBank. The credit enhancement structure motivates participating members to minimize loan losses on mortgage loans sold to the FHLBank. Additionally, the FHLBank is responsible for managing the interest rate risk, prepayment risk, liquidity risk and a residual portion of the credit risk associated with the mortgage loans. These loans are then either held by the FHLBank in its portfolio or participated in whole or part to the FHLBank of Chicago or other FHLBanks.

     The FHLBank of Chicago, under agreement with the FHLBank, provides the operational support for the MPF program. As compensation for providing the support services, the FHLBank grants a 25% participation interest to the FHLBank of Chicago in most mortgage loans purchased by the FHLBank under the MPF program. All credit losses on individual mortgage loans or pools of loans with participations are shared with the FHLBank of Chicago or other FHLBanks on a pro rata basis to the extent of each FHLBank’s participation.

     The FHLBank offers various products under the MPF program that are differentiated primarily by their credit risk structures. While the credit risk structure may vary, the Finance Board requires that all pools of MPF loans purchased by the FHLBank have the credit risk exposure equivalent of a double-A rated mortgage instrument. The FHLBank maintains an allowance for credit losses on its mortgage loans that management believes is adequate to absorb any probable losses incurred beyond the credit enhancements provided by participating members. The FHLBank had approximately $725,000,

$680,000 and $514,000 in reserves for credit losses for this program at March 31, 2005, December 31, 2004 and December 31, 2003 respectively.

     The FHLBank offers the following three products under the MPF program: Original MPF, MPF Plus, and Original MPF for Federal Housing Administration/Veterans Administration (FHA/VA) Loans. The credit risk structure for each of the products can be briefly summarized as follows:

     Original MPF. Under Original MPF, the first layer of credit losses for each pool of loans (following any primary mortgage insurance coverage) is applied to a first loss account, which increases over the life of the loans. Any losses related to this first loss account are the responsibility of the FHLBank. The member then provides a credit enhancement obligation for each pool of loans. The member is paid a fixed credit enhancement fee for providing this credit enhancement obligation. Loan losses applied to the first loss account as well as losses in excess of the first loss account and the member’s credit enhancement obligation are recorded by the FHLBank.

     MPF Plus. Under MPF Plus, the first layer of losses (following any primary mortgage insurance coverage) is applied to a first loss account equal to a specified percentage of the loans in the pool as of the sale date. Any losses related to this first loss account are the responsibility of the FHLBank. The member obtains additional credit enhancement in the form of a supplemental mortgage insurance policy to cover losses in excess of the deductible of the policy, which is equal to the first loss account. Loan losses not covered by the first loss account and supplemental mortgage insurance are paid by the member, up to the amount of the member’s credit enhancement obligation for each pool of loans. If applicable, the member is paid a fixed credit enhancement fee and a performance-based fee for providing a credit enhancement obligation. Loan losses applied to the first loss account as well as losses in excess of the combined first loss account, the supplemental mortgage insurance policy amount, and the member’s credit enhancement obligation are recorded by the FHLBank.

     Original MPF for FHA/VA Loans. With Original MPF for FHA/VA loans, participating members obtain FHA insurance or a VA guarantee and are responsible for all unreimbursed servicing expenses. In addition to a servicing fee, the member receives a government loan fee. Since the member servicing these mortgage loans takes the risk with respect to amounts not reimbursed by either the FHA or VA, this product results in the FHLBank having mortgage loans that are expected to perform similar to Federal agency securities.

     Additional information regarding the MPF program and the products offered by the FHLBank is provided in Item 2: Management’s Discussion and Analysis of Financial Condition beginning on page 16.

     “Mortgage Partnership Finance” and “MPF” are registered trademarks of the Federal Home Loan Bank of Chicago.

Recoverable Assistance

     The FHLBank offers The Banking On Business (“BOB”) program to members, which is specifically targeted to small businesses in the FHLBank’s district. The program objective is to assist in the start up or expansion of small business. Under the Banking On Business program, the FHLBank makes funds available to its members to be used as additional equity for a member loan to an approved small business borrower, therefore enabling small businesses to qualify for credit that would not otherwise be available. Funds are awarded and disbursed as “recoverable assistance.” Members collect and remit to the FHLBank repayment of the recoverable assistance, with interest per the agreement, provided the business is able to repay the assistance provided.

Debt Financing—Consolidated Obligations

     Primary Funding. The primary source of funds for the FHLBank is the sale of debt securities, known as consolidated obligations. Consolidated obligations are the joint and several obligations of the FHLBanks, backed by the financial resources of the twelve FHLBanks. Consolidated obligations are not obligations of the United States, and the United States does not guarantee them, either directly or indirectly. Moody’s has rated consolidated obligations AAA/P-1, and Standard & Poor’s has rated them AAA/A-1+.

	Consolidated Obligations as of
(in thousands)	3/31/05	12/31/04	12/31/03
Consolidated Obligations:
Consolidated Bonds	$42,312,954	$41,383,521	$36,621,817
Discount Notes	13,030,463	15,160,634	11,536,705

Total FHLBank Consolidated Obligations	$55,343,417	$56,544,155	$48,158,522

Total FHLBank System Combined Consolidated Obligations – at par	$872,733,059	$869,241,591	$759,528,850

     Office of Finance. The OF has responsibility for issuing and servicing consolidated obligations on behalf of the FHLBanks. The OF also serves as a source of information for the FHLBank on capital market developments, markets the FHLBank System’s debt on behalf of the FHLBank, selects and evaluates underwriters, prepares combined financial statements, administers REFCORP and the Financing Corporation (FICO), and manages the FHLBank’s relationship with the rating agencies with respect to the consolidated obligations.

     Consolidated Bonds. On behalf of the FHLBank, the OF issues consolidated bonds that the FHLBank uses to provide loans to members. The FHLBank also uses consolidated bonds to fund the MPF Program and its investment portfolio. Typically, the maturity of these bonds ranges from one year to ten years, but the maturity is not subject to any statutory or regulatory limit. Consolidated bonds can be issued and distributed through negotiated or competitively bid transactions with approved underwriters or selling group members. To reduce interest rate risk, the FHLBank swaps much of its term debt issuance to floating rates through the use of interest rate swaps.

     Consolidated bonds can be issued in several ways. The first way is through a daily auction for both bullet (non-callable and non-amortizing) and American-style callable bonds. Consolidated bonds can also be issued through a selling group, which typically has multiple lead investment banks on each issue. The third way consolidated bonds can be issued is through a negotiated transaction with one or more dealers. The process for issuing consolidated bonds under the three general methods above can vary depending on whether the bonds are non-callable or callable.

     For example, the FHLBank can request funding through the TAP auction program (quarterly debt issuances that reopen or “tap” into the same CUSIP number) for fixed-rate non-callable (bullet) bonds. This program uses specific maturities that may be reopened daily during a three-month period through competitive auctions. The goal of the TAP program is to aggregate frequent smaller issues into a larger bond issue that may have greater market liquidity.

     Consolidated Discount Notes. The OF also sells consolidated discount notes to provide short-term funds for loans to members for seasonal and cyclical fluctuations in savings flows and mortgage financing, short-term investments, and other funding needs. Discount notes are sold at a discount and mature at par. These securities have maturities of up to 360 days.

     There are three methods for issuing discount notes. First, the OF auctions 1, 2, 3, & 6-month discount notes twice per week and any FHLBank can request an amount to be issued. The market sets the price for these securities. The second method of issuance is via the OF’s window program through which any FHLBank can offer a specified amount of discount notes at a maximum rate and a specified term up to 360 days. These securities are offered daily through a 16-member consolidated discount note selling group of broker-dealers. The third method is via reverse inquiry, wherein a dealer requests a specified amount of discount notes be issued for a specific date and price. The OF shows reverse inquiries to the FHLBanks, which may or may not choose to issue those particular discount notes.

Capital Resources

     Capital Plan. From its enactment in 1932, the FHLB Act provided for a subscription-based capital structure for the FHLBanks. The amount of capital stock that each FHLBank issued was determined by a statutory formula establishing how much FHLBank stock each member was required to purchase. With the enactment of the Gramm-Leach-Bliley Act, the statutory subscription-based member stock purchase formula was replaced with requirements for total capital, leverage capital, and risk-based capital for the FHLBanks. The FHLBanks were also required to develop new capital plans to replace the previous statutory structure.

     The FHLBank implemented its new capital plan on December 16, 2002 (“Capital Plan”). In general, the Capital Plan requires each member to own stock in an amount equal to the aggregate of a membership stock requirement and an activity-based stock requirement. The FHLBank may adjust these requirements from time to time within limits established in the Capital Plan.

     FHLBank capital stock may not be publicly traded, and it can be issued, exchanged, redeemed, and repurchased only at its stated par value of $100 per share. Under the new Capital Plan, capital stock may be redeemed upon five years’ notice, subject to certain conditions. In addition, the FHLBank has the discretion to repurchase excess stock from members. Ranges have been built into the Capital Plan to allow the FHLBank to adjust the stock purchase requirement to meet its regulatory capital requirements, if necessary. Please refer to the detailed description of the Capital Plan attached as Exhibit 99.1.

     Dividends and Retained Earnings. The FHLBank may pay dividends from current net earnings or previously retained earnings, subject to certain limitations and conditions. The FHLBank’s Board of Directors may declare and pay dividends in either cash or capital stock. The FHLBank currently pays a cash dividend. In the fourth quarter 2003, the FHLBank’s Board of Directors adopted a methodology for determining the FHLBank’s target level of retained earnings based on a number of criteria, including certain risk factors. The objective of this target is to provide reasonable protection against the possibility of a temporary impairment of value in the FHLBank’s capital stock and to promote greater stability of dividends. The FHLBank’s retained earnings plan currently calls for the FHLBank to achieve a balance of retained earnings of $200 million over time. As of March 31, 2005, the balance of retained earnings was $116.4 million. Since the fourth quarter 2003, in order to build retained earnings to reach this target, the FHLBank’s Board of Directors has declared dividends limited to 50 percent of management’s estimate of net income earned during the dividend period. The Board of Directors of the FHLBank will continue to review the targeted amount of retained earnings on a regular basis.

Derivatives and Hedging Activities

     The FHLBank enters into interest rate swaps, options, swaptions, interest rate cap and floor agreements, and forward contracts (collectively known as derivatives) to manage its exposure to changes in interest rates. The FHLBank uses these derivatives to adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve its risk management objectives. The FHLBank uses derivative financial instruments in three ways: (1) by designating them as a fair value or cash flow hedge of an underlying financial instrument, a firm commitment or a forecasted transaction; (2) by acting as an intermediary between members and the capital markets; or (3) as an asset/liability management tool, such as a non-SFAS 133 economic hedge. See Note 17 “Derivatives and Hedging Activities” for additional information.

     For example, the FHLBank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of assets and liabilities. The FHLBank also uses derivatives to manage embedded options in assets and liabilities; to hedge the market value of existing assets, liabilities and anticipated transactions; to hedge the duration risk of prepayable instruments; and to reduce funding costs. To reduce funding costs, the FHLBank may enter into derivatives concurrently with the issuance of consolidated obligations. This strategy of issuing bonds while simultaneously entering into derivatives enables the FHLBank to offer a wider range of attractively priced loans to its members. The continued attractiveness of such debt depends on price relationships in both the bond market and derivative markets. If conditions in these markets change, the FHLBank may alter the types or terms of the bonds issued. In acting as an intermediary between members and the capital markets, the FHLBank enables its smaller members to access the capital markets in a cost-efficient manner.

     The Finance Board effectively regulates the FHLBank’s use of derivatives through its Financial Management Policy, which establishes guidelines for derivatives. The Financial Management Policy prohibits trading in or the speculative use of these instruments and limits credit risk arising from these instruments. The FHLBank may use derivatives only to manage its interest rate risk positions and mortgage prepayment risk positions. All derivatives are recorded in the Statement of Condition at fair value.

     The following table summarizes the primary derivative instruments, along with the specific hedge transaction utilized to manage various interest rate risks.

Derivative Hedging
Hedge Classification	Instrument	Hedged Item	Purpose of Hedge Transaction
Economic Hedge Fair Value Hedge	Pay fixed, receive floating interest rate swap	Fixed-rate assets	To protect against an increase in interest rates by converting the asset’s fixed rate to a floating rate
Economic Hedge Fair Value Hedge	Receive fixed, pay floating interest rate swap	Noncallable fixed-rate debt	To protect against a decline in interest rates by converting the fixed rate to a variable rate
Economic Hedge Fair Value Hedge	Receive fixed, pay floating interest rate swap, call option	Callable fixed-rate debt	To protect against a decline in interest rates by converting the fixed rate to a variable rate.
Economic Hedge Cash Flow Hedge	Interest rate cap	Variable-rate debt	To protect against an increase in interest rates by providing an upper limit on the interest costs on debt in a rising rate environment
Economic Hedge	Interest rate floor	Variable-rate asset	To protect against a decrease in interest rates by providing a limit on interest earned on assets in a falling rate environment
Economic Hedge Fair Value Hedge	Indexed amortizing pay fixed, receive floating swap	Fixed-rate assets – mortgage loans	To protect against variability in interest rates and prepayment speeds by relating the notional principal of a pay fixed swap to a reference mortgage loan pool

     In the last hedge above, the FHLBank has entered into mortgage hedges using interest rate swaps whereby typically 30-year or 15-year mortgage pools are hedged for a term less than the contract. Initially, the notional amount of the swap equates to the principal amount of the mortgage. The notional amount of the swap adjusts to the amount remaining in a “reference pool” monthly. The reference pool is typically a GNMA or FNMA securitized mortgage pool. The term of the interest rate swap may vary based upon a number of factors, including management’s estimate of the term necessary to hedge most of the fair value risk in the specifically identified mortgage loans. These hedges receive fair value hedge treatment with any ineffectiveness recorded in the Statement of Operations.

Competition

     Loans to Members. The FHLBank competes with other suppliers of wholesale funding, both secured and unsecured, including investment banking firms, commercial banks, and brokered deposits largely on the basis of cost. Competition may be greater in regard to larger members, which have greater access to the capital markets.

     Purchase of Mortgage Loans. Members have several alternative outlets for their mortgage loan production including Fannie Mae, Freddie Mac, mortgage banker correspondent programs, and the national secondary loan market. The MPF Program competes with these alternatives on the basis of price and product attributes. Additionally, a member may elect to hold all or a portion of its mortgage loan production in portfolio potentially funded by a loan from the FHLBank.

     Issuance of Consolidated Obligations. The FHLBank competes with Fannie Mae, Freddie Mac and other government-sponsored enterprises as well as corporate, sovereign and supranational entities for funds raised through the issuance of unsecured debt in the national and global debt markets. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt cost or lesser amounts of debt issued at the same cost than otherwise would be the case. In addition, the FHLBank’s status as a government-sponsored enterprise affords certain preferential treatment for its debt obligations under the current regulatory scheme for depository institutions operating in the United States as well as preferential tax treatment in a number of state and municipal jurisdictions. Any change in these regulatory conditions as they affect the holders of FHLBank debt obligations would likely alter the relative competitive position of such debt issuance resulting in potentially higher cost to the FHLBank.

     In addition, the sale of callable debt and the simultaneous execution of callable interest rate derivatives that mirror the debt have been an important source of funding for the FHLBank. There is considerable competition among high-credit-quality issuers in the markets for callable debt and for derivative agreements, which can raise the cost of issuing this form of debt.

Regulatory Oversight, Audits and Examinations

     Regulation. The Finance Board, an independent agency in the executive branch of the U.S. government, supervises and regulates the FHLBanks and the OF. The Finance Board establishes policies and regulations covering the operations of the FHLBanks. The Government Corporation Control Act provides that, before a government corporation issues and offers obligations to the public, the Secretary of the Treasury has the authority to prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the way and time issued; and the selling price. The U.S. Department of the Treasury receives the Finance Board’s annual report to Congress, monthly reports reflecting securities transactions of the FHLBanks, and other reports reflecting the operations of the FHLBanks.

     Final Rule on Registration Under the Securities Exchange Act of 1934. On June 23, 2004, the Finance Board adopted a final rule that requires the FHLBanks to register a class of securities with the Securities Exchange Commission (SEC) under Section 12(g) of the 1934 Act, bringing each FHLBank into the periodic disclosure regime as administered by the SEC. The FHLBank must register by June 30, 2005, with the registration becoming effective no later than August 29, 2005.

     Examination. The Finance Board conducts annual onsite examinations of the operations of the FHLBank. In addition, the Comptroller General has authority under the FHLBank Act to audit or examine the Finance Board and the FHLBank and to decide the extent to which they fairly and effectively fulfill the purposes of the FHLBank Act. Furthermore, the Government Corporation Control Act provides that the Comptroller General may review any audit of the financial statements conducted by an independent registered public accounting firm. If the Comptroller General conducts such a review, then he or she must report the results and provide his or her recommendations to Congress, the Office of Management and Budget, and the FHLBank in question. The Comptroller General may also conduct his or her own audit of any financial statements of the FHLBank.

     Audit. The FHLBank has an internal audit department that conducts routine internal audits and reports directly to the Audit Committee of the FHLBank’s Board of Directors. In addition, an independent registered public accounting firm audits the annual financial statements of the FHLBank. The independent registered public accounting firm (RPAF) conducts these audits following the Standards of the Public Company Accounting Oversight Board of the United States of America and Government Auditing Standards issued by the Comptroller General. The FHLBank, the Finance Board, and Congress all receive the audit reports.

Personnel

     As of May 31, 2005, the FHLBank had 221 full-time employee positions and five part-time employee positions, for a total of approximately 223.5 full-time equivalents. The employees are not represented by a collective bargaining unit and the FHLBank considers its relationship with its employees to be good.

Taxation

     The FHLBank is exempt from all federal, state and local taxation except for real estate property taxes.

Resolution Funding Corporation (REFCORP) and Affordable Housing Program (AHP) Assessments

     The FHLBank is obligated to make payments to REFCORP in an amount of 20% of net earnings after operating expenses and AHP expenses. The FHLBank must make these payments to REFCORP until the total amount of payments actually made by all twelve FHLBanks is equivalent to a $300 million annual annuity whose final maturity date is April 15, 2030. The Finance Board will shorten or lengthen the period during which the FHLBanks must make payments to REFCORP depending on actual payments relative to the referenced annuity. In addition, the Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors used in this calculation. The cumulative amount to be paid to REFCORP by the FHLBank is not determinable at this time due to the interrelationships of the future earnings of all FHLBanks and interest rates. See Note 1 “Summary of Significant Accounting Policies” of the Audited Financial Statements for additional information.

     In addition, annually the FHLBanks must set aside, on a combined basis, for the AHP the greater of an aggregate of $100 million or 10% of current year’s income before charges for AHP (but after expenses for REFCORP and restoring any interest expense related to dividends on capital stock treated as a liability under SFAS 150). Currently, combined assessments for REFCORP and AHP are the equivalent of a 26.5% effective rate for the FHLBank. The combined REFCORP and AHP assessments for the FHLBank were $36.4 million, $10.0 million, and $17.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. The combined REFCORP and AHP assessments were $12.4 million and $10.7 million for the three months ended March 31, 2005, and 2004 respectively.

Item 2: Financial Information

Selected Financial Data

     The following table should be read in conjunction with the financial statements and related notes included in this report. The results of operations data for the three years ended December 31, 2004, 2003, and 2002 and the financial position data as of December 31, 2004 and 2003 are derived from the audited financial statements and footnotes included in this report. The results of operations data for the years ended December 31, 2001 and 2000, and the financial position data as of December 31, 2002, 2001 and 2000 are derived from the audited financial statements not included within this report. The results of operations data for the three months ended March 31, 2005 and 2004, and the financial position data are unaudited and are derived from the financial statements and footnotes included in this report.

(dollars in thousands)		Year ended December 31,
	3/31/05	2004	2003	2002	2001	2000
	(Unaudited)

Statement of Condition (at period-end)

Total assets	$59,835,645	$61,398,912	$53,519,059	$45,554,765	$42,914,156	$45,063,105

Mortgage loans held for portfolio, net	8,780,568	8,664,551	8,065,285	4,950,914	1,838,465	1,909,772

Loans to Members	37,766,906	38,989,126	34,671,987	29,262,399	29,315,410	25,945,961
Investments, interest-bearing deposits, deposits, federal funds sold, trading securities, available-for-sale securities, and held-to-maturity securities. (1)	12,483,302	12,926,347	9,991,942	10,395,503	11,063,887	15,378,269

Deposits and other borrowings	1,143,639	1,036,808	1,366,374	2,414,436	1,718,012	1,443,419

Consolidated obligations, net	55,343,417	56,544,155	48,158,522	39,361,793	38,270,470	40,432,863

Capital	2,589,231	2,778,578	2,372,542	1,899,740	1,978,055	2,174,490

AHP Payable	26,984	23,362	17,407	26,145	39,932	44,016
REFCORP Payable	9,761	8,942	2,505	2,822	6,498	10,017

Aggregate FHLB system wide consolidated Obligations – at par	$872.7	$869.2	$759.5	$680.7	$637.3	$614.1

(dollars in billions)

	Three months ended
Statement of Income	3/31/05	3/31/04	2004	2003	2002	2001	2000
	(Unaudited)

Net interest income before provision for credit losses on mortgage loans	$52,082	$25,476	$134,562	$112,007	$202,333	$238,592	$262,155
Provision/(benefit)for credit losses on mortgage loans	44	12	166	(147)	570	76	15

Other income	89	4,083	4,341	3,370	12,027	35,655	19,003
Net gain/(loss) on derivatives and hedging activities	8,067	12,784	31,182	(39,791)	(109,869)	(89,224)	(58)

Other expenses	13,552	10,461	41,233	38,023	38,519	46,406	45,280

Income before assessments	46,642	31,870	128,686	37,710	65,402	138,541	235,805

Assessments	12,385	10,687	36,373	10,004	17,352	34,378	62,560
Income before cumulative effect of change in accounting principle	34,257	21,183	92,313	27,706	48,050	104,163	173,245
Cumulative effect of change in accounting principle (2)	—	8,413	8,413	—	—	(8,962)	—

Net income	$34,257	$29,596	$100,726	$27,706	$48,050	$95,201	$173,245

Dividends declared	$17,366	$8,212	$44,310	$50,182	$69,305	$118,613	$160,640

Weighted average dividend rate (3)	2.86%	1.27%	1.69%	2.22%	3.56%	6.50%	7.06%

Return on average equity	5.37%	4.84%	3.74%	1.18%	2.37%	4.90%	7.24%

Return on average assets	.24%	.21%	.17%	.05%	.10%	.23%	.36%

Net interest margin (4)	.36%	.19%	.23%	.22%	.45%	.59%	.56%

Total capital ratio (at period-end) (5)	4.33%	4.64%	4.53%	4.43%	4.17%	4.61%	4.83%

Total average equity to average assets	4.38%	4.42%	4.60%	4.47%	4.38%	4.68%	4.96%

Notes:

(1) None of these securities were purchased under agreement to resell.

(2) The FHLBank adopted SFAS133 as of January 1, 2001, and recorded a net gain of $2.6 million on securities held at fair value and an $11.5 million net loss on derivatives and hedging activities. The FHLBank changed its method of amortizing and accreting deferred premiums and discounts on MBS and MPF loans as of June 30, 2004, and September 30, 2004, respectively. These changes were applied retroactively as of January 1, 2004. These changes resulted in cumulative income effects of $263,000 for the MBS and $8.2 million for the MPF loans that are reflected in the operating results of the year ended December 31, 2004. Please see Note 2—Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations.

(3) Weighted average dividend rates are dividends declared divided by the average of capital stock eligible for dividends based on the percentage of outstanding capital stock.

(4) Net interest margin is net interest income before mortgage loan loss provision as a percentage of average earning assets.

(5) Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income as a percentage of total assets at year-end.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Statements contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations, including statements describing the objectives, projections, estimates or future predictions of the FHLBank and the OF may be “forward-looking statements.” These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. The FHLBank cautions that, by their nature, forward-looking statements involve risks and uncertainties including, but not limited to, the following: economic and market conditions;demand for member loans resulting from changes in the FHLBank’s member deposit flows and credit demands;volatility of market prices, rates and indices that could affect the value of investments or collateral held by the FHLBank as security for the obligations of FHLBank members and counterparties to interest rate exchange agreements and similar agreements;political events – including legislative, regulatory, judicial or other developments – that affect the FHLBank, its members, its counterparties and/or investors in the consolidated obligations of the FHLBank; competitive forces, including without limitation other sources of funding available to the FHLBank’s members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals as employees of the FHLBank; ability to develop and support technology and information systems, including the Internet, sufficient to manage the risks of the FHLBank’s business activities effectively; changes in investor demand for consolidated obligations and/or the terms of interest rate exchange agreements and similar agreements, including changes in the relative attractiveness of consolidated obligations as compared to other investment opportunities; timing and volume of market activity; ability to introduce new FHLBank products and services, and to successfully manage the risks associated with those products and services, including new types of collateral securing loans; risk of loss arising from litigation that might be filed against the FHLBank or other FHLBanks; inflation/deflation; and changes in credit ratings and related market pricing associated with the FHLBank’s investments. This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the FHLBank’s financial statements and notes included herein.

Uncertainties

     The following uncertainties that are known to management could cause reported financial information not to be necessarily indicative of future operating results or of future financial conditions.

     Limits or Changes in Access to Capital Markets. The U.S. Treasury Department has the authority to prescribe the form, denomination, maturity, interest rate and conditions of the obligations that the FHLBank issues to the public. It has been reported that the U.S. Treasury is considering imposing either limits or changes in the manner in which the FHLBanks may access the capital markets. A change in the frequency of accessing the capital markets could require the FHLBank to hold additional liquidity on its balance sheet, which could adversely impact the type of loan product the FHLBank could make available to its members as well as the financial performance of the FHLBank.

     Consolidation of Members. The number of members in the FHLBank continues to fall due to mergers, acquisitions and other consolidations among members and between members and non-member institutions. The loss of a significant number of members or a few large members that are large borrowers could impact the future performance of the FHLBank.

     Change in Borrowing Practices. The amount of loans to certain large members is very sensitive to FHLBank collateral practices and pricing. A change in the borrowing practice by large members could change the level of loans outstanding, either up or down, significantly in any period.

     Member Regulators. The regulators of the members have raised concerns about loan characteristics and collateral practices of the FHLBank. The level and type of loans to members could be adversely affected by action of the members’ regulators limiting the type and amount of borrowing from the FHLBank. Some regulators have also imposed limits on the amount of capital in the FHLBank a member may hold over and above its membership and activity based requirements.

Context and Overview

     The FHLBank is a government-sponsored enterprise (GSE), chartered by Congress to assure the flow of liquidity through its member financial institutions into the American housing market. As a GSE, the FHLBank’s principal strategic niche derives from its ability to raise funds in the capital markets at narrow spreads to the Treasury yield curve. This fundamental competitive advantage, coupled with the joint and several cross-guarantee on FHLBank System debt distinguishes the FHLBank in the capital markets, and enables the FHLBank to present attractively priced funding to members. Though chartered by Congress, the FHLBank is privately capitalized by its member institutions, which are voluntary participants in its cooperative structure. The character of the FHLBank as a voluntary cooperative with the status of a federal instrumentality differentiates this institution from a traditional banking company in three principal ways.

     First, members voluntarily commit capital required for membership principally in order to gain access to the funding and other services provided by the FHLBank. The value in membership does not derive only from a dividend on the capital investment, but also from the availability of favorably priced liquidity. It is important for the FHLBank to generate a reliable stream of earnings in order to provide dividends on capital stock, but management recognizes that financial institutions choose membership in the FHLBank principally for the value of the products offered within this cooperative.

     Second, because the FHLBank’s customers and shareholders are the same group of approximately 340 institutions, there is a need to balance the dividend expectations of shareholders, on the one hand, from the pricing expectations of customers, on the other, although both are the same institutions. By charging wider spreads on loans to customers, the FHLBank could generate higher dividends for shareholders. Yet these same shareholders viewed as customers would prefer narrower loan spreads. The FHLBank strives to achieve a balance between the twin goals of generating an attractive dividend and providing liquidity and other services to members at advantageous prices. The FHLBank does not strive to maximize the dividend yield on the stock as such, but to produce an earned dividend that compares favorably to short-term rates, compensating members for the cost of the capital they have invested in the FHLBank.

     Finally, the FHLBank is different from a traditional banking institution because its GSE charter is based on a public policy purpose to assure liquidity for housing, and especially, to enhance the availability of affordable housing for lower-income Americans. In upholding its public policy mission, the FHLBank offers a number of programs that consume a portion of earnings that might otherwise become available to its shareholders.

     The cooperative GSE character of this voluntary membership organization leads management to strive to maximize the value of FHLBank membership. That value is a combination of access to liquidity and other FHLBank services at favorable rates, plus a suitable dividend yield which is the outcome of the FHLBank’s financial performance.

Key Determinants of Financial Performance

     Many variables influence the financial performance of the FHLBank, but five factors exert the greatest effect, on the whole. These include:

•	Earnings on Capital

•	Spread Between the Yield on Assets and the Cost of Interest-bearing Liabilities

•	Leverage

•	Duration

•	Interest Rates and Yield Curve Shifts

     Any discussion of the financial condition and performance of the FHLBank must necessarily focus on the interplay of these five factors.

     Earnings on Capital. Member institutions held $2.6 billion in capital stock in the FHLBank at March 31, 2005. These capital funds represent a source of funding for the FHLBank, and are invested in the FHLBank’s asset portfolios. The maturities of the FHLBank’s assets are generally short-term in nature, or they have interest rate resets that refer to short-term rates, or they have been hedged with interest rate exchange agreements in which a short-term interest rate is received. As a result, the rates earned on the FHLBank’s capital reflect short-term rates in the market. If short-term rates are rising, the absolute dollar earnings of the FHLBank will increase because the spread between asset yields and interest-free capital will widen. Similarly, if short-term interest rates are declining, the FHLBank will earn less in absolute dollars on its capital funding. Earnings on capital are a major component of net interest income in absolute terms, and will rise or fall with prevailing short-term interest rates.

     The FHLBank strives to earn a dividend that is attractive relative to short-term rates in the market. If rates are trending downward, FHLBank earnings will trend downwards due to lower earnings on capital. The decline in earnings in this case is not problematic in regard to dividends, however, since the dividend target is also ratcheting downward with rates.

     During 2004, financial markets reversed a three-year trend of declining interest rates, and the Federal Open Market Committee began a measured program of increasing the Federal funds rate, ending the year after five rate increases at the level of 2.25%. A higher level of short-term rates in 2005 would have the effect of increasing Bank net interest income because of the wider spread earned on capital. At the same time, however, a somewhat higher level of short-term rates will raise the expectations of members for an upward-adjusting dividend yield as well.

     Spread Between the Yield on Assets and the Cost of Interest-bearing Liabilities. Earnings on capital represent one of two components in the FHLBank’s net interest margin. The other component is the spread that the FHLBank earns between the yield on assets and the cost of interest-bearing liabilities. These liabilities included $1.1 billion in members’ deposits and $55.3 billion in consolidated obligation bonds and notes (COs) at March 31, 2005. Because of its GSE status and joint and several obligation, the FHLBank is able to issue debt in the capital markets at spreads to the Treasury yield curve which are narrower than non-GSE issuers. This Agency spread advantage is a strategic competitive advantage for the FHLBank.

     On a year-end to year-end basis over the last two years, indicative spreads of the FHLBank bullet debt to Treasuries narrowed in the long end (three to ten years) and generally widened in the short end (three months to two years) as rates trended lower from year-end 2002 through May of 2003, then started rising. The three main drivers of spreads were (1) supply-demand dynamics; (2) the general level and direction of interest rates; and (3) swap spreads. The predominant factor was supply-demand dynamics, as Fannie Mae and Freddie Mac significantly reduced issuance in the long end and foreign investors, large buyers of agency debt, moved out the curve. With respect to interest rates, spreads are generally directional, narrowing as rates fall and widening as rates rise. Finally, swap spreads moved in a fashion similar to FHLBank bullet spreads during this two year period, reflecting the market’s declining concern with credit quality.

     The FHLBank deploys its Agency-priced funding in three broad categories of assets. First, as a ready source of liquidity for members, the FHLBank maintains ample liquid asset portfolios of various money market, commercial paper, short term Treasury and Agency issues that can be promptly converted into cash to meet members’ loan demand. Because these liquid assets are short-term in nature and of the highest quality, spreads between these assets and CO funding are generally measured at 15 basis points or less.

     A second asset category is loans to members, or advances, which totaled $37.8 billion at March 31, 2005, and represented 63.2% of total assets. In order to maximize the value of membership, the FHLBank strives to price its advances at levels that members will find not only competitive, but positively advantageous relative to their other sources of wholesale funding, if any. Typically the aggregate spread on the FHLBank loan portfolio averages approximately 23 basis points over the FHLBank’s cost of funds. In effect, members of the FHLBank receive funding as if they were drawing funds from the capital markets as AAA-rated firms.

     Narrow spreads on liquid assets and on loans to members may not be sufficient to generate an adequate net interest margin. As a result, the FHLBank holds a third segment of its assets in mortgage-based investments. Mortgage-based investments are deemed to be consistent with the FHLBank’s housing mission and produce wider spreads against CO funding. Spreads on MBS are typically twice the spread that the FHLBank derives on loans to members. At March 31, 2005, the FHLBank held $8.0 billion in MBS assets.

     A second category of mortgage-based assets held by the FHLBank is originated through the Mortgage Partnership Finance Program (MPF). At March 31, 2005, MPF assets totaled $8.8 billion and represented 14.7% of the FHLBank’s assets. In terms of financial performance and impact on spread, the role of MPF is akin to the role of MBS. That is, the FHLBank expects to earn a wider spread on MPF assets in order to enhance the weighted-average spread on total assets.

     The FHLBank’s spread between asset yields and the cost of underlying funds is an area of keen focus for management. While earnings on capital are driven by market interest rates, the spread that the FHLBank earns between assets and interest-bearing funds is determined by several factors. The FHLBank must successfully intermediate between the amount, timing, structure and hedging of its debt issuance and the deployment of funds in loans to members or in attractive investment opportunities as they arise. The FHLBank must balance the need for balance sheet liquidity against the opportunity cost of holding a portfolio of lower-yielding assets. Management is challenged to find and position investment assets that conform to standards of AAA or AA-rated credit quality while respecting limits on interest rate risk exposure.

     For the full year 2004, the FHLBank’s spread between interest-earning assets and interest-bearing liabilities was 12 basis points. Its earnings on capital contributed 11 basis points, for a combined net interest margin of 23 basis points.

     Leverage. Under the Gramm-Leach-Bliley Act of 1999, the FHLBank is required at all times to maintain a ratio of capital-to-assets at a level of 4% or higher. Using the reciprocal, the ratio of assets-to-capital cannot exceed 25 turns (25X). Since the leverage limit of 25X capital cannot be exceeded, it necessary as a practical matter for the FHLBank to operate at a lower degree of leverage to allow for the day-to-day flow of assets and funds.

     The degree of leverage that the FHLBank maintains directly affects the FHLBank’s resulting return on equity (ROE), and therefore its dividend-paying capacity. The higher the degree of leverage allowed and attained, the higher the potential ROE that the FHLBank can achieve. During periods of a weak economy and reduced demand for loans by members, the FHLBank’s loan portfolio may shrink in size, and with limits on the size of allowable investment portfolios, the overall balance sheet size of the FHLBank may contract noticeably. FHLBank may strive to maintain an optimal degree of leverage by repurchasing excess capital stock held at discretion by members.

     As a rule, management of the FHLBank strives to maintain a level of assets in relation to capital stock in a range of 21X to 24X capital. This serves to optimize the FHLBank’s ROE within all applicable limits.

     Duration. The FHLBank uses various metrics to measure, monitor and control its interest rate risk exposure. Policies on interest rate risk management established by the Board of Directors focus on duration of equity as a key measurement and control device for managing and reporting on the FHLBank’s exposure to changing rate environments. Under Board policy, the FHLBank must maintain a base case duration of equity within 4.5 years, and in shock cases of +/- 200 basis points, within 7 years. Management believes that these duration limits are relatively conservative in contrast with a conventional financial institution. It is the intent of the Board and management to maintain a comparatively low interest rate risk profile. The FHLBank’s liquid asset portfolios, because of their short tenor, do not expose the FHLBank to meaningful interest rate risk. The FHLBank’s member loan portfolio is hedged and funded to a generally balanced position without material rate risk exposure. The interest rate risk in the FHLBank’s balance sheet is principally located in the MBS and MPF portfolios. These mortgage portfolios may be short-funded to a degree, giving rise to duration risk, and because of the extension and prepayment risk inherent in mortgage assets, the mortgage portfolios are also the principal source of convexity risk in the FHLBank.

     The flow of assets, funding and capital in the FHLBank causes the FHLBank’s duration position to fluctuate on a daily basis. Also, rising interest rates exert upward pressure on the FHLBank’s duration of equity, while falling rates tend to have the opposite effect. After the first quarter of 2004, the general upward trend in interest rates at the short end of the yield curve put upward pressure on the FHLBank’s duration position.

     The incremental cost of issuing higher-costing debt or purchasing option contracts to contain convexity can retard the FHLBank’s earnings momentum. It is the policy of the Board and management, however, to bear the cost of such measures in order to preserve what is considered to be a conservative interest rate risk profile.

     In a strengthening economy with rising interest rates, the FHLBank’s financial performance may be improved by higher earnings on capital, widening spreads on assets, and growing loan demand. Yet these positive influences are offset to some degree because the same economic circumstances increase the FHLBank’s duration and create a need to spend resources to reduce this exposure. Conversely, weak economic circumstances and falling rates typically reduce the FHLBank’s duration profile and the costs of policy compliance, but this benefit may be offset by declining earnings on capital.

     Interest Rates and Yield Curve Shifts. A final and important determinant in the financial performance of the FHLBank involves shifting movements in the yield curve. The FHLBank’s earnings are affected not only by rising or falling interest rates, but also by the particular path and volatility of changes in market interest rates and the prevailing shape of the yield curve. As a rule, flattening of the yield curve tends to compress the FHLBank’s net interest margin, while steepening of the curve offers better opportunities to position assets with wider spreads to the cost of funding.

     The performance of the FHLBank’s portfolios of mortgage assets is particularly affected by shifts in the ten-year segment of the yield curve, which is the point that heavily influences mortgage pricing and refinancing trends. Significant or volatile movements in this sector of the yield curve can have either a positive or negative effect on premium amortization expense. Changes in the shape of the yield curve, particularly the portion that drives fixed-rate residential mortgage yields, also have a pronounced effect on the pace at which borrowers refinance to prepay their existing loans. Since the Bank’s mortgage portfolio is composed primarily of fixed-rate mortgages, changes in the yield curve can have a significant effect on earnings. When rates decline, prepayments increase, resulting in a shorter effective loan life. With shorter loan life comes an accelerated write-off of any associated premiums or discounts. In addition, when higher coupon mortgage loans turn over at a faster pace, the resulting aggregate yield on the remaining portfolio declines.

     The volatility of yield curve shifts may also exert an effect on the FHLBank’s duration of equity and the cost of duration policy compliance. Volatility in interest rates may force FHLBank management to spend resources on duration hedges to maintain compliance, even though a subsequent, sudden reversal in rates may make such hedges unnecessary a short while later. Volatility in rate levels and in the shape and slope of the yield curve increases the cost of duration compliance.

     In summary, volatility in interest rates, the shifting slope of the yield curve, and movements in the ten-year segment of the curve challenge management as it seeks to optimize spread, maintain duration compliance at the least cost, and hedge the volatility of premium expense.

Prospective Outlook and Key Business Strategies

     In addition to the five principal determinants of FHLBank performance described above, the FHLBank has particular business strategies in place to shape future performance in five key areas which merit discussion. These include:

•	Increase Loans to Members

•	Moderate MPF Activity

•	Use Derivatives Effectively

•	Reduce Cost of Liabilities

•	Increase Retained Earnings

     Each of these strategies has been adopted to improve future performance and to create results more acceptable than those reported in 2002-2004.

     Increase Loans to Members. The primary business of the FHLBank, and the source of most of its earning assets, is the business of providing loans to members. Loans reached a historic peak in December, 1999 at a level of $36.5 billion. This peak in loan volumes occurred in the midst of a strong economy with heightened loan demand at member institutions. It was also propelled by the strength of the U.S. stock markets, which motivated retail customers at member banks to withdraw deposits and direct them into equity investments. With declining or stagnant deposit levels, many members turned to the FHLBank to replace lost funds. Finally, concerns for liquidity during the Y2K transition caused members to stockpile liquid funds as a precaution over year-end, 1999-2000, and members derived this spare liquidity from the FHLBank.

     During 2000, FHLBank loans to members decreased from the peak of $36.5 billion to a low of $24.2 billion primarily as a result of two events. First, a large borrower paid off several hundred million in loans as a result of acquiring deposits as part of an acquisition of branches. Second, another borrower sold its mortgage business and thereby reduced its need for funding. From 2000 through 2003, member demand for funds from the FHLBank did not rebound to previous levels. Loans to members averaged $32.3 billion in 2000, $27.0 billion in 2001, $29.8 billion in 2002 and $31.8 billion in 2003.

     In 2004 loan demand showed improvement as the economy began to strengthen and improve. In 2005 management expects that substantially all of the FHLBank’s balance sheet growth will derive from increases in the non-mortgage loan assets.

     Moderate MPF Activity The FHLBank originally viewed growth in MPF assets as a means to expand its business and provide the members with an attractive product. The MPF assets also offered potentially wider spreads than those available on loans to members. However, for reasons discussed below, the FHLBank is unlikely to continue building its MPF portfolio in coming years, and at least for the foreseeable future, will look again to growth in non-mortgage loan assets as its principal source of assets. The FHLBank continues to solicit participation in the MPF program by its community bank members, and it will continue to purchase MPF Product flow from these local community institutions as it is presented under open delivery commitments. However, the FHLBank also includes in its membership certain large, nationwide mortgage origination institutions. In past years the FHLBank purchased product from large producers on a flow basis under open delivery commitments. This approach has proven to be unworkable since the FHLBank could not fully anticipate and hedge deliveries of material volumes of loans from such major producers. The FHLBank has implemented a new approach in such cases. In lieu of accepting very large, unpredictable inflows, the FHLBank may from time to time purchase mortgages in bulk from large producers on a pre-structured, specified coupon basis. This method allows the FHLBank to anticipate inflows, negotiate price and premiums, if any, and fund and hedge positions in conjunction with pricing and delivering loans. It also allows the FHLBank to control the growth of the portfolio more precisely, and to capitalize such asset growth with greater precision.

     Total mortgage loans in the MPF program averaged $8.6 billion in 2004. Management expects muted growth, if any, in 2005.

     Use Derivatives Effectively. The FHLBank utilizes derivative instruments in its normal course of business to hedge identifiable risks to its financial position arising from changes in interest rates. Derivatives may be utilized to offset the impact of interest rate changes on very specific assets and liabilities or may be utilized to offset more broadly the impact of interest rates on net interest income spread or loan premium amortization, for example. Unfortunately, the current accounting framework for derivatives is not always conducive to reflecting the economic effects of such hedging activities in the concurrent accounting period. As a general statement, the current accounting requirements favor the use of derivatives for hedging purposes to very narrowly defined risk parameters. In an effort to avoid the unintended consequence of actually increasing the variability of reported net income, the FHLBank has narrowed the use of derivatives over the past several years in its interest rate risk management activities.

     The majority of derivatives that qualify for hedge accounting are interest rate swaps. These derivatives are utilized to convert fixed rate assets or fixed rate liabilities into floating rate instruments coincident with the FHLBank’s asset acquisition and funding activities. Derivatives utilized to hedge the generalized effect of changing interest rates on the risk position of the loan portfolio or upon the market value of the FHLBank which do not qualify for hedge accounting, have been limited to option style instruments with one-sided risk profiles. Such option style derivative instruments offer the benefit of limiting reported losses in the case of adverse market movements.

     The FHLBank has de-emphasized the use of derivatives that do not qualify for hedge accounting under SFAS133. While the FHLBank’s margin and spreads have generally declined during the past several years, this shift in risk management approach is not expected to have a material affect on the FHLBank’s underlying economic earnings. The FHLBank’s overall risk profile has also remained largely unchanged as a result of this change in approach. This is due to the fact that these derivatives have generally been replaced with more traditional hedging and funding methods, such as the issuance of callable debt and/or the use of derivatives that qualify for hedge accounting under SFAS133.

     At times, the cost of these alternative hedging and funding techniques can be more costly than that of using derivatives, however this difference is not expected to have a material effect on earnings nor can it be readily calculated. This is due largely to the fact that, in extending credit to its members, the FHLBank’s practice is to add a spread over and above its cost of funds. As such, an increase in cost is implicitly reflected in the FHLBank’s loan pricing. Although the FHLBank’s overall risk profile has not changed materially as a result of this change in hedging/funding approach, future reported earnings are likely to be less variable inasmuch as the potential for one-sided fair valuation adjustments on derivative instruments has been reduced.

     Lower Costs of Liabilities. The net interest margin of the FHLBank will be significantly affected in 2005 because of important changes in the mix of interest-bearing liabilities. Earnings in the first half of 2004 and in earlier years were reduced by an overhang of high-cost debt issued in earlier years to fund assets that subsequently were prepaid, and in particular, by the presence of $1.3 billion in fixed-rate consolidated obligations with a weighted-average coupon of 6.3% that matured in the third quarter of 2004 and were not hedged. These high-costing bonds were non-callable with bullet maturities. As interest rates declined in the several years preceding 2004, the burden of negative carry on these bonds became increasingly onerous, and represented a major reason for the FHLBank’s relative under-performance in 2002, 2003 and the first half of 2004.

     Beginning in July, 2004, these high-cost liabilities began to mature in significant blocks. The largest portion matured in the third quarter, 2004, creating a step-up improvement in the net interest margin. The maturity of these bonds will continue in lesser amounts during 2005, and will be a key driver of earnings improvement in 2005 over 2004. To replace this high-cost funding, the FHLBank has issued term callable and bullet consolidated obligations at substantially lower coupon rates. The new debt structure provides greater protection against adverse effects that could arise from significant interest rate movement in either direction. The reduction in liability costs, coupled with improving asset yields in the current environment, should combine to generate observable improvement in the net interest margin in 2005.

     Increase Retained Earnings. As a cooperative enterprise with an integrated membership base of customer/shareholders, the FHLBank offers capital stock that can be purchased only by member institutions. By statute and regulation, this stock is issued and repurchased at par value, which is set at $100.00 per share. There is no opportunity for capital appreciation in the value of this stock and no open market for exchanging it.

     In 1989, the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) required the FHLBank to hand over all of its retained earnings to the U.S. Treasury. In following years, with the need to pay suitable dividends to members, especially at a time when the FHLBank was actively recruiting new membership, the dividend pay-out ratio on earnings of the FHLBank often approached 95% to 100%. Still, the FHLBank did rebuild the retained earnings account to a level of $53.1 million by the end of 1997.

     The proper level of retained earnings in the FHLBank, and the need for balance between retained earnings growth and the dividends on capital stock, is an important and strategic policy question. Since 1997, several factors have suggested that the FHLBank needs to build a larger balance in retained earnings. These include the volatility in reported earnings resulting from new hedge accounting rules, the fluctuations in earnings due to accounting for the amortization of mortgage premiums, and the higher relative degree of risk introduced through the mortgage business.

     Management and the Board of Directors regularly evaluate the factors that influence the appropriate level of retained earnings for the FHLBank. These include such elements as risk-based capital requirements, amounts necessary to offset changes in the market value of equity to assure the FHLBank’s ability to redeem stock at par under various shock scenarios, and the amount suitable to sustain a steady dividend during periods of earnings pressure.

     The Board, in collaborative discussion with the FHLBank’s regulator, has established a target of $200 million for retained earnings. Until this target is achieved, the Board has announced that it will limit dividends to a pay-out of 50% of unaudited earnings in each quarter. In the fourth quarter, 2004, for example, the FHLBank’s financial performance generated an earned dividend rate of 4.76%. In past years, the FHLBank might have paid out most of these earnings in a dividend close to the same rate. However, under current practice, the Board declared a dividend of no more than 50% of estimated earnings at time of dividend payment, which was paid to shareholders at an annualized rate of 2.43%. At March 31, 2005, the retained earnings of the FHLBank totaled $116.4 million. Management currently estimates that the FHLBank will reach its $200 million retained earnings target during 2006.

     The key determinants of FHLBank financial performance described earlier, and this description of the FHLBank’s five prospective business strategies, provide background for an understanding of the FHLBank’s performance in 2004 and earlier.

Critical Accounting Policies

     The FHLBank’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Application of these principles requires management to make estimates, assumptions or judgments that affect the amounts reported in the financial statements and accompanying notes. The use of estimates, assumptions and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect, fair value. Assets and liabilities carried at fair value inherently result in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When such information is not available, valuation adjustments are estimated in good faith by management, primarily through the use of internal cash flow and other financial modeling techniques.

     The most significant accounting policies followed by the FHLBank are presented in Note 1 to the Audited Financial Statements included in Item 8 of this report. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Management views critical accounting policies to be those which are highly dependent on subjective or complex judgments, estimates or assumptions, and those for which changes in in those estimates or assumptions could have a significant impact on the financial statements.

     Loans to Members and Related Allowance. At March 31, 2005 loans to members represented 63.2% of total assets. The Statement of Condition presents loans to members, net of unearned commitment fees and discounts. Amortization of such fees and discounts is calculated using the level-yield method and is reflected as a component of periodic interest income. Since its establishment in 1932 the FHLBank has never experienced a credit loss on loans to members. Further, management does not anticipate credit losses on any loans currently outstanding to members. The FHLBank is required by statute to obtain sufficient collateral on member loans to protect against losses and to accept as collateral on member loans only certain United States government or government agency securities, residential mortgage loans, deposits in the FHLBank, and other real estate-related and Community Financial Institutions assets. The FHLBank has historically had rights to collateral loans or securities on a member-by-member basis with an estimated fair value in excess of the outstanding loans of each individual borrowing. Accordingly, there are no loss reserves for member loans.

     Allowance for Loan Loss on Mortgage Loans. The FHLBank bases the allowance for credit losses on management’s estimate of credit losses inherent in the FHLBank’s mortgage loan portfolio as of the balance sheet date taking into consideration, among other things, the FHLBank’s exposure within the First Loss Account. The FHLBank performs periodic reviews of its portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. The FHLBank evaluates its loan loss allowance based on the specific identification method. This method evaluates all impaired loans for an indication that a loss has occurred.

     Accounting for Premiums and Discounts on Mortgage Loans and Mortgage-backed Securities. Typically, the FHLBank purchases loans and mortgage-backed securities at amounts that are different than the contractual note amount. The difference between the purchase price and the contractual note establishes a premium or discount. The FHLBank also receives or incurs various mortgage related fees. Mortgage loans and MBS securities are reported on the Statement of Condition at their principal amount outstanding net of deferred loan fees and premiums or discounts. One of the methods that accounting guidelines permit is the amortization or accretion of these premiums (or discounts) such that the yield recognized on the underlying asset is constant over the asset’s contractual life. Management prefers the contractual method because the income effects of the amortization or accretion are recognized in a manner that reflects the actual behavior of the underlying assets during the period in which the behavior occurs. Also, this method tracks the contractual terms of the assets without regard to changes in estimates based on assumptions about future borrower behavior.

     Guarantees and Consolidated Obligations. The FHLBank is jointly and severally obligated for the payment of all the consolidated obligations of the entire FHLBanks system. Accordingly, if one or more of the FHLBanks were unable to repay its direct participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of those obligations, as approved or directed by the Finance Board. The FHLBank does not recognize a liability for its joint and several obligations related to consolidated obligations issued for other FHLBanks. The FHLBank records on its Statement of Condition a liability for consolidated obligations associated only with the proceeds it receives from the issuance of those consolidated obligations.

     In accordance with new relevant accounting guidelines, for guarantees issued or modified after December 31, 2002, the FHLBank recognizes at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee, namely the ongoing obligation to stand ready to perform over the term of the guarantee. No liability is recorded, however, for the joint and several obligation related to the other FHLBanks’ consolidated obligations due to the high-credit quality of each FHLBank and the remote possibility that the other FHLBanks would be unable to repay their respective participations.

     Accounting for Derivatives. The FHLBank regularly uses derivative instruments as part of its risk management activities to protect the value of certain assets, liabilites and future cash flows against adverse interest rate movements. The valuation and accounting assumptions related to derivatives is considered critical because mangement must make estimates based on judgments and assumptions that can significantly affect financial statement presentation.

     Derivative instruments are presented on the Statement of Condition at fair value. Any change in the fair value of a derivative is required to be reflected in current period earnings or other comprehensive income, regardless of how fair-value changes in the assets or liabilities being hedged may be treated. This accounting treatment, which management views as asymmetrical, can cause significant volatility in reported net income from period to period.

     Generally, the FHLBank strives to use derivatives when doing so is likely to provide a cost-effective means to mitigate the interest rate risk inherent in its business. However, management’s ability to use derivatives must be tempered by the capacity to withstand large, volatile swings in reported net income which, at the extreme, can adversely affect the FHLBank’s ability to maintain a market-based dividend rate.

     The most common objectives of hedging with derivatives include: (1) preserving an interest spread between the yield of an asset and the cost of a supporting liability of mismatched maturity, (2) mitigating the adverse earnings effects resulting from the potential prepayment or extension of certain assets and liabilities, and (3) protecting the value of existing asset or liability positions or of anticipated transactions. Much of the FHLBank’s hedging activity is directed toward reducing interest rate risk and basis risk from loans and supporting debt. Through the use of structured debt, low-cost funding is created, which is used primarily to provide more attractively priced loans to the FHLBank’s members. Derivatives are also used to create loans with specialized embedded pricing features, customized to meet individual member funding needs and/or to reduce member borrowing costs.

     It remains the FHLBank’s policy, consistent with Finance Board regulation, to use derivative instruments only to reduce the market risk exposures inherent in the otherwise unhedged asset and funding positions of the FHLBank. When doing so represents the most cost-efficient strategy and can be achieved while minimizing adverse earnings effects, management intends to continue utilizing derivative instruments as a means to reduce the FHLBank’s exposure to changes in market interest rates. Nonetheless, with the framework of new accounting standards in place, it is expected that reported net income will continue to exhibit greater variability than had been observed prior to implementation of new accounting standards. Notes 1 and 17 to the Financial Statements also provide further discussion on the accounting and use of derivative instruments.

     Future REFCORP Payments. The FHLBank’s financial statements do not include a liability for the FHLBank’s statutorily mandated future REFCORP payments. In the aggregate the FHLBanks are required to fund a $300 annual annuity whose final maturity date is April 15, 2030. As such the ultimate liability of the FHLBank is dependent on its own profitability and that of the other FHLBanks. The FHLBank pays 20% of its net earnings (after its AHP obligation) to support the payment of part of the interest on the bonds issued by REFCORP and, as such, the FHLBank is unable to estimate reasonably its future payments as would be required order to recognize this future obligation as a liability on its Statement of Condition. Accordingly, the FHLBank discloses the REFCORP obligation as a long-term statutory payment requirement and treats it in a manner similar to the typical treatment of income tax expense for accounting purposes under GAAP, by recording it as an expense in the period in which the related net earnings are accrued. Further discussion is provided in Note 1 to the Financial Statements.

     Fair-value Calculations and Methodologies. Certain of the FHLBank’s assets and liabilities and all derivatives, are presented in the Statement of Condition at fair value. Under GAAP, the fair value of an asset or liability is the price at which that asset could be bought or sold in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain of the FHLBank’s assets, liabilities and hedging strategies. Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on discounted cash flows using market estimates of interest rates and volatility, or on dealer prices and prices of similar instruments or observed prices in actual transactions. Generally, pricing models and their underlying assumptions are based on estimates obtained from qualified independent sources for discount rates, prepayment estimates, market volatility and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. The use of different models and assumptions, as well as changes in market conditions, can result in materially different amounts of net income and retained earnings.

     There is no available market price for the FHLBank’s loans to members, which currently have a carrying value of $39.0 billion and an overall calculated fair value of $39.0 billion. The FHLBank’s loans to members cannot be openly traded in the market place, since it is strictly an agreement between FHLBank and its members. The FHLBank therefore uses its own internal modeling system to value these loans for accounting purposes.

Years Ended December 31, 2004, 2003, and 2002

     Net Income and Return on Equity. The FHLBank’s net income totaled $100.7 million in 2004, representing a significant increase from $27.7 million in 2003. The primary reasons for the improvement in earnings were: (a) significantly lower mortgage loan premium amortization expense in 2004 than in 2003, (b) the maturation of higher-cost fixed-rate debt, especially during the third quarter of 2004, and (c) gains on derivatives in 2004 as compared to losses recorded in 2003. These key factors are discussed more fully below. Commensurate with the increase in net income, the FHLBank’s full-year return on equity (ROE) rose to 3.74% in 2004, up sharply from a full-year average ROE of 1.19% in 2003.

     During 2003, net income of $27.7 million was markedly lower than in 2002, during which net income equaled $48.1 million. Lower earnings in 2003 as compared to the previous year were primarily the result of: (a) a significant spike in mortgage loan premium amortization as compared to 2002, and (b) the effects of historically low market interest rates, offset only in part by (c) lower losses recorded on derivatives than had been recorded in 2002. These key earnings factors are discussed more fully below. Commensurate with the lower net income as compared to the previous year, the FHLBank’s full-year average return on equity declined to 1.19% in 2003, compared to a full-year average of 2.37% in 2002.

     Dividend Rate. Because members may purchase and redeem their FHLBank capital stock shares only at par value, management regards quarterly dividend payments as an important vehicle through which a direct investment return is received. (Another key value of membership, as noted at the beginning of this discussion, derives from the availability of attractively priced liquidity.) The FHLBank’s dividend rate averaged 1.69% in 2004, 2.22% in 2003 and 3.56% in 2002. As discussed more fully below, the FHLBank drew upon retained earnings during 2002 and much of 2003 to supplement dividend payments otherwise available from current period earnings. Beginning in the fourth quarter of 2003, the FHLBank began to limit its quarterly dividend payments to 50% of current period estimated net income in order to increase its retained earnings balance.

     Asset and Loan Growth. FHLBank assets increased by $7.9 billion to $61.4 billion at December 31, 2004, up from $53.5 billion at December 31, 2003, primarily due to increases in loans outstanding to member institutions. Member loan balances typically vary significantly throughout each month, reflecting the changing daily needs of the FHLBank’s members for wholesale funding. At year-end 2004, the par value of member loans was at $38.3 billion as compared to $33.3 billion at year-end 2003.

     Year-end 2004 balances of mortgage loans retained by the FHLBank were at $8.7 billion, compared to $8.1 billion at year-end 2003. The increase in mortgage loans in 2004 is due to production exceeding payoffs. Total gross mortgage loan production during 2004 equaled $3.8 billion, compared to $14.3 billion during 2003. Net of participations to other FHLBanks, gross production retained by the FHLBank equaled $2.8 billion during 2004, compared to $6.6 billion during 2003. The net growth in outstanding mortgage loan balances during 2004 of only $0.6 billion, and $3.1 billion during 2003, reflects the significant paydown of previously retained mortgage loans balances during a period of record residential loan refinancing activity.

Net Interest Income

Average Balances/Net Interest Margin/Rates

	Year Ended December 31,
(dollars in thousands)	2004			2003			2002
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate

Assets

Federal funds sold	$2,044,743	$28,399	1.39%	$1,488,076	$15,898	1.07%	$1,109,201	$18,439	1.66%
Other short-term investments	143,039	1,996	1.40	208,558	2,724	1.31	240,801	4,670	1.94
Long-term investments (1)	8,406,314	321,378	3.82	8,741,829	326,829	3.73	10,222,131	456,823	4.47
Interest-bearing deposits in banks	876,600	12,195	1.39	711,682	8,157	1.14	1,112,632	20,071	1.80
Loans to members(3)	37,663,811	598,839	1.59	31,833,096	462,491	1.45	29,832,060	610,803	2.04
Mortgage loans held for portfolio(2) (3)	8,614,435	249,872	2.90	8,123,352	186,620	2.30	2,886,300	150,547	5.22

Total earning assets	$57,748,942	$1,212,679	2.10%	$51,106,593	$1,002,719	1.96%	$45,403,125	$1,261,353	2.78%

Allowance for credit losses on mortgage loans	(530)			(987)			(257)
Other assets	742,087			837,793			841,342

Total assets	$58,490,499			$51,943,399			$46,244,210

Liabilities and Capital

Time deposits	$2,160	$24	1.11%	$25,051	$242	0.97%	$10,900	$187	1.72%
Other interest-bearing deposits	1,307,316	14,813	1.13	2,367,500	20,715	0.87	2,255,714	32,499	1.44
Short-term borrowings	14,741,227	193,441	1.31	11,153,087	122,033	1.09	10,361,895	172,915	1.67
Long-term debt	38,176,855	866,437	2.27	33,481,986	741,339	2.21	29,851,617	844,428	2.83
Other borrowings	233,643	3,402	1.46	634,633	6,383	1.01	509,536	8,991	1.76

Total interest-bearing liabilities	$54,461,201	$1,078,117	1.98%	$47,662,257	$890,712	1.87%	$42,989,662	$1,059,020	2.46%

Other liabilities	1,338,104			1,958,398			1,227,280
Total capital	$2,691,194			$2,322,744			$2,027,268

Total liabilities and capital	$58,490,499			$51,943,399			$46,244,210

Net interest income/ interest rate spread		$134,562	0.12%		$112,007	0.09%		$202,333	0.31%

Net interest margin			0.23%			0.22%			0.45%
Average interest-earning assets to interest-bearing liabilities			106.04%			107.23%			105.61%

Notes:
(1)	The amount of investment securities available-for-sale is based on fair values. Related yield information gives effect to changes in fair value otherwise reflected as a component of stockholders’ equity.

(2)	Non-performing loans are included in average balances in determining the average rate.

(3)	All loan amounts exclude BOB related balances and activity.

     Yield on Earning Assets and Cost of Funds. The difference between asset yields and funding costs is a primary determinant of the FHLBank’s net interest margin and resulting net interest income. During 2004, the FHLBank’s yield on earning assets averaged 2.10%, compared to an average of 1.96% for 2003, an increase of 14 basis points, or 7.1% in average gross yield. During 2004, the FHLBank’s average cost of interest-bearing funds also rose, averaging 1.98% compared to 1.87% during 2003, an increase of 11 basis points, or 5.9%. With asset yields rising more rapidly than related funding costs, the FHLBank’s net interest spread and resulting net interest income increased.

     Asset yields and related funding costs are both affected by a number of factors, especially changes in market interest rates. Typically, the FHLBank’s assets and liabilities do not respond to changes in market rates in tandem due to mismatches inherent in the FHLBank’s portfolios. Particularly during 2004, as a direct result of the rapid pace of turnover in long-term high-cost liabilities, the FHLBank’s net interest spread averaged 12 basis points as compared to an average of only 9 basis points during 2003. This improvement in spread resulted in an improved net interest margin and an overall improvement in the FHLBank’s earnings during 2004 over 2003.

     The amortization of loan premiums is recorded as a yield adjustment in the FHLBank’s portfolio and, as such, can have a significant effect on the effective yield on earning assets and resulting net interest income, especially during periods of change in borrower prepayment behavior. As noted above, during 2003 the FHLBank’s yield on earning assets averaged 1.96%. This was sharply lower than the average earning asset yield of 2.78% during 2002, a decline of 82 basis points.

     During 2003, the FHLBank’s average cost of interest-bearing funds also fell – reflecting sharply lower market interest rates that reached historic lows that year. Average funding costs reached 1.87% in 2003 compared to an average of 2.46% during 2002. However, this decline in aggregate funding cost of 59 basis points was insufficient to offset a greater decline in aggregate asset yield, 82 basis points, during the same period reflecting the impact of high-cost debt which remained on the books until the third quarter. As a result, in 2003 the FHLBank’s average net spread contracted to only 0.09%, compared to an average spread of 0.31% in 2002. This 22-basis-point contraction in net spread resulted in a significant decline in net interest, reflected in lower overall FHLBank earnings during 2003.

     Rate/Volume Analysis. Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between 2004 and 2003 and between 2003 and 2002.

	2004 vs. 2003			2003 vs. 2002
(dollars in thousands)	Volume	Rate	Total(1)	Volume	Rate	Total(1)

Increase (decrease) in interest income:
Federal funds sold	$5,929	$6,572	$12,501	$5,317	$(7,858)	$(2,541)
Other short-term investments	(856)	128	(728)	(727)	(1,219)	(1,946)
Long-term investments	(13,424)	7,973	(5,451)	(79,412)	(50,582)	(129,994)
Interest-bearing deposits	1,857	2,181	4,038	(7,258)	(4,656)	(11,914)
Loans to members	84,571	51,777	136,348	50,316	(198,628)	(148,312)
Mortgage loans held for portfolio	11,139	52,113	63,252	273,763	(237,690)	36,073

Total	$89,216	$120,744	$209,960	$241,999	$(500,633)	$(258,634)

Increase (decrease) in interest expense:
Time deposits	$(221)	$3	$(218)	$165	$(110)	$55
Other interest-bearing deposits	(9,286)	3,384	(5,902)	(913)	(10,872)	(11,785)
Short-term borrowings	39,172	32,236	71,408	9,408	(60,290)	(50,882)
Long-term debt	103,893	21,205	125,098	120,560	(223,649)	(103,089)
Other borrowings	(4,036)	1,055	(2,981)	597	(3,204)	(2,607)

Total	$129,522	$57,883	$187,405	$129,817	$(298,125)	$(168,308)

Increase (decrease) in net interest income	$(40,306)	$62,861	$22,555	$112,182	$(202,508)	$(90,326)

(1)	Combined rate/volume variances, a third element of the calculation, are allocated to the rate and volume variances based on their relative sizes.

     Another fundamental determinant of the FHLBank’s net interest income is the outstanding balances of assets and liabilities. As seen in the table above, in 2004, the FHLBank’s interest income increased by $210 million compared to 2003. Of this change, 42% is due to volume increases and 58% is due to interest rate increases. This reflects greater demand for wholesale funding by members whose own business activities expanded, coupled with higher market interest rates. In 2003, the FHLBank’s interest income decreased by $259 million compared to 2002. The portion of this change due to volume resulted in a $242 million increase, which was negated by a $501 million decrease caused by delining interest rates. The volume increases were driven primarily by mortgage loan production, which was up due to the declining interest rate environment.

     In 2004, interest expense increased by $187 million compared to 2003. Of this change, 69% was due to volume increases and 31% was due to interest rate increases. Average interest-bearing liabilities outstanding also increased to support the larger earning asset base, largely through the issuance of consolidated obligations. Similar to the FHLBank’s asset yield, funding costs also rose during 2004. The resulting net increase in interest expense during 2004, as compared to 2003, served to reduce the overall increase in net interest income. In 2003, interest expense decreased by $168 million compared to 2002. The portion of this change due to volume resulted in a $130 million increase, which was negated by a $298 decrease due to declining interest rates. Average interest-bearing liabilities outstanding also increased to support growth in earning assets, largely through the issuance of consolidated obligations. Similar to the FHLBank’s asset portfolio, funding costs also declined during 2003. Lower funding costs reduced interest expense as compared to 2002. This reduction in cost was not sufficient to offset the reduction in interest income, thus resulting in an overall net interest income decline of $90.3 million.

The following table separately quantifies the effects of the FHLBank’s derivative activities on its interest income and interest expense for 2004, 2003 and 2002.

Average Balances/Net Interest Spread/Rates	2004
	Average	Interest		Interest		Derivative	Impact
	Balance	with		without
		derivatives		derivatives
Investments:
Fed Funds Sold	$2,044,743	$28,399	1.39%	$28,399	1.39%	$—	—
Other Short term investments	143,039	1,996	1.40%	1,996	1.40%	—	—
Long-Term investments	8,406,314	321,378	3.82%	321,378	3.82%	—	—
Interest-bearing deposits in banks	876,600	12,195	1.39%	12,195	1.39%	—	—
Loans to members	37,663,811	598,839	1.59%	1,219,930	3.24%	(621,091)	-1.65%
Mortgage Loans held for portfolio	8,614,435	249,872	2.90%	419,247	4.87%	(169,375)	-1.97%

Total Earning Assets	$57,748,942	$1,212,679	2.10%	$2,003,145	3.47%	$(790,466)	-1.37%

Allowance for credit losses on mortgage loans	(530)
Other assets	742,087
Total Assets	$58,490,499

Liabilities and Capital
Time Deposits	2,160	24	1.11%	24	1.11%	—	—
Other interest bearing deposits	1,307,316	14,813	1.13%	14,813	1.13%	—	—
Short term borrowings	14,741,227	193,441	1.31%	193,441	1.31%	—	—
Long term debt	38,176,855	866,437	2.27%	1,346,365	3.53%	(479,928)	-1.26%
Other borrowings	233,643	3,402	1.46%	3,402	1.46%	—	—

Total interest-bearing liabilities	$54,461,201	$1,078,117	1.98%	$1,558,045	2.86%	$(479,928)	-0.88%

Other liabilities	1,338,104
Total capital	2,691,194

Total liabilities and capital	$58,490,499

Net interest spread		$134,562	0.12%	$445,100	0.61%	$(310,538)	-0.49%

Average Balances/Net Interest Spread/Rates	2003
	Average	Interest		Interest		Derivative	Impact
	Balance	with		without
		derivatives		derivatives
Investments:
Fed Funds Sold	$1,488,076	$15,898	1.07%	$15,898	1.07%	$—	—
Other Short term investments	208,558	2,724	1.31%	2,724	1.31%	—	—
Long-Term investments	8,741,829	326,829	3.74%	326,829	3.74%	—	—
Interest-bearing deposits in banks	711,682	8,157	1.15%	8,157	1.15%	—	—
Loans to members	31,833,096	462,491	1.45%	1,110,306	3.49%	(647,815)	-2.04%
Mortgage Loans held for portfolio	8,123,352	186,620	2.30%	385,398	4.74%	(198,778)	-2.45%

Total Earning Assets	$51,106,593	$1,002,719	1.96%	$1,849,312	3.62%	$(846,593)	-1.66%

Allowance for credit losses on
mortgage loans	(987)
Other assets	837,793
Total Assets	$51,943,399

Liabilities and Capital
Time Deposits	25,051	242	0.97%	242	0.97%	—	—
Other interest bearing deposits	2,367,500	20,715	0.87%	20,715	0.87%	—	—
Short term borrowings	11,153,087	122,033	1.09%	122,033	1.09%	—	—
Long term debt	33,481,986	741,339	2.21%	1,333,315	3.98%	(591,976)	-1.77%
Other borrowings	634,633	6,383	1.01%	6,383	1.01%	—	—

Total interest-bearing liabilities	$47,662,257	$890,712	1.87%	$1,482,688	3.11%	$(591,976)	-1.24%

Other liabilities	1,958,398
Total capital	2,322,744

Total liabilities and capital	$51,943,399

Net interest spread		$112,007	0.09%	$366,624	0.51%	$(254,617)	-0.41%

Average Balances/Net Interest Spread/Rates	2002
	Average	Interest		Interest		Derivative	Impact
	Balance	with		without
		derivatives		derivatives
Investments:
Fed Funds Sold	$1,109,201	$18,439	1.66%	$18,439	1.66%	$—	—
Other Short term investments	240,801	4,670	1.94%	4,670	1.94%	—	—
Long-Term investments	10,222,131	456,823	4.47%	456,823	4.47%	—	—
Interest-bearing deposits in banks	1,112,632	20,071	1.80%	20,071	1.80%	—	—
Loans to members	29,832,060	610,803	2.05%	1,195,202	4.01%	(584,399)	-1.96%
Mortgage Loans held for portfolio	2,886,300	150,547	5.22%	181,703	6.30%	(31,156)	-1.08%

Total Earning Assets	$45,403,125	$1,261,353	2.78%	$1,876,908	4.13%	$(615,555)	-1.36%

Allowance for credit losses on mortgage loans	(257)
Other assets	841,342
Total Assets	$46,244,210

Liabilities and Capital
Time Deposits	10,900	187	1.72%	187	1.72%	—	—
Other interest bearing deposits	2,255,714	32,499	1.44%	32,499	1.44%	—	—
Short term borrowings	10,361,895	172,915	1.67%	172,915	1.67%	—	—
Long term debt	29,851,617	844,428	2.83%	1,528,964	5.12%	(684,536)	-2.29%
Other borrowings	509,536	8,991	1.76%	8,991	1.76%	—	—

Total interest-bearing liabilities	$42,989,662	$1,059,020	2.46%	$1,743,556	4.06%	$(684,536)	-1.59%

Other liabilities	1,227,280
Total capital	2,027,268

Total liabilities and capital	$46,244,210

Net interest spread		$202,333	0.31%	$133,352	0.07%	$68,981	0.23%

     Mortgage Loan and Premium/Discount. One of the most significant factors affecting the variability of the FHLBank’s net income between the years 2002 and 2004 was change in the amount of amortization and accretion of premiums and discounts on mortgage-related assets. The combination of historically low residential mortgage rates reflecting the Federal Reserve money policy, aggressive marketing by loan originators, and the availablity of low cost loan products to prospective borrowers, gave rise to a sharply higher pace of prepayment activity in the FHLBank’s mortgage loan portfolio than had been anticipated.

     When mortgage loans are acquired by the FHLBank under the MPF Program, a premium or discount is typically paid to the participating financial institution. Differences between the par value of the loan and the price paid by the FHLBank are recorded as mortgage loan premiums or discounts by the FHLBank. There are two primary reasons such differences arise: (a) prevailing market rates change between the date the mortgage loan is priced to the homeowner and the date the originating member locks in a commitment price at which to sell loans to FHLBank, and (b) borrowers elect to pay a higher-than-market rate on their mortgage loan in exchange for a reduction in up-front loan points, fees, and/or other loan closing costs. This practice of “financing the closing costs” results in a market-wide prevalence of premiums as opposed to discounts, as reflected in the FHLBank’s mortgage loan portfolio.

     As available mortgage refinancing rates declined to record lows in 2003, an increasing number of borrowers had strong financial incentives to pay off their existing loans and to refinance at more attractive prevailing market rates. During mid-2003, and to a lesser extent during early-2004, this resulted in a sharp increase in prepayment activity within the FHLBank’s mortage asset portfolios. When mortgage loans pay off prior to their contractual terms, any associated unamortized premiums or discounts are recorded in current period earnings. In addition, the observed increase in prepayment speeds gives rise to the expectation that other mortgage loans still remaining in the portfolio have become more subject to potential prepayment and as such, the estimated remaining life of these mortgage loans is shortened. Prior to 2004, the FHLBank’s method for amortizing premiums and discounts on mortgage-related assets included, in part, the results of an evaluation of the expected remaining life of the remaining assets. As discussed more fully below, in 2004, the FHLBank changed its method of amortization to one based only on the contractual terms of the mortgages and any actual prepayment behavior without regard to future expectations.

     During 2004, amortization and accretion of mortgage loan premiums and discounts resulted in a net expense of $40.3 million as compared to $62.8 million during 2003, and only $7.2 million during 2002. The significant annual differences in this expense during this three-year period is one of the primary reasons the FHLBank’s net income varied from year to year.

     The FHLBank changed its method for amortizing and accreting deferred premiums and discounts from the estimated life method to the contractual method. The accounting change was implemented for MBS in the second quarter of 2004 and for MPF loans in the third quarter of 2004. These changes resulted in a cumulative effect of change in accounting principle of $8.2 million relating to the mortgage loans and $263 thousand relating to the MBS. These changes were applied retroactively as of January 1, 2004. Under the contractual method, the income effects of premiums and discounts are recognized in a manner that reflects the actual behavior of the underlying assets. When contractual lives are used as the basis for amortization and accretion, there are no changes in estimated life adjustments that can potentially introduce interest income variability relating to changes in such estimates.

     The table below provides key information related to the FHLBank’s premium/discount on mortgage loans.

	Year Ended
	December 31,
(in thousands)	2004	2003	2002

Net premium/(discount) expense for the period	$40,319	$62,825	$7,229
Mortgage loan related net premium balance at period-end	$94,888	$122,338	$51,220
Mortgage loan par balance at period-end	$8,514,395	$7,844,466	$4,792,050
Premium balance as a percent of mortgage loans (par)	1.11%	1.56%	1.07%

     High-coupon Debt. Another factor cited above that significantly affected the FHLBank’s financial results in recent years has been the adverse effect on net interest income of high-cost, long-term, fixed-rate debt issued at what were, relative to prevailing market conditions, markedly higher interest rates. Issued by the FHLBank prior to the decline in market interest rates that began in early-2001, these bonds funded longer-term assets at what were at the time positive spreads. As market rates declined, increasing volumes of assets funded by this debt either prepaid or were called prior to maturity, leaving high-

cost funding in what became a low-rate environment. This served increasingly to pressure the FHLBank’s overall net interest margin. At year-end 2003, approximately $2.8 billion in unhedged debt remained with a weighted average interest coupon of 6.32%. Although portions of this debt supported remaining higher-yielding assets, an increasing proportion of this debt bore costs well in excess of yields on replacement assets then available in the market. The adverse earnings pressure resulting from carrying high-cost funding continued to pressure FHLBank earnings throughout the last several years.

     Although portions of this high-cost fixed-rate debt matured during each of the past three years, during the third quarter of 2004, a significant amount of debt matured, $1.3 billion with an average coupon rate of 6.28%. The maturity of this volume of debt helped to alleviate the adverse earnings effects of carrying the debt during previous quarters. At year end 2004, the FHLBank had approximately $943 million remaining in this higher-cost debt, with a weighted average coupon rate of 6.73%. Management expects $451 million of this higher cost debt to mature in 2005.

Other Income

	For the year ended December 31,
(in thousands)	2004	2003	2002

Services to members	$4,120	$5,926	$6,724
Net gain on sale of held-to-maturity securities	2,576	2,492	—
Net gain on sale of available-for-sale securities	—	4,090	—
Net gain/(loss) on securities	(3,286)	(12,310)	7,253
Net gain/(loss) on derivatives and hedging activities	31,182	(39,791)	(109,869)
Other, net	931	3,172	(1,950)

Total other income/(expense)	$35,523	$(36,421)	$(97,842)

     Earnings Effects of Derivatives. The FHLBank enters into derivatives transactions to offset all or portions of the financial risk exposures inherent in its member lending, investment and funding activities. This usage is consistent with Finance Board regulations, which permit the FHLBank to use derivative instruments to mitigate identifiable risks. Unrealized losses or gains on derivative positions are recorded regardless of whether offsetting gains or losses on the associated assets or liabilities being hedged are permitted to be recorded in a symmetrical manner. As a result, the application of hedge accounting introduces the potential for a considerable mismatch between the timing of income recognition from assets or liabilities and the income effects of hedge instruments positioned to mitigate market risk and cashflow variability.

     Interest rate swaps are used to mitigate certain interest rate risk exposures inherent in the FHLBank’s business activities. At the time of inception, the fair market value of an interest rate swap generally equals or is close to zero. Notwithstanding the exchange of interest payments made during the life of an interest rate swap, which are recorded as either interest income/expense or as a gain/loss on derivative depending upon the accounting classification of the hedge instrument, the fair value of an interest rate swap returns to zero at the end of its contractual term. Therefore, although the fair value of an individual interest rate swap is likely to change over the course of its full term, upon maturation any unrealized gains and losses net out to zero.

     The FHLBank enters into interest rate swap, cap, floor, and swaption agreements and future and forward contracts, referred to collectively as interest rate exchange agreements and more broadly as derivative instruments. From time to time, the FHLBank serves as an intermediary for its member institutions by entering into offsetting interest rate exchange agreements between its members and other counterparties.

     The FHLBank faces uncertainty of mortgage asset cash flows arising from the ability of borrowers to prepay their loans. Prepayment behavior is influenced by changes in the general level of interest rates as well as demographic factors. One component of the FHLBank’s comprehensive interest rate risk management program is to incorporate funding and hedging techniques that offset a significant degree of the potential adverse earnings effects of asset prepayments. A significant proportion of the mortgage loans acquired by the FHLBank under the MPF Program are being hedged utilizing interest rate swaps whose notional principal is tied to the outstanding balance of mortgage loans in a reference pool with similar attributes to the MPF loans being hedged. As prepayments occur in the reference pool, the notional principal of the swap declines. The extent that the prepayment behavior between the hedged loans and the mortgage reference pools are not perfectly correlated is reflected in the fair value difference between the swap and the hedged loans and recorded in net gain/(loss) on derivatives and hedging activities. The income effect of the interest rate swap itself is included in the reported yield on the mortgage loan portfolio. Other techniques utilized by the FHLBank to offset the potential earnings effects of loan prepayments include inclusion of callable debt instruments in the funding mix and the purchase of interest rate option contracts. Costs associated with callable debt instruments are reflected in the overall cost of funding included in the calculation of net interest margin. Gains and losses on purchased option positions are included in net gains and net losses on derivatives.

     Net income for the year 2004 includes net gains on derivatives of $31.2 million as compared to net losses of $39.8 million in 2003 and net losses of $109.9 million in 2002. As interest rates declined throughout 2002 and 2003, the adverse mark-to-market effects associated with many of the derivatives positioned by the FHLBank were not offset by positive mark-to-market effects on the instruments whose values were being protected primarily because many of these instruments did not qualify for hedge accounting treatment. This asymetry of accounting treatment is reflected in the gains and losses cited above.

     Upon implementation of SFAS133 in 2001, the FHLBank strived to manage its derivative positions with an emphasis on the economic efficiency of hedging techniques with lesser regard to the associated accounting conseqeuences. Apart from the pressures on FHLBank earnings discussed elsewhere herein, with the adoption of SFAS133 reported net income exhibited considerably greater period-to-period variability than exhibited in prior years. To permit emphasis to be placed on economic cost efficiency of hedging, management decided it was important that the FHLBank maintain an appropriate level of retained earnings to absorb income variability. Thus, the FHLBank accumulated additional retained earnings in the years leading up to the implementation of SFAS133.

     The Board drew from retained earnings in both 2002 and 2003 to maintain a quarterly dividend at a level that was both generally reflective of the FHLBank’s underlying earnings absent what were regarded as the SFAS133 non-cash earnings factors and consistent with dividend benchmarks in effect at the time. After consecutive years of material adverse earnings related to non-cash factors such as marking-to-market derivatives, and the accelerated mortgage loan premium amortization expense discussed above, the FHLBank’s level of retained earnings had been reduced by a considerable extent. With lower retained earnings, the FHLBank faced a reduced ability to withstand further non-cash losses due to adverse fair valuation marks and additional accelerated loan premium amortization expense. Therefore, during 2003 management reevaluated the balance between economic efficiency and the related accounting consequences, and decided to place greater emphasis on hedge accounting treatment than it had in past.

     As a result, during the second half of 2003, many of the derivative positions that had not received hedge accounting treatment were closed out and/or replaced by on-balance-sheet alternatives. The primary on-balance sheet instrument utilized by the FHLBank is the increased use of callable debt in its funding profile. Callable debt incorporates an interest rate option as an embedded feature. The cost of such embedded options is reflected in higher coupon rates than those associated with non-callable instruments of comparable maturity issued at the same point in time. The FHLBank had $27.6 billion and $25.8 billion of callable debt outstanding as of December 31, 2004 and 2003, respectively.

     The following table summarizes the net gains and losses on derivatives and hedging activities including hedge ineffectiveness:

		2004	2003	2002

Loans to members	Fair value	$5,383	$(4,669)	$5,538
	Cash flow		728	(54)

Consolidated Obligations	Fair value	11,033	60	371
	Cash flow	(6)	(3,153)	(206)

Mortgage Loans	Fair value	4,873	2,270	996
	Cash flow

Economic		9,516	(35,560)	(113,598)

Intermediaries		383	533	104

Firm commitments (no longer qualified for hedge accounting)		—	—	(3,020)

Net gains/(losses) on derivatives and hedging activities		$31,182	$(39,791)	$(109,869)

     The FHLBank utilizes fair value hedge accounting treatment for most of its fixed rate loans to members, MPF loans and consolidated obligations using interest rate swaps. The interest rate swaps convert these fixed rate instruments to a variable LIBOR rate. In 2004 the ineffectiveness related to these fair value hedges increased net income by $21.3 million in 2004 compared to a net decrease of $2.3 million in 2003 and a net increase of $6.9 million in 2002, while the overall notional amount remained relatively the same. Gains and losses reported for economic hedges were significant in both 2003 and 2002 due largely to the overall amount of notional amount of such hedges. During 2004 and 2003 the FHLBank reduced its economic hedges by approximately $9.7 billion in notional. The FHLBank combines interest income/expense and economic hedges with fair value changes in other income.

     Securities Gains and Losses. Certain investment securities within the FHLBank’s portfolio are classified as “trading,” and changes in the market value of such securities are recorded in income regardless of whether they are sold. During 2004, recorded losses associated with trading securities equalled $3.2 million. In 2003 and 2002, a net loss of $12.3 million and a net gain of $7.3 million were recorded, respectively.

     Included in the operating results for the year ended December 31, 2004, is a net gain on sale of $2.6 million relating to the sale of a municipal security investment previously classified as held-to-maturity. Sales of held-to-maturity securities are permissible given a change in one or more specified circumstances since the original time of the accounting classification. In this particular instance, the bonds were deemed by the FHLBank to have suffered a decline in value as a result of the credit rating downgrading of the issuer by two major rating bond agencies. Although credit deterioration had occurred the realizable market value at the time of the sale exceeded the original purchase price of the securities and, as such, the FHLBank realized a gain on the sale. For the year ended December 31, 2003, net gains on sales of securities classified as held-to-maturity totaled $2.5 million. These sales related to “odd lot” cleanup transactions involving mortgage-backed securities with remaining principal balances of less than 15% of the original purchase balances. No gains or losses relating to sales of available for sale or held to maturity securities were recorded in 2002.

     Termination Fee Gain. Included in other income for 2003 is the recognition of a gain of $1.8 million related to the termination of a monthly payment stream being received by the FHLBank from the FHLBank of Chicago. In 1999, in connection with its early support for the FHLBank of Chicago when it first introduced the MPF Program, the FHLBank made a program contribution payment of $750,000. As part of this arrangement, the FHLBank of Chicago made periodic payments to the FHLBank based on the subsequent performance of the MPF Program, subject to a monthly cap. As that capped amount was reached, payments received by the FHLBank became effectively fixed. During 2003, the FHLBank of Chicago offered to satisfy its future payment obligations pertaining to the FHLBank’s original program contribution with a lump sum payment based on the present value of future payments at an agreed-upon discount rate. The $1.8 million gain recognized in 2003 represents that lump sum amount.

Other Expense

				Percentage	Percentage
	Year Ended			Increase/Decrease	Increase/Decrease
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002
Salaries and employee benefits	$24,091	$18,503	$18,901	30.2%	-2.1%

Occupancy cost	2,385	2,248	2,131	6.1%	5.5%
Other operating expense	11,298	14,659	14,948	(22.9)%	(1.9)%

	13,683	16,907	17,079	(19.1)%	-1.0%

Assessments:
Finance Board	1,743	1,292	1,275	34.9%	1.3%
Office of Finance	1,716	1,321	1,264	29.9%	4.5%

Total other expenses	$41,233	$38,023	$38,519	8.4%	-1.3%

     FHLBank operating expenses totalled $41.2 million in 2004, compared to $38.0 million in 2003 and $38.5 million in 2002. Salaries and employee benefits increased to $24.1 million or 30.2% for the full year 2004, compared to the full year 2003. During the past two years, the FHLBank has significantly expanded staffing levels, particularly in the capital markets and mortgage areas, accounting and control, risk management, and information technology.

     Included in the “Other Operating Expenses” are other program expenses which pertain to the BOB program. During the year ended December 31, 2004, the FHLBank determined that it was accounting for the BOB program incorrectly. Previously, commitments under this program were treated as charges to the income statement when a commitment was made. Primarily driven by repayment collections on prior funded commitments, the FHLBank has determined that the program should be accounted for as a portfolio of loans. Accordingly, during the fourth quarter, the FHLBank recorded pre-assessment income of $5.9 million representing the correction of this error. Of this amount, $2.7 million related to prior years.

Assessments, AHP and REFCORP Payments

     Collectively, the twelve FHLBanks are responsible for the operating expenses of the Finance Board and the Office of Finance. These payments, allocated among the FHLBanks according to a cost-sharing formula, are reported as other expense on the FHLBank’s Statement of Operations and equalled $3.5 million in 2004, $2.6 million in 2003, and $2.5 million in 2002. The FHLBank has no control over the amount of assessment it receives from the Finance Board. The FHLBanks are able to exert a limited degree of control over the amount of Office of Finance assessments due to the fact that two of the Office of Finance’s directors are FHLBank Presidents. As a practical matter, all twelve FHLBanks have significant input into the plans and budgets of the Office of Finance.

     Although the FHLBanks are not subject to federal or state income taxes, the combined financial obligations of making payments to REFCORP (20%) and AHP contributions (10%) equate to a proportion of the FHLBank’s net income comparable to that paid in income tax by fully taxable entities. Inasmuch as both the REFCORP and AHP payments are each separately subtracted from earnings prior to the assessment of each, the combined effective rate is less than the simple sum of both (i.e., less than 30%). In passing the Financial Services Modernization Act of 1999, Congress established a fixed 20% annual REFCORP payment rate beginning in 2000 for each FHLBank. The fixed percentage replaced a fixed-dollar annual payment of $300 million which had previously been divided among the twelve FHLBanks through a complex allocation formula. The law also calls for an adjustment to be made to the total number of REFCORP payments due in future years so that, on a present value basis, the combined REFCORP payments of all twelve FHLBanks are equal in amount to what had been required under the previous calculation method.

     Application of the REFCORP percentage rate as applied to earnings during 2004, 2003 and 2002 resulted in annual expenses for the FHLBank of $25.2 million, $6.9 million and $12.0 million, respectively. The year-to-year changes in REFCORP payments made by the FHLBank reflect the changes in pre-REFCORP earnings.

Affordable Housing and Community Investment.

     The FHLBank’s mission includes the important public policy goal of making funds available for housing and economic development in the communities served by the members. In support of this goal, the FHLBank administers a number of programs, some mandated and some voluntary, that make funds available through member financial institutions. The Affordable Housing Program (AHP) provides grants and below-market-rate loans for affordable housing projects in competitive funding rounds. The Home Buyer Equity Fund (HBEF) provides grants to qualified low-income first-time homebuyers to assist with down payments and closing costs. Banking On Business offers funding in the form of recoverable assistance to small businesses for start-up and expansion costs. The Community Lending Program (CLP) offers loans at the FHLBank’s cost of funds for community development projects that benefit qualifying communities, create jobs or build infrastructure. In all of these programs, FHLBank funds flow through member financial institutions into areas of need throughout the region.

     Funding for project commitments made available in 2004 under the AHP and to first-time homebuyers under the FHLBank’s HBEF program totaled $6.1 million. Included in this amount was $3.0 million that, under regulatory authority, had been accelerated from amounts anticipated to be accrued during 2005.

     Although the Finance Board permits the FHLBank to make additional annual accelerated AHP payments, each of up to $3.0 million, each such accelerated payment may be carried forward for one year only. Therefore, the $3.0 million loan allocation made during 2003 lowered the amount otherwise available for project commitments made during 2004. This has the same effect as a one-time $3.0 million acceleration that may be rolled over; no new net increase in accelerated amounts beyond this cumulative $3.0 million level is permitted. Total AHP commitments in 2004 were $4.8 million with an additional $1.6 million committed under the FHLBank’s HBEF program.

     The CLP provides loans to members at the FHLBank’s own cost of funds, providing the full advantage of a low-cost funding source. CLP loans help member institutions finance housing construction and rehabilitation, infrastructure improvements, and economic and community development projects in low- to moderate-income neighborhoods. At December 31, 2004, the CLP loan balance totalled $305 million, as compared to $270 million at December 31, 2003, reflecting an increase of $35 million or 13.0%.

     The FHLBank’s BOB program funded $2.5 million, $3.1 million, and $5.3 million for the twelve month periods ended December 31, 2004, 2003, and 2002, respectively.

Financial Position and Condition

     Total assets increased $7.9 billion, or 14.8%, to $61.4 billion at year-end 2004, from $53.5 billion at year-end 2003. Housing finance-related assets, which include MPF loans, loans to members, investments secured by mortgage and mortgage-backed instruments, and other mission-related investments, increased by $6.1 billion, or 11.9%, to $57.0 billion at year-end 2004, from $50.9 billion at year-end 2003. Total housing finance-related assets accounted for 93% of assets as of December 31, 2004.

          Member Loans. (At year-end 2004, total loans to members equaled $38.9 billion, as compared to $34.7 billion as of year-end 2003, representing an increase of $4.2 billion, or 12.1%. The number of the FHLBank’s members using the loan products continues to be high by historical measures, although a significant concentration of the total dollar increase relates to loan growth at the FHLBank’s six largest borrowers, generally reflecting the asset concentration mix of the FHLBank’s membership base.

     The following table provides a distribution of the number of members, categorized by individual member asset size, that had an outstanding loan balance in each year:

Member Asset Size	2004	2003
$<100 million	52	52
>$100-$500 million	143	139
>$500 million-$1 billion	38	40
>$1-$5 billion	31	33
>$5 billion	11	8
Total borrowing members	275	272
Total membership	341	347

     Housing Agency Loans. The FHLBank has accepted two housing associates, the Delaware State Housing Agency and the West Virginia Housing Development, as non-members who may, under certain conditions, access certain credit products. At December 31, 2004, there was no outstanding exposure to either of these entities.

     Retained Earnings. The Finance Board has issued regulatory guidance to the FHLBanks relating to capital management and retained earnings. The guidance directs each FHLBank to assess, at least annually, the adequacy of its retained earnings position with consideration given to future possible financial and economic scenarios. The guidance also outlines the considerations that each FHLBank should undertake in assessing the adequacy of the FHLBank’s retained earnings.

     Beginning in the fourth quarter of 2003, the FHLBank’s Board of Directors limited the amount of dividends paid to 50% of quarterly net income estimated at time of payment. Prior to adopting this practice, the FHLBank had followed a practice of declaring quarterly dividends based in part upon the evaluation of the yield on alternative short-term high quality investments, as discussed above. During this time, to the extent that the dividend paid differed from the FHLBank’s quarterly net income, the Board drew upon or added to retained earnings.

     The FHLBank declared $44.3 million in dividends to members during 2004, and added $56.4 million to retained earnings. At December 31, 2004, FHLBank retained earnings stood at $99.5 million, representing an increase of $56.4 million, or 130.9%, over December 31, 2003. In increasing retained earnings to meet its longer-term target, currently established at $200 million, the FHLBank is likely to continue to declare dividends at the 50% ratio. The exact timeline over which this longer-term target is likely to be reached cannot be known with certainty. The retained earnings target has not been established as a static figure; it is subject to modification as conditions warrant and, as a matter of policy, on a regular basis the FHLBank’s Board of Directors continues to evaluate this target in light of prevailing conditions.

     The following table summarizes the change in retained earnings for the years ended December 31, 2004, 2003, and 2002.

(In thousands)	2004	2003	2002

Beginning	$43,087	$65,563	$86,818

Net Income	100,726	27,706	48,050
Dividends Declared	(44,310)	(50,182)	(69,305)

Ending	$99,503	$43,087	$65,563

Dividends Declared/Net Income	44.0%	181.1%	144.2%

Contractual Obligations and Commitments

     The following table summarizes significant contractual obligations and commitments at December 31, 2004:

(dollars in thousands)

		Less than	1-3	4-5	Thereafter
	Total Due	1 Year	Years	Years	Years
Debt:
Consolidated Bonds (a)	$43,803,358	$9,698,200	$14,621,348	$6,836,910	$12,646,900
Index amortizing notes (a)	1,100,406		39,317	835,505	225,584
Consolidated Discount Notes	15,160,634	15,160,634

Operating Leases:
Premise	11,658	2,235	4,420	4,288	715
Equipment	160	150	10

	Total
	Committed
Commitments:
Consolidated obligations	$502,000	$502,000
Derivatives (notional)	$527,000	$527,000

     (a) Table indicates stated maturity date – certain specific bonds or notes incorporate features, such as call or index, that could cause redemption at different times than the stated maturity dates.

     In addition to the commitments listed above the FHLBank is obligated to fund approximately $114.8 million in additional loans to members and $15.4 million of mortgage loans at December 31, 2004. Outstanding standby letters of credit were approximately $277.9 million at December 31, 2004.

     At December 31, 2004 the FHLBank had pledged, as collateral, cash and securities with a book value of $408.4 million to broker-dealers that have market exposure from the FHLBank related to interest rate exchange agreements.

Segments

     The FHLBank operates two segments differentiated by products. The first segment entitled Traditional Member Finance houses a majority of the FHLBank’s activities, including but not limited to, providing loans to members; investments; and deposits products. MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

     Results of segments are presented based on management accounting practices and the FHLBank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other FHLBanks or any other company.

     The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses is totally allocated to the Mortgage Finance segment which is consistent with management’s assessment of the risk inherent in the loan portfolio. Derivatives are allocated to segments consistent with hedging strategies.

     Cost incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

     The following table sets forth the FHLBank’s financial performance by operating segment for the years ended December 31, 2004 and 2003 (in thousands):

     BOB related loans are grouped with “Other assets” on the Statement of Condition. BOB related income is recorded net of the provision for loss and grouped with “Other income” on the Statement of Operations.

	Traditional	MPF®or
	Member	Mortgage
	Finance	Finance	Total
2004
Net interest income	$109,040	$25,522	$134,562
Provision for credit losses on mortgage loans	—	(166)	(166)
Other income	36,833	(1,310)	35,523
Other expenses	(38,322)	(2,911)	(41,233)

Income before assessments	107,551	21,135	128,686
Affordable Housing Program	9,466	1,725	11,191
REFCORP	21,300	3,882	25,182

Total assessments	30,766	5,607	36,373

Net income before cumulative effect of change in accounting principle	$76,785	$15,528	$92,313

2004
Total assets	$52,734,361	$8,664,551	$61,398,912

2003
Net interest income	$93,759	$18,248	$112,007
Provision for credit losses on mortgage loans	—	147	147
Other income/(loss)	(13,904)	(22,517)	(36,421)
Other expenses	(36,389)	(1,634)	(38,023)

Income before assessments	43,466	(5,756)	37,710
Affordable Housing Program	3,548	(470)	3,078
REFCORP	7,983	(1,057)	6,926

Total assessments	11,531	(1,527)	10,004

Net income before cumulative effect of change in accounting principle	$31,935	$(4,229)	$27,706

2003
Total assets	$45,453,774	$8,065,285	$53,519,059

     The Mortgage Finance segment is comprised of residential mortgage loans purchased from members and the related hedging activity. Its operating results are highly dependent on interest rates. As interest rates decline, existing homeowners seek to refinance their mortgages in order to reduce their loan interest payments. This causes the FHLBank to experience unscheduled principal reductions or prepayment of the loans before their scheduled maturity. Offsetting this unscheduled reduction in loans is new loan volumes from either existing borrowers refinancing or first time home buyers who, given the low rate environment, find it affordable to buy a home.

     All of the residential mortgage loans in this segment are purchases at fair value. When a fair value is above or below its par value the FHLBank records a corresponding premium or discount. These premiums or discounts are amortized to interest income as a yield adjustment on the loan. The FHLBank’s portfolio has been primarily purchased above par resulting in premiums paid. During 2004, the FHLBank changed its amortization methodology from an estimated life method which amortized the premium based on expected life of the loans to the contractual life method. The contractual life method amortizes the premium over the contractual term of the loan at an effective yield taking into account unscheduled loan pay downs or pay offs as they occur.

     Net interest income increased $22.6 million, or 20.1%, to $134.6 million for 2004 as compared to $112.0 million in 2003. The primary reasons for the improvement were significantly lower mortgage loan premium amortization expense and the maturation of higher cost fixed rate debt. Traditional Member Finance segment net interest income increased $15.2 million, or 16.3%, to $109.0 million for 2004 as compared to $93.8 million for 2003. Mortgage Finance segment net interest income increased $7.3 million, or 39.9%, to $25.5 million for 2004 as compared to $18.2 million for 2003.

     The provision for credit losses on mortgage loans relates entirely to the Mortgage Finance Segment. The provision increased $.3 million to $.2 million for 2004 as compared to a benefit of $(.1) million recognized in 2003. During 2003 the FHLBank revised its method of estimating credit losses (see Note 11 of the Audited Financial Statements for further discussion) resulting in a decrease to the credit loss reserve.

     Other non-interest income was $35.5 million for 2004, an increase of $71.9 million, as compared to a loss of ($36.4) million for 2003. The primary component of the change related to the net realized gain on derivatives and hedging activities of $31.2 million for 2004 as compared to a net realized loss on derivatives and hedging activities of ($39.8) million for 2003. Traditional Member Finance segment other non-interest income increased $50.7 million to $36.8 million for 2004 as compared to a loss of ($13.9) million for 2003. Mortgage Finance segment other net income increased $21.2 million to a loss of ($1.3) million for 2004 as compared to a loss of ($22.5) million for 2003.

     Other non-interest expense increased $3.2 million, or 8.4%, to $41.2 million for 2004 as compared to $38.0 million for 2003. Salaries and employee-related expenses increased $5.6 million, or 30.2%, to $24.1 million for 2004 as compared to $18.5 million for 2003 as the FHLBank has significantly expanded staffing levels in several key areas. Traditional Member Finance segment non-interest expense increased $1.9 million, or 5.3%, to $38.3 million for 2004 as compared to $36.4 million for 2003. Mortgage Finance Segment non-interest expense increased $1.3 million, or 78.2%, to $2.9 million for 2004 as compared to $1.6 million for 2003. A majority of the loans in this segment are fair value hedged. Fair value hedging requires the derivative and the loan to be marked to fair market value with any differences between the two fair values to be recorded in other income.

     AHP expenses increased 8.1 million to $11.2 million for 2004 as compared to $3.1 million for 2003. REFCORP expenses increased $18.3 million to $25.2 million for 2004 as compared to $6.9 million for 2003. AHP and REFCORP are calculated as a percentage of income and therefore vary accordingly for both reported segments.

Three Month Periods Ended March 31, 2005 and 2004

     The FHLBank recorded net income of $34.3 million for the three months ended March 31, 2005 compared to $29.6 million for the same period in 2004, an increase of $4.7 million or 15.9%. The major factor behind this increase was an almost three-fold increase in net interest spread, from 0.08% for the March 2004 quarter to 0.23% for the March 2005 quarter. The FHLBank is benefiting from a rising rate environment on asset yields and with the maturity of higher cost funding throughout 2004.

Included in the operating results of the FHLBank in the March 2004 quarter is $8.4 million income relating to a cumulative effect of change in accounting principle. The FHLBank changed its method for accounting of deferred premiums and discounts under SFAS91 effective January 1, 2004 from the retrospective method to the contractual method.

Return on equity equaled approximately 5.37% for the three months ended March 31, 2005 compared to 4.84% in the same period of 2004. The earned dividend rate was 5.73%, which provided for a paid dividend yield of 2.86% (at approximately a 50% payout rate of earnings estimated at the time of payment).

Other income totaled $8.2 million for the three months ended March 31, 2005 compared to $16.9 million for the same period in 2004. The primary component of this change related to a decrease in gains/loss on sales of securities and net gains/(losses) on derivatives. Expenses increased to $13.6 million for the three months ended March 31, 2005 compared to $10.5 million for the same period in 2004, primarily as a result of two factors — compensation and information systems enhancements.

Loans to members have remained relatively unchanged over the past twelve months, and total $37.8 million at March 31, 2005. Mortgage loan balances have also remained stable and total $8.8 million at March 31, 2005. Capital has decreased slightly, totaling $2.6 million at March 31, 2005, compared to $2.8 million at March 31, 2004 as the retained earnings increase was, offset by net decreases in capital stock outstanding.

Net Interest Income

Average Balances/Net Interest Margin/Rates

		Quarter Ended March 31,
	2005			2004
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets

Federal funds sold	$1,511,300	$9,268	2.49%	$1,306,451	$3,210	0.99%
Other short-term Investments	62,258	400	2.61	144,010	430	1.20
Long-term investments (1)	9,282,889	92,033	4.02	7,775,704	74,026	3.87
Interest-bearing deposits in banks	710,594	4,309	2.46	1,026,620	2,619	1.04
Loans to members(3)	37,908,773	248,015	2.65	36,283,339	115,864	1.28
Mortgage loans held for portfolio(2) (3)	8,768,268	84,774	3.92	8,385,629	55,360	2.66

Total earning assets	$58,244,082	$438,799	3.05%	$54,921,753	$251,509	1.84%

Allowance for credit losses on mortgage loans	(707)			(520)
Other assets	809,254			740,702

Total assets	$59,052,629			$55,661,935

Liabilities and Capital

Time deposits	$10,700	$80	3.03%	$6,000	$15	1.01%
Other interest- bearing deposits	1,133,794	6,212	2.22	1,352,727	2,802	0.83
Short-term Borrowings	12,729,124	76,214	2.43	13,877,355	35,523	1.03
Long-term debt	41,543,457	303,331	2.96	36,082,959	186,931	2.08
Other borrowings	145,938	880	2.45	280,616	762	1.09

Total interest- bearing liabilities	$55,563,013	$386,717	2.82%	$51,599,657	$226,033	1.76%

Other liabilities	903,695			1,603,995
Total capital	2,585,921			2,458,283

Total liabilities and capital	$59,052,629			$55,661,935

Net interest income/ interest rate spread	$2,681,070	$52,082	0.23%	$3,322,096	$25,476	0.08%

Net interest margin			0.36%			0.19%
Average interest-earning assets to interest-bearing liabilities			104.83%			106.44%

Notes:
(1)	The amount of investment securities available-for-sale is based on fair values. Related yield information gives effect to changes in fair value otherwise reflected as a component of stockholders’ equity.

(2)	Non-performing loans are included in average balances in determining the average rate.

(3)	All loan amounts exclude BOB related balances and activity.

     Yield on Earning Assets and Cost of Funds. The FHLBank’s yield on earning assets averaged 3.05% for the three months ended March 31, 2005, compared to an average of 1.84% for the same period in 2004, an increase of 121 basis points. For these same periods, the FHLBank’s average cost of interest-bearing funds also rose, averaging 2.82% compared to 1.76%, an increase of 106 basis points. With asset yields rising more rapidly than related funding costs, the FHLBank’s net interest spread and resulting net interest income increased. As a result, the FHLBank’s net interest spread almost tripled on a quarter to quarter comparison, from .08% in 2004 to .23% in 2005. Similarly, the FHLBank’s net interest margin increased from .19% for the quarter ended March 31, 2004 to .36% for the quarter ended March 31, 2005.

     Rate/Volume Analysis. The following table summarizes changes in interest income and interest expense between the three months ended March 31, 2005 and 2004, and the three months ended March 31, 2004 and 2003.

	3/31/05 vs. 3/31/04			3/31/04 vs. 3/31/03
(dollars in thousands)	Volume	Rate	Total(1)	Volume	Rate	Total(1)

Increase (decrease) in interest income:
Federal funds sold	$473	$5,585	$6,058	$(550)	$(822)	$(1,372)
Other short-term investments	(246)	216	(30)	(249)	(102)	(351)
Long-term investments	14,591	3,416	18,007	(18,229)	430	(17,799)
Interest-bearing deposits	(801)	2,491	1,690	1,157	(757)	400
Loans to members	4,188	127,963	132,151	27,013	(29,646)	(2,633)
Mortgage loans held for portfolio	2,047	27,366	29,413	15,373	(6,041)	9,332

Total	$20,252	$167,037	$187,289	$24,515	$(36,938)	$(12,423)

Increase (decrease) in interest expense:
Time deposits	$12	$53	$65	$(81)	$(4)	$(85)
Other interest-bearing deposits	(473)	3,883	3,410	(2,880)	(788)	(3,668)
Short-term borrowings	(3,209)	43,900	40,691	9,572	(7,534)	2,038
Long-term debt	26,507	89,893	116,400	33,422	(27,944)	5,478
Other borrowings	(369)	486	117	(1,862)	(85)	(1,947)

Total	$22,468	$138,215	$160,683	$38,171	$(36,355)	$1,816

Increase (decrease) in net interest income	$(2,216)	$28,822	$26,606	$(13,656)	$(583)	$(14,239)

(1)	Combined rate/volume variances, a third element of the calculation, are allocated to the rate and volume variances based on their relative sizes.

     Market rates rose in the first quarter of 2005, and the general shape of the yield curve flattened over this period as compared to the yield curve at December 31, 2004. The FHLBank’s interest income increased by $187 million for the three months ended March 31, 2005 compared to the same period in 2004. Of this change, 11% is due to volume increases and 89% is due to interest rate increases. This reflects a relatively flat demand for loans to members. Rising interest rates benefited the FHLBank. For the three months ended March 31, 2004, the FHLBank’s interest income decreased by $12 million compared to the same period in 2003. The portion of this change due to volume resulted in a $25 million increase, which was negated by a $37 million decrease caused by declining interest rates. The volume increases were driven primarily by mortgage loan production, which was higher due to the declining interest rate environment and loans to members.

     For the three months ended March 31, 2005, interest expense increased by $161 million compared to the same period in 2004. Of this change, 14% was due to volume increases and 86% was due to interest rate increases. Average interest-bearing liabilities outstanding increased $4.0 million or 7.8% to support the slightly larger earning asset base, largely through the issuance of consolidated obligations. Similar to the FHLBank’s asset yield, funding costs also rose during the three months ended March 31, 2005. The resulting net increase in interest expense during the March 31, 2005 quarter, as compared to the March 31, 2004 quarter, served to reduce the overall net interest income. In the quarter ended March 31, 2004, interest expense increased by $2 million compared to 2003. The proportional composition between rate and volume variances were approximately the same. This slight increase in interest expense, coupled with the reduction in interest income, resulted in an overall net interest income decline of $14.2 million.

     The following table separately quantifies the effects of the FHLBank’s derivative activities on its interest income and interest expense for the quarter ended March 31, 2005.

Average Balances/Net Interest Spread/Rates	March 31,
	2005
	Average	Interest		Interest		Derivative	Impact
	Balance	With		Without
		derivatives		Derivatives
Investments:
Fed Funds Sold	$1,511,300	$9,268	2.49%	$9,268	2.49%	$—	—
Other Short term investments	62,258	400	2.61%	400	2.61%	—	—
Long-Term investments	9,282,889	92,033	4.02%	92,033	4.02%	—	—
Interest-bearing deposits in banks	710,594	4,309	2.46%	4,309	2.46%	—	—
Loans to members	37,908,773	248,015	2.65%	336,470	3.60%	(88,455)	-.23%
Mortgage Loans held for portfolio	8,768,268	84,774	3.92%	107,896	4.99%	(23,122)	-.26%

Total Earning Assets	$58,244,082	$438,799	3.05%	$550,376	3.83%	$(111,577)	-.19%

Allowance for credit losses on mortgage loans	(707)
Other assets	809,254
Total Assets	$59,052,629

Liabilities and Capital
Time Deposits	10,700	80	3.03%	80	3.03%	—	—
Other interest bearing deposits	1,133,794	6,212	2.22%	6,212	2.22%	—	—
Short term borrowings	12,729,124	76,214	2.43%	76,214	2.43%	—	—
Long term debt	41,543,457	303,331	2.96%	365,938	3.57%	(62,607)	-.15%
Other borrowings	145,938	880	2.45%	880	2.45%	—	—

Total interest-bearing liabilities	$55,563,013	$386,717	2.82%	$449,324	3.28%	$(62,607)	-0.11%

Other liabilities	903,695
Total capital	2,585,921

Total liabilities and capital	$59,052,629

Net interest spread		$52,082	0.23%	$101,052	0.55%	$(48,970)	-0.08%

     Mortgage Loan and Premium/Discount. Mortgage loan prepayment activity has slowed in the first quarter of 2005 compared to the same period in 2004, and as a result the impact of amortization expense of net mortgage premium amortization (although still present) has also slowed.

     The table below provides key information related to the FHLBank’s premium/discount on mortgage loans.

(in thousands)	March 31, 2005	March 31, 2004

Net premium/(discount) expense for the period	$7,413	$8,773
Mortgage loan related net premium balance at period-end	$92,634	$128,261
Mortgage loan par balance at period-end	$8,686,576	$8,210,612
Premium balance as a percent of mortgage loans (par)	1.07%	1.56%

     High-coupon Debt. The FHLBank’s financial results have been adversely affected in recent years by high-cost, long-term, fixed-rate debt issued at what were, relative to prevailing market conditions, markedly higher interest rates. A significant amount of this unhedged debt, $1.3 billion, at a weighted average coupon of 6.28%, matured in the third quarter of 2004. An additional $120 million, at a weighted average cost of 7.13% matured in the first quarter of 2005. Maturing debt has been replaced with a mix of structured debt, floating rate debt, and fixed rate debt. Approximately $331 million at a weighted average coupon of 6.71% is scheduled to mature during the last three quarters of 2005.

Other Income

(in thousands)	March 31, 2005	March 31, 2004
Services to members	$871	$1,083
Net gain on sale of held-to-maturity securities	—	2,576
Net gain on sale of available-for-sale securities	—	—
Net gain/(loss) on trading securities	(999)	78
Net gain/(loss) on derivatives and hedging activities	8,067	12,784
Other, net	217	346

Total other income/(expense)	$8,156	$16,867

Earnings Effects of Derivatives.

     Net income for the three months ended March 31, 2005 includes net gains on derivatives of $8.1 million as compared to $12.8 million for the same period in 2004.

     The following table summarizes the net gains and losses on derivatives and hedging activities including hedge ineffectiveness:

		March 31, 2005	March 31, 2004
Loans to members	Fair value	$622	$4,303
	Cash flow

Consolidated Obligations	Fair value	2,487	1,221
	Cash flow		(574)

Mortgage Loans	Fair value	(1,574)	1,849
	Cash flow

Economic		6,966	5,995

Intermediaries		(434)	(10)

Firm commitments (no longer qualified for hedge accounting)		—

Net gains/(losses) on derivatives and hedging		$8,067	$12,784

Other Expense

			Increase/Decrease
	March 31, 2005	March 31, 2004	2005 vs. 2004
Salaries and employee benefits	$6,909	$5,493	25.8%
Other program expense	1,389	(12)	*
Occupancy cost	611	540	13.1%
Other operating expense	3,514	3,528	(0.4)%

	12,423	9,549	30.1%
Assessments:
Finance Board	636	518	22.8%
Office of Finance	493	394	25.1%

Total other expenses	$13,552	$10,461	29.6%

     FHLBank operating expenses totalled $13.6 million for the three months ended March 31, 2005, compared to $10.5 million for the same period in 2004, an increase of $3.1 million or 29.6%. Salaries and employee benefits comprised the largest individual line item of this increase. The FHLBank continues to expand staffing levels, particularly in the capital markets and mortgage areas, accounting and control, risk management, and information technology.

     Included in the “Other Operating Expenses” are expenses which pertain to the BOB program. During the year ended December 31, 2004, the FHLBank determined that it was accounting for the BOB program incorrectly. Previously, commitments under this program were treated as charges to the income statement when a commitment was made. Primarily driven by repayment collections on prior funded commitments, the FHLBank has determined that the program should be accounted for as a portfolio of loans.

Assessments, AHP and REFCORP Payments

     The FHLBank’s share of expenses relating to the Finance Board and the Office of Finance totaled $1.1 million for the quarter ended March 31, 2005, compared to $0.9 million for the same period in 2004, an increase of $0.2 million or 22.2% which coincides with the increase in pre-assessment income.

     Application of the REFCORP percentage rate as applied to earnings during the quarters ended March 31, 2005 and 2004 resulted in expenses for the FHLBank of $8.6 million, and $7.4 million, respectively. Affordable Housing Program assessments totaled $3.8 million and $3.3 million for the quarters ended March 31, 2005 and 2004, respectively. The quarter to quarter changes in REFCORP and AHP payments made by the FHLBank reflect the changes in pre-assessment earnings.

Affordable Housing and Community Investment.

     Funding available for project commitments in 2005 under the AHP and the HBEF total $12.3 million. This amount includes the 2004 accrual of $10.7 plus recaptured and de-obligated amounts, along with $2.0 million that, under regulatory authority, has been accelerated from amounts anticipated to be accrued during 2005.

     Although the Finance Board permits the FHLBank to make additional annual accelerated AHP payments, each of up to $3.0 million, each such accelerated payment may be carried forward for one year only. Therefore, the $3.0 million loan allocation made during 2004 lowered the amount otherwise available for project commitments to be made during 2005. This has the same effect as a one-time $3.0 million acceleration that may be rolled over; no new net increase in accelerated amounts beyond this cumulative $3.0 million level is permitted. Total AHP commitments in 2004 were $4.8 million with an additional $1.6 million committed under the FHLBank’s HBEF program.

     The Community Lending Program “CLP” provides loans to members at the FHLBank’s own cost of funds, providing the full advantage of a low-cost funding source. CLP loans help member institutions finance housing construction and rehabilitation, infrastructure improvements, and economic and community development projects in low- to moderate-income neighborhoods. At March 31, 2005, the CLP loan balance totalled $322 million, as compared to $305 million at December 31, 2004, reflecting an increase of $17 million or 5.57%.

     The FHLBank’s BOB program funded $.9 million during the quarter ended March 31, 2005.

Financial Position and Condition

     Total assets decreased $1.6 billion, or 2.6%, to $59.8 billion at March 31, 2005, from $61.4 billion at year-end 2004 primarily driven by member loan declines. Housing finance-related assets, which include MPF loans, loans to members, investments secured by mortgage and mortgage-backed instruments, and other mission-related investments, decreased by $1.2 billion, or 2.1%, to $55.8 billion at March 31, 2005, from $57.0 billion at year-end 2004. Total housing finance-related assets accounted for 93% of assets as of December 31, 2004. Management of the FHLBank expects substantially all of the FHLBank’s balance sheet growth in 2005 to derive from increases in the non-mortgage loan assets.

     Member Loans. At March 31, 2005, total loans to members equaled $37.8 billion, as compared to $39.0 billion as of year-end 2004, representing a decrease of $1.2 billion, or 3.1%. Monthly variability in member borrowing remained tempered in the first quarter of 2005. The number of the FHLBank’s members using the loan products continues to be high by historical measures; 262 members, or 78%, have borrowings outstanding as of March 31, 2005. However, a significant concentration of the total dollar amounts relate to loan growth at the FHLBank’s six largest borrowers, generally reflecting the asset concentration mix of the FHLBank’s membership base.

     The following table provides a distribution of the number of members, categorized by individual member asset size, that had an outstanding loan balance in each year:

	March 31,	December 31,	December 31,
Member Asset Size	2005	2004	2003
$<100 million	51	52	52
>$100-$500 million	136	143	139
>$500 million-$1 billion	36	38	40
>$1-$5 billion	29	31	33
>$5 billion	10	11	8
Total borrowing members	262	275	272
Total membership	337	341	347

     Mortgage Loans. Mortgage loan balances have remained stable, totaling $8.8 billion as of March 31, 2005 as compared to $8.7 billion as of December 31, 2004. Mortgage loan balances have ranged from $8.5 billion to $8.9 billion over the twelve month period ended March 31, 2005, which is consistent with the FHLBank’s strategy of limiting growth of this product.

     Retained Earnings and Capital Stock. The FHLBank declared $17.4 million in dividends to members in the quarter ended March 31, 2005, and added $34.3 million to retained earnings. At March 31, 2005, FHLBank retained earnings stood at $116.4 million, representing an increase of $16.9 million, or 17.0%, over December 31, 2004. Retained earnings represented .19% of total assets as of March 31, 2005.

     The following table summarizes the change in retained earnings from 2002 through March 31, 2005.

(In thousands)	March 31, 2005	2004	2003	2002

Beginning	$99,503	$43,087	$65,563	$86,818

Net Income	34,257	100,726	27,706	48,050
Dividends Declared	(17,366)	(44,310)	(50,182)	(69,305)

Ending	$116,394	$99,503	$43,087	$65,563

Dividends Declared/Net Income	50.7%	44.0%	181.1%	144.2%

     The FHLBank operated on a lower capital stock base in the quarter ended March 31, 2005. Total capital stock was $2.6 billion at March 31, 2005, compared to $2.8 billion at December 31, 2004, a decrease of $0.2 billion or 7.1%. The FHLBank lowered the minimum stock purchase requirement during the first quarter of 2005 from .7% of unused borrowing capacity to .5%.

Mortgage Partnership Finance® (MPF®) Program (Mortgage Loans held for Portfolio)

     The following sections present combined Management’s Discussion and Analysis of Financial Condition and Results of Operations for both the years ended December 31, 2004 and the three months ended March 31, 2005.

     The Mortgage Partnership Finance (MPF) Program was created by the Federal Home Loan Bank of Chicago in 1997 to provide members with another secondary mortgage market alternative. The MPF program is designed around the principles of partnership and risk sharing, allocating the risks of fixed-rate housing finance between the FHLBank and its members to take advantage of their relative strengths. The distinctive feature of the MPF program and benefit for its members is that, rather than paying a guaranty fee to another secondary market participant, members are paid credit enhancement fees for sharing in the risk of loss on mortgage loans sold to the FHLBank. Members have direct knowledge of their mortgage markets and have developed expertise in underwriting and servicing residential mortgage loans. By allowing members to originate mortgage loans, whether through retail or wholesale operations, and to retain servicing of mortgage loans, the MPF program gives control of the functions that relate to credit risk to its members. The credit enhancement structure motivates members to minimize loan losses on mortgage loans sold to the FHLBank. The FHLBank is responsible for managing the interest rate risk, prepayment risk, liquidity risk and a residual portion of the credit risk associated with the mortgage loans.

     The FHLBank participates in the MPF program through an agreement with the FHLBank of Chicago. The FHLBank of Chicago provides program and operational support to the FHLBank and its members. The mortgage loan assets acquired by the FHLBank under the MPF program generally have the credit risk exposure of double-A rated mortgage assets to meet the credit risk sharing structure mandated by Finance Board regulation. The regulation requires the mortgage loans to be purchased by the FHLBank from its members and to be credit enhanced in part by its members. The FHLBank of Chicago has the financial models necessary to evaluate each loan purchased, and its models indicate the credit enhancement necessary to achieve various credit rating levels.

     The FHLBank generally acquires whole loans from its members but may also acquire loans from a member of another Home Loan Bank. The FHLBank may also acquire mortgage loan participations from other Home Loan Banks. The mortgage loans are qualifying conventional conforming and government fixed-rate mortgage loans secured by one-to-four family residential properties with maturities ranging from five to 30 years.

Mortgage Loan Portfolio

     As of March 31, 2005, the par value of the FHLBank’s mortgage loan portfolio totaled $8.7 billion, an increase of $0.2 billion or 2.4% from the December 31, 2004 balance of $8.5 billion. These balances were approximately 14.5% and 13.9% of period-end total assets, respectively. The average mortgage loan balance through March 31, 2005 was $8.8 billion, an increase of $0.2 billion or 1.8% from December 31, 2004. These increases were primarily due to new purchases exceeding loan portfolio paydowns. The tables below present additional mortgage loan portfolio statistics and portfolio balances categorized by term and product.

Mortgage Loan Portfolio Statistics

	Three Months Ended March 31,		Year Ended
(dollars in thousands)			December 31,
	2005	2004	2004
Mortgage loans net interest income	$84,730	$55,348	$249,872
Average mortgage loan balance	$8,767,562	$8,385,109	$8,614,435
Average yield	3.92%	2.65%	2.90%
Weighted average coupon	5.84%	5.98%	5.65%
Weighted average estimated life	5.7 years	3.7 years	6.2 years

(in thousands)	March 31, 2005	December 31, 2004

Real estate:
Fixed-rate 15-year single-family mortgages	$1,743,758	$1,808,119
Fixed-rate 20 and 30-year single-family mortgages	6,942,818	6,706,276

Subtotal par value	$8,686,576	$8,514,395

Unamortized premiums	119,846	122,661
Unamortized discounts	(27,211)	(27,773)
SFAS 133 hedging adjustments	2,082	55,948

Total mortgage loans held for investment	$8,781,293	$8,665,231

Less: Allowance for credit losses	725	680

Total mortgage loans, net of allowance for credit losses	$8,780,568	$8,664,551

	March 31, 2005		December 31, 2004
(in thousands, except percentages)	Balance	Percent	Balance	Percent

Mortgage loans outstanding by product:
Conventional loans:
Original MPF	$394,437	4.5%	$372,342	4.4%
MPF Plus	7,308,827	84.2%	7,063,411	82.9%

Total conventional loans	$7,703,264	88.7%	$7,435,753	87.3%
Government-insured loans:
Original MPF for FHA/VA	985,715	11.3%	1,081,045	12.7%

Subtotal par value	$8,688,979	100.0%	$8,516,798	100.0%
Less: Other real estate owned	2,403		2,403

Total par value	$8,686,576		$8,514,395

     The following table presents a geographic breakdown of the mortgage loans held by the FHLBank according to participating member loan originations and based on the unpaid principal balance at the end of each period:

	March 31, 2005	December 31, 2004

Regional concentrations
Midwest (IA, IL, IN, MI, MN, ND, NE, OH, SD and WI)	20%	20%
Northeast (CT, DE, MA, ME, NH, NJ, NY, PA, PR, RI, VI and VT)	18	18
Southeast (AL, DC, FL GA, KY, MD, MS, NC, SC, TN, VA and WV)	29	29
Southwest (AR, AS, CO, KS, LA, MO, NM, OK, TX and UT)	17	17
West (AK, CA, GU, HI, ID, MT, NV, IR, WA and WY)	16	16

Total	100%	100%

     Participating Financial Institution Agreement (PFI Agreement). Each participating financial institution (PFI) has executed a PFI Agreement with the FHLBank. The purpose of this PFI Agreement is to: (1) establish the member as an approved seller of mortgages to the FHLBank and an approved servicer of mortgages held by the FHLBank, and (2) to provide the terms and conditions for the origination, purchase, and servicing of the mortgages to be purchased by the FHLBank. Under the terms of the PFI Agreement, the FHLBank has no obligation to enter into any commitment to purchase loans or accept delivery. However, once the FHLBank enters into a delivery commitment, it is binding on both the PFI and the FHLBank.

     Mortgage Loan Purchases. Mortgage loans are purchased directly from PFIs. PFIs deliver mortgage loans by first obtaining a delivery commitment which is a binding commitment between the PFI and the FHLBank. Delivery commitment terms indicate a specific rate of interest, have a specified term, and are to be delivered within a specified time period. Prior to requesting funding for a mortgage loan, the PFI must designate under which delivery commitment the loan will be funded and must submit certain data concerning the loan so that a credit enhancement analysis and calculation can be completed. Typically, except for a minimal tolerance, the amount of the mortgage loans funded under a delivery commitment may not exceed the amount of the delivery commitment. Delivery commitments that exceed the minimal tolerance or are not fully funded by their expiration date are subject to pair-off fees or extension fees which protect the FHLBank against changes in market prices.

     As of March 31, 2005, 55 members were approved participants in the MPF program. Of the FHLBank’s ten largest members, five members have executed PFI agreements: PNC Bank, NA; Sovereign Bank; Chase Manhattan Bank, USA, NA; National City Bank of PA; and Citicorp Trust Bank, FSB. Based on MPF program total dollar volume purchased from participating members, National City Bank of PA represented 95% of volume purchased for the first quarter 2005. Due to this concentration, the FHLBank works closely with National City Bank to regularly monitor purchases.

     Mortgage Loan Participations. The services agreement described below allows for the sale of participation interests to other Home Loan Banks, institutional third party investors approved of in writing by the FHLBank of Chicago, and the member that provided the credit enhancement. The FHLBank has regularly sold participation interests in purchased mortgage loans to the FHLBank of Chicago as the services agreement provides for a 25% or greater participation in purchased mortgage loans to compensate for the transaction processing services provided by the FHLBank of Chicago. For the three months ended March 31, 2005, the volume of participation interests sold to the FHLBank of Chicago was $197 million. The outstanding principal balance of participation interests sold to other Home Loan Banks as of this date was $42.2 million. The FHLBank has not purchased any participation interests in mortgage loans from other Home Loan Banks since 1999 and currently holds no participations in other Home Loan Bank mortgage loans. The FHLBank is responsible for evaluating, monitoring, and initially certifying to any Home Loan Bank participant the creditworthiness of each relevant PFI. This certification is provided at least annually thereafter. The FHLBank is responsible for enforcing any obligations under the PFI Agreement with each PFI.

	March 31, 2005		March 31, 2004
(in thousands, except percentages)	Balance	Percent	Balance	Percent

Volume of mortgage loan purchases by product:
Conventional loans:
Original MPF	$35,685	4.4%	$37,549	3.5%
MPF Plus	772,284	95.6%	1,046,396	96.5%

Total conventional loans	807,969	100.0%	1,083,945	100.0%

Government-insured loans:
Original MPF for FHA/VA	—	0.0%	—	0.0%

Total volume of loan purchases, at par value	$807,969	100.0%	$1,083,945	100.0%

Less: Volume participated to the FHLBank Chicago	196,921		267,961

Volume retained by the FHLBank	$611,048		$815,984

     Under current market conditions, the size and volume of the FHLBank’s mortgage loan program would not be significantly affected if the FHLBank of Chicago could not purchase additional mortgage loan volume. The FHLBank has several available options to limit growth in its mortgage balances. If the FHLBank was faced with volume expectations that exceeded its acquisition plans, the FHLBank would first offer to sell mortgage loans to other FHLBanks. Also, the FHLBank’s PFI Agreement does not obligate the FHLBank to purchase mortgage loans from PFIs. In addition, in select instances the FHLBank has imposed monthly delivery limits on certain PFIs. The FHLBank would work with PFIs to adjust volume limits, as necessary.

     Restricted Securities. The FHLBank does not package any mortgage loan production into mortgage-backed securities. However, the FHLBank, along with several other FHLBanks, participated in a Shared Funding Program, which was administered by an unrelated third party. This program allows mortgage loans originated through the MPF program to be sold to a third party sponsored trust and pooled into securities. The FHLBank of Chicago purchased the pooled securities, which are rated at least double-A, and either retained or partially sold them to other FHLBanks. The collateral underlying these investments is mortgages purchased from PFIs. These securities are not publicly traded, are not guaranteed by any of the Home Loan Banks, and have certain sale restrictions. The amortized cost of these securities was $85.6 million and $90.4 million as of March 31, 2005 and December 31, 2004, respectively.

Servicing

     Services Agreement with the FHLBank of Chicago. In April 1999, the FHLBank and the FHLBank of Chicago entered into a services agreement, which sets forth the terms and conditions of the FHLBank’s participation in the MPF program. The FHLBank and the FHLBank of Chicago have agreed that the FHLBank will compensate the FHLBank of Chicago for its transaction processing services by granting at least a 25% participation interest in the mortgage loans funded by the FHLBank. The percentage in individual mortgage loans may vary from transaction to transaction by agreement between the FHLBank and the FHLBank of Chicago. In the event of losses on participated loans, losses are first applied to each participant’s first loss account on a pro-rata basis, then to the credit enhancement obligation of the PFI or supplemental mortgage insurance as indicated by the particular MPF product. Further losses are shared based on the participation interests of the FHLBank and the FHLBank of Chicago. Under the services agreement, there are no minimum sales levels or transaction fees.

     Mortgage loans are purchased directly from PFIs through the transactional services provided by the FHLBank of Chicago. As part of the services provided, the FHLBank of Chicago establishes daily pricing for mortgage loans and provides reporting for both the PFI and FHLBank. It also acts as the master custodian and master servicer for the FHLBank and provides the necessary quality control services on purchased mortgage loans. See Exhibit 10.7 for more information about the services agreement.

     Mortgage Loan Servicing. Under the program, PFIs may retain or sell servicing to third parties. The FHLBank does not service loans or own any servicing rights. The FHLBank must approve any transfers of servicing to third parties. The FHLBank of Chicago acts as the master servicer for the FHLBank and has contracted with Wells Fargo Bank, N.A., to fulfill the master servicing duties. The FHLBank pays the PFI or third party servicer a servicing fee to perform these duties; the fee is generally 25 basis points for conventional loans.

     Risks to the FHLBank include improper servicing and/or default by the PFI or third party servicer. The FHLBank has in place several controls or contractual terms to mitigate these risks. As master servicer, the FHLBank of Chicago must bring any material concerns to the attention of the FHLBank. Minor lapses in servicing, such as reporting delays, are charged to the PFI rather than included in determining a loss on a mortgage loan. Major lapses in servicing could result in a PFI’s servicing rights being terminated for cause and the servicing of the particular mortgage loans being transferred to a new qualified PFI. No PFI’s servicing rights have been terminated for cause in the history of the MPF program.

Credit Risk Exposure

     The FHLBank is required to put a credit enhancement structure in place that assures that the FHLBank’s exposure to credit risk on mortgage loans is no greater than that of a mortgage asset rated in the fourth-highest credit rating. A portion of the credit enhancement may be provided by insurance, but in all cases, the PFI must bear a specified portion of the direct economic consequences of actual credit losses on the individual mortgage loans or pool of loans. Each MPF product structure has various layers of loss protections which are described below. The first layer of protection with all products is the borrower’s equity in the real property securing the loan. As is customary for conventional mortgage loans, the next layer of loss protection comes from primary mortgage insurance issued by qualified mortgage insurance companies. Such coverage is required for mortgage loans with a loan-to-value ratio greater than 80%.

Layers of Loss Protection

	Original MPF	MPF Plus
First Layer	Borrower’s equity in the property	Borrower’s equity in the property
Second Layer	Primary mortgage insurance (if applicable)	Primary mortgage insurance (if applicable)
Third Layer	FHLBank First Loss Account (allocated amount)	FHLBank First Loss Account (upfront amount)
Fourth Layer	PFI credit enhancement amount	Supplemental mortgage insurance and/or PFI credit enhancement amount, if applicable
Final Layer	FHLBank loss	FHLBank loss

     First Loss Account. The risk of loss in mortgage loans sold to the FHLBank by a PFI is shared between the FHLBank and the PFI by structuring potential losses on conventional mortgage loans into layers with respect to each pool of mortgage loans purchased or funded by the FHLBank. Losses for each loan pool that are not paid by primary mortgage insurance are recorded in the financial statements up to an agreed upon amount, called a first loss account, which represents the third layer of loss protection. The first loss account is either a spread account, which builds over time, or an amount equal to an agreed-upon percentage of the aggregate balance of the mortgage loans purchased. The type of first loss account is established by MPF product. The FHLBank does not receive fees in connection with the first loss account. Recorded losses are shared based on the participation interests in the loan pool.

     Credit Enhancement. Losses for each loan pool in excess of the first loss account up to an agreed upon amount, called the credit enhancement amount, are covered by the PFI and/or supplemental mortgage insurance and represent the fourth layer of loss protection. The PFI’s credit enhancement amount for each pool of loans, together with any primary mortgage insurance or supplemental mortgage insurance coverage, is sized to equal the amount of losses in excess of the first loss account to the equivalent of a double-A rated mortgage investment. The financial model used by the FHLBank of Chicago provides an analysis of each pool of loans that is comparable to a methodology that a nationally recognized statistical rating agency would use in determining credit enhancement levels when conducting a rating review of the asset or pool of assets in a securitization transaction. By undertaking to credit enhance each loan pool, the PFI maintains an interest in the performance of the mortgage loans it originates or sells to and services for the FHLBank. For managing this risk, the PFI is paid a monthly credit enhancement fee by the FHLBank. Credit enhancement fees are recorded as an offset to mortgage loan net interest income in the Statement of Operations and were $2.4 million and $2.1 million for the periods ended March 31, 2005 and 2004, respectively.

     The differences between the Original MPF and MPF Plus products, other than the use of supplemental mortgage insurance coverage, are contained in the first loss account and the ability to recapture the performance-based credit enhancement fees paid to the PFIs. First loss accounts for both products are notational accounts for the FHLBank, and therefore, there are no cash flows associated with recording first loss accounts. The product differences are described in more detail below.

     In Original MPF, the first loss account starts out at zero on the day the first loan is purchased and increases steadily over the life of the loans. Loan losses not covered by primary mortgage insurance, but not to exceed the first loss account, are deducted from the first loss account and recorded as losses by the FHLBank for financial reporting purposes. Any loan loss in excess of the first loss account is paid by the PFI but not to exceed the aggregate credit enhancement amount. The PFI is paid a monthly credit enhancement fee, typically 10 basis points annually, based on the aggregate outstanding balance of the mortgage loans in the commitment. From the PFI’s perspective, the first loss account functions as a deductible on its credit enhancement amount. From the FHLBank’s perspective, the portion of the first loss account utilized to pay losses is an adjustment to interest income earned on the loans. Over time, the first loss account is expected to cover normal and expected losses on a pool of loans, although early losses could exceed the first loss account and be charged to the PFI’s credit enhancement amount. Loan losses in excess of both the first loss account and the credit enhancement amount are unlikely, but if any such final losses should occur, they would be recorded as losses by the FHLBank.

     In MPF Plus, the first loss account is an amount equal to the agreed-upon percentage of the aggregate balance of the mortgage loans purchased in the pool, but not less than the amount of expected losses. Loan losses not covered by primary mortgage insurance, but not to exceed the first loss account, are recorded in the financial statements by the FHLBank. The PFI is required to provide a supplemental mortgage insurance policy covering the mortgage loans with a deductible equal to the first loss account. Any loan losses in excess of the first loss account are normally covered by the supplemental mortgage insurance. Losses not covered by the first loss account or supplemental mortgage insurance are charged against the PFI’s credit enhancement amount, if any. The PFI may or may not have a direct credit enhancement amount. Credit enhancement fees are generally 13 or 14 basis points annually and apportioned about equally between two components: a fixed component and a performance-based component. The performance-based component is recorded as a recovery of any loan losses recorded by the FHLBank up to the amount of the first loss account.

     In MPF Plus, from the PFI’s perspective, the first loss account functions as a deductible on its credit enhancement amount. Generally, from the FHLBank’s perspective, the portion of the first loss account utilized to pay losses is an adjustment to the interest income earned on the loans. The FHLBank holds twelve months of the performance credit enhancement fees as a reserve payable to the PFI to recover losses against the first loss account. Beginning in the thirteenth month the performance-based credit enhancement fees are paid to the PFI monthly. The amount of this payable was $4.8 million and $4.6 million as of March 31, 2005 and December 31, 2004, respectively. Losses in excess of the first loss account, supplemental mortgage insurance coverage and PFI’s credit enhancement amount are unlikely, but if any such final losses should occur, they would be recorded as losses by the FHLBank.

     The following are outstanding balances in the first loss accounts for the Original MPF and MPF Plus products:

First Loss Account by MPF Program

(in thousands)	March 31, 2005	December 31, 2004

Original MPF	$340	$304
MPF Plus	43,567	41,539

Total	$43,907	$41,843

     Original MPF for FHA/VA. Only government-insured mortgage loans are eligible for sale under this product. The PFI provides and maintains FHA insurance or a VA guaranty for the government-insured mortgage loans. The PFI is responsible for compliance with all FHA or VA requirements and for obtaining the benefit of the FHA insurance or the VA guaranty with respect to defaulted government mortgage loans. The PFI’s servicing obligations are essentially identical to those undertaken for servicing loans of a Government National Mortgage Association security. Since the PFI servicing these mortgage loans takes the risk with respect to amounts not reimbursed by either the FHA or VA, the product results in the FHLBank having mortgage loans that are expected to perform the same as Government National Mortgage Association securities. The PFI is paid a monthly government loan fee equal to two basis points annually based on the month-end outstanding aggregate principal balance of the pool of loans. Only PFIs that are licensed or qualified to originate and service FHA and VA loans are eligible to sell and service government-insured mortgage loans under the MPF Program. In addition,

PFIs must maintain a mortgage loan delinquency ratio that is acceptable to the FHLBank of Chicago and be comparable to the national average and/or regional delinquency rates as published by the Mortgage Bankers Association.

     Other Real Estate Owned. A PFI is charged with the responsibility for disposing of real estate on defaulted mortgage loans on behalf of the FHLBank. Once a property has been sold, the PFI presents a summary of the gain or loss for the individual mortgage loan to the master servicer for reimbursement of the loss. Gains on the sale of a property are held for the benefit of the PFI to be allocated to the next loss in the pool of loans, ahead of any remaining balances in the first loss account. Losses are deducted from the first loss account, if it has not been fully utilized. As of March 31, 2005 and December 31, 2004, the FHLBank held $2.4 million and $2.4 million, respectively, of other real estate owned.

     Loan Loss Reserve. The FHLBank has established a loan loss reserve for mortgage loans that is based on management’s estimate of probable losses and calculated on a specific identification method. The analysis for the loan loss reserve includes performance history, current market trends and conditions, and the credit enhancement provided by the PFIs. When a mortgage loan is placed on non-accrual status, the FHLBank reviews information relative to the individual mortgage loan including primary mortgage insurance coverage, original and current loan-to-value ratios, the first loss account and credit enhancement structure, and forecasted selling expenses to estimate any loss to the FHLBank. As of March 31, 2005, no recorded loan losses have exceeded the first loss account on any outstanding loan or pool of loans. See Footnotes No. 1 and No. 11 of the Audited Financial Statements for additional information on loan loss reserves. See the Credit Risk section on page 58 for additional information on non-accrual and delinquent mortgage loan balances.

     Underwriting Standards. Purchased mortgage loans must meet certain underwriting standards established in the MPF program guidelines. Key standards and/or eligibility guidelines include the following loan criteria:

•	Conforming loan size, established annually; the conforming loan size is set the same as the size limits established annually by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation

•	Fixed-rate, fully-amortizing loans with terms from five to 30 years

•	First lien mortgages

•	95% maximum loan-to-value; all loan-to-value ratios are based on the loan purpose, occupancy and borrower citizenship status; all loans with loan-to-value ratios above 80% require primary mortgage insurance coverage

•	Owner-occupied dwellings and second family residences

•	Unseasoned or current production with up to five payments made by the borrowers.

     The FHLBank of Chicago conducts a quality assurance review of the PFI’s initial mortgage loan deliveries. The PFI is required to purchase or repurchase any mortgage loans that are determined to be ineligible and for which the ineligibility cannot be cured.

Capital Resources

     Capital Plan. Under Finance Board implementation of the Gramm Leach Bliley Act, the FHLBank was required to adopt and maintain a plan (capital plan) subject to Finance Board approval. The Finance Board approved the FHLBank’s capital plan on May 8, 2002, and it was implemented on December 16, 2002. Under the capital plan, the FHLBank replaced its previous capital stock subscription structure. All outstanding capital stock was replaced with shares of new capital stock at a one-for-one exchange rate. Only one existing member declined to participate in the exchange. As intended, the implementation of the FHLBank’s capital plan resulted in a net reduction in the FHLBank’s capital of $48.1 million. See Note 15 “Capital” of the Audited Financial Statements for additional information.

     Under the capital plan, member institutions are required to maintain capital stock in an amount equal to no less than the sum of three amounts: (1) a specified percentage of their outstanding loans from the FHLBank; (2) a specified percentage of their unused borrowing capacity (defined generally as the remaining collateral value that can be borrowed against) with the FHLBank; and (3) a specified percentage of the principal balance of residential mortgage loans previously sold to the FHLBank and still held by the FHLBank (any increase in this percentage will be applied on a prospective basis only). These specified percentages may be adjusted by the FHLBank’s Board of Directors within pre-established ranges as contained in the capital plan. See Item 11. Description of FHLBank Securities to be Registered for additional information. These specified percentage ranges and established rates are as follows:

	Specified	Percentages Established as
	Percentage Ranges	of December 31, 2004

Outstanding member loans	4.5% to 6.0%	5.0%
Unused borrowing capacity	0.0% to 1.5%	0.5%
Outstanding residential mortgages previously sold to and held by the FHLBank	0.0% to 4.0%	0.0%

          The stock purchase requirement for unused borrowing capacity is referred to as the membership capital stock purchase requirement because it applies to all members. The other two stock purchase requirements are referred to as activity-based requirements. The Bank determines membership capital stock purchase requirements by considering the aggregate amount of capital necessary to prudently capitalize the FHLBank’s business activities. The amount of capital is dependent upon the size of the current balance sheet, expected members’ borrowing requirements, and other forecasted balance sheet changes.. As required by Finance Board regulation, the FHLBank’s Board of Directors is required to evaluate its members’ capital requirements periodically and to make adjustments as warranted and as permitted under the FHLBank’s capital plan. The FHLBank’s Board utilizes the flexibility designed into the capital plan to provide what it deems to be the best overall capitalization profile to enhance stockholder value, consistent with the safe and sound operation of the FHLBank.

          Prior to the implementation date of the FHLBank’s capital plan, the FHLBank operated under a “subscription” capital structure. Under that structure, a single class of capital stock was issued to members pursuant to a statutory formula. In accordance with that formula, each member was required to purchase stock in an amount equal to the greater of: (1) $500; (2) one percent of the mortgage loan principal on the member’s balance sheet; or (3) five percent of the FHLBank loans outstanding to the member. The stock was redeemable by members that sought to withdraw from FHLBank membership upon six months’ prior written notice to the Bank. Upon redemption, a member was entitled to receive the amount it originally paid for the stock.

          The subscription capital structure did not prescribe specific minimum levels for the FHLBanks. However, the Finance Board, by regulation, had required the FHLBanks to comply with a leverage limit based on a ratio of each FHLBank’s assets to its capital. This requirement generally provided that a FHLBank’s total assets could not exceed 21 times total capital. A FHLBank whose non-mortgage assets, after deducting deposits and capital, did not exceed 11 percent of its total assets was permitted to operate under a higher leverage limit such that its total assets may be up to 25 times its total capital. This leverage limit ceased to apply to the FHLBank upon the implementation of its capital plan and the new capital requirements described below now apply to the FHLBank.

     Dividends. Under regulation, the FHLBank may pay dividends from previously retained earnings and current earnings. Dividends paid to members are based on the average stock held for the dividend period. The FHLBank’s Board of Directors may declare and pay dividends in either cash or capital stock; the FHLBank currently pays a cash dividend. Since the fourth quarter 2003, the FHLBank has limited its dividend to no more than 50% of the net income earned during the dividend period. The FHLBank’s Board of Directors has established a target for retained earnings of $200 million. In order to build retained earnings to reach this target, the FHLBank’s Board of Directors is likely to continue to declare dividends lower than would otherwise be declared. The timeline over which the FHLBank’s level of retained earnings is likely to reach its target cannot be identified with certainty. The Board of Directors of the FHLBank will continue to review the targeted amount on a regular basis.

Risk-Based Capital (RBC) Requirement

     The FHLBank became subject to the Finance Board’s Risk-Based Capital (RBC) regulations upon implementation of its capital plan on December 16, 2002. This regulatory framework requires the FHLBank to maintain sufficient permanent capital, defined as retained earnings plus capital stock, to meet its combined credit risk, market risk and operational risk. Each of these components is computed as specified in directives issued by the Finance Board.

     Credit Risk Capital. The FHLBank’s credit risk capital requirement is determined by adding together the credit risk capital charges computed for assets, off-balance-sheet items, and derivative contracts based on the credit risk percentages assigned to each item as required by the Finance Board.

     Market Risk Capital. The FHLBank’s market risk capital requirement is determined by adding together the market value of the FHLBank’s portfolio at risk from movements in interest rates and the amount, if any, by which the FHLBank’s current market value of total capital is less than 85% of the FHLBank’s book value of total capital as of the measurement calculation date. The market value of the FHLBank’s capital has not declined below 85% of its book value since the inception of the RBC regulations. The FHLBank calculates the market value of its portfolio at risk and the current market value of its total capital by using an internal market risk model that has been examined and approved by the Finance Board and is also subject to annual independent validation.

     The market risk component of the overall RBC framework is designed around a “stress test” approach. Simulations of several hundred historical market interest rate scenarios are generated and, under each scenario, the hypothetical beneficial/adverse effects on the FHLBank’s current market value of equity are determined. The hypothetical beneficial/adverse effect associated with each historical scenario is calculated by simulating the effect of each set of market conditions upon the FHLBank’s current risk position, which reflects current assets, liabilities, derivatives and off-balance-sheet commitment positions as of the measurement date.

     From the resulting simulated scenarios, the most severe deterioration in market value of equity is identified as that scenario associated with a probability of occurrence of not more than 1% (i.e., a 99% confidence interval). The hypothetical deterioration in market value of equity in this scenario, derived under the methodology described above, represents the market value risk component of the FHLBank’s regulatory RBC requirement which, in conjunction with the credit risk and operations risk components, determines the FHLBank’s overall RBC requirement. Although this modeling exercise is performed by the FHLBank, both the approach and underlying assumptions were subject to Finance Board review and approval prior to implementation of the capital plan and are reviewed and approved on an ongoing basis.

     Operational Risk Capital. The FHLBank’s operational risk capital requirement is equal to 30% of the sum of its credit risk capital requirement and its market risk capital requirement, unless the Finance Board were to approve a request for a percentage reduction by the FHLBank. The FHLBank has not requested a reduction.

(in thousands)	March 31, 2005	December 31, 2004
Permanent capital
Capital stock *	$2,505,507	$2,714,010
Retained earnings	116,394	99,503

Total permanent capital	$2,621,901	$2,813,513

Risk-based capital requirement
Credit risk capital	$179,471	$176,855
Market risk capital	249,050	182,925
Operations risk capital	128,557	107,934

Total risk-based capital	$557,078	$467,714

*	Capital stock includes mandatorily redeemable capital stock

     The FHLBank held excess permanent capital over RBC requirements of $2.1 billion and $2.3 billion at March 31, 2005 and December 31, 2004, respectively.

Capital and Leverage Requirements

     In addition to the requirements for RBC, the Finance Board has mandated maintenance of certain capital and leverage ratios. The FHLBank must maintain total capital and leverage ratios of at least 4.0% and 5.0% of total assets, respectively. Management has an ongoing program to measure and monitor compliance with the ratio requirements.

(dollars in thousands)	March 31, 2005	December 31, 2004
Capital Ratio
Minimum capital (4.0% of total assets)	$2,393,426	$2,455,836
Actual capital (permanent capital plus loan loss reserve)	2,622,626	2,814,193
Total assets	59,835,645	61,398,912
Capital ratio (actual capital as a percent of total assets)	4.4%	4.6%

Leverage Ratio
Minimum leverage capital (5.0% of total assets)	$2,991,782	$3,069,796
Leverage capital (permanent capital multiplied by a 1.5 weighting factor plus loan loss reserve)	3,933,577	4,220,950
Leverage ratio (leverage capital as a percent of total assets)	6.6%	6.9%

     The FHLBank was in compliance with the capital and leverage ratio requirements as of March 31, 2005 and December 31, 2004. As of March 31, 2005 and December 31, 2004, excess capital stock available for repurchase at a member’s request and at the FHLBank’s discretion totaled $66.6 million and $25.5 million, respectively. Excess capital stock is defined as the amount of capital stock greater than the member’s minimum capital stock requirements, as defined above. It is the FHLBank’s current practice to promptly repurchase the excess capital stock of its members. The FHLBank does not honor other repurchase requests which are capital stock required to meet a member’s minimum capital stock purchase requirement. Assuming the above amounts of excess stock been repurchased as of the years ended, the resulting decrease in the above capital and leverage ratios would have been minimal. Management believes that based on the FHLBank’s business profile, balance sheet composition and various potential economic scenarios, the current capital and leverage ratios are adequate to ensure the safe and sound operation of the FHLBank.

Risk Management

     The FHLBank’s lending, investment, and funding activities and its use of derivative hedging instruments expose the Bank to a number of risks, including the following: market and interest rate risk, credit risk, liquidity and funding risk, operating risk and business risk.

     The FHLBank’s Board of Directors is charged with the fiduciary responsibility to oversee the FHLBank’s risk management process. The FHLBank’s Board of Directors and its committees have adopted a comprehensive risk governance structure to manage the FHLBank’s risk exposure. The Finance Committee of the Board has responsibility to focus on balance sheet management and market and interest rate risk, credit risk, and liquidity and funding risk management issues. The Audit Committee has responsibility for monitoring operating and business risk management. The Board has also established risk management policies to comply with and supplement Finance Board requirements. The Finance Board conducts an annual onsite examination of the FHLBank, as well as periodic offsite evaluations, and also requires each FHLBank to submit periodic compliance reports. Additionally, the FHLBank conducts risk assessments which are reviewed by the Board of Directors.

     In order to provide effective oversight for risk management strategies and tactics, the FHLBank has created a formal review and reporting structure implemented by three management committees. The Asset/Liability Management Committee (ALCO) focuses on financial management issues and is responsible for planning, organizing, developing, directing and executing the financial risk management process within Board-approved parameters. To provide effective oversight for credit risk management, a management Credit Committee oversees the FHLBank’s credit policies, procedures, positions and underwriting standards as well as decisions relating to extension and denials of credit and the adequacy of the allowance for loan losses. The FHLBank’s Operating and Business Risk Committee is responsible for management oversight of the FHLBank’s operating and business risks.

Market and Interest Rate Risk

     Market risk is defined as the risk of loss arising from adverse changes in market rates and prices, such as interest rates, and other relevant market rate or price changes, such as basis changes. Risk of loss is defined as the risk that the net market value or estimated fair value of the FHLBank’s overall portfolio of assets, liabilities and derivatives will decline as a result of changes in interest rates or financial market volatility, or that net earnings will be significantly reduced by interest rate changes.

     Interest rate risk is the risk that relative and absolute changes in prevailing market interest rates may adversely affect an institution’s financial performance or condition. The goal of an interest rate risk management strategy is not necessarily to eliminate interest rate risk, but to manage it by setting and operating within appropriate limits. The FHLBank’s general approach toward managing interest rate risk is to acquire and maintain a portfolio of assets, liabilities and hedges, which, taken together, limit the FHLBank’s expected exposure to interest rate risk. Interest rate risk arises from a variety of sources, including repricing risk, yield curve risk, basis risk, and options risk. The FHLBank faces repricing risk when a change in market interest rates results in a mismatch in the repricing of assets as compared to that of liabilities and hedges.

     Yield Curve. Even if the yields on the FHLBank’s assets and liabilities adjust to changes in market rates to the same extent on average, the FHLBank may still be exposed to yield curve risk. The yield curve represents the range of current market returns available for each of a series of fixed-income investments, which differ only with respect to their remaining maturity. Yield curve risk reflects the possibility that changes in the shape of the yield curve could have differing effects on the value of the FHLBank’s assets, liabilities and hedges.

     Basis Risk. Floating-rate assets and liabilities that reprice at similar times and have similar or identical maturities may still contain interest rate risk. If instruments have different base rates, the FHLBank will be subject to basis risk reflecting the possibility that the two base rates will diverge. Examples of different base rates include U.S. Treasury and agency rates, LIBOR, mortgage loan rates, mortgage-backed security yields and swap market rates.

     Optionality. Growth in the FHLBank’s MPF Program over the past several years, along with the FHLBank’s investment in mortgage-related investments and collateralized mortgage obligations, has increased the FHLBank’s level of option risk. Addressing the options risk embedded in mortgage-related investments has become increasingly important to the FHLBank’s earnings stream. Option (or prepayment) risk in mortgage-related investments results from the ability of homeowners to pay off their mortgage loans prior to maturity without financial penalty.

     The goal of market and interest rate risk management is the preservation of the financial strength of the FHLBank. Management regularly monitors the FHLBank’s sensitivity to interest rate changes. Multiple methodologies are used to calculate the FHLBank’s potential exposure to these changes. These include measuring repricing gaps, duration and convexity under assumed changes in interest rates, the shape of the yield curve and market volatility as implied in currently observable market prices. Interest rate exposure is managed by the use of appropriate funding instruments and by employing hedging strategies. Hedging may occur for a single transaction or group of transactions as well as for the overall portfolio. The FHLBank’s hedge positions are evaluated regularly and are adjusted as deemed necessary by management.

     Duration of Equity. One key risk metric used by the FHLBank, and which is commonly used throughout the financial services industry, is duration. Duration is a measure of the sensitivity of a financial instrument’s value, or the value of a portfolio of instruments, to a parallel shift in interest rates. Duration (typically measured in months or years) is commonly used by investors throughout the fixed-income securities market as a measure of financial instrument price sensitivity. Longer duration instruments generally exhibit greater price sensitivity to changes in market interest rates than shorter duration instruments. For example, the value of an instrument with a duration of five years is expected to change by approximately 5 percent in response to a 1 percentage point change in interest rates. Duration of equity, an extension of this conceptual framework, is a measure designed to capture the potential for the market value of a company’s equity base to change with movements in market interest rates. Higher duration numbers, whether positive or negative, indicate a greater potential exposure of market value of equity in response to changing interest rates. The Finance Board has issued an advisory bulletin relating to interest rate risk management that reviews various risk metric alternatives, including their related strengths and weaknesses. The FHLBank’s ALCO is currently reviewing alternative methods of measuring interest rate risk in connection with its ongoing review of its capital management policy.

     Primary Measurement Tools. Duration measurements and policy limitations, along with market value of equity volatility, are currently the primary tools used by the FHLBank to manage its interest rate risk exposure. Although since implementing its capital plan the FHLBank is no longer required by Finance Board regulation to operate within a specified duration of equity limit, the FHLBank’s policies specify acceptable ranges for duration of equity, and the FHLBank’s exposures are measured and managed against these limits. Through March 2005, the FHLBank’s policy limits remained more conservative than those that were previously required by Finance Board regulation.

     The table below reflects the FHLBank’s duration of equity exposure in accordance with its current capital management and asset/liability management policies.

Change in Interest Rates	March 31, 2005 (in years)	December 31, 2004 (in years)
Up 200 basis points	4.51	4.57
Up 100 basis points	4.29	3.95
Base Case	2.24	1.55
Down 100 basis points	-0.37	-0.61
Down 200 basis points	-2.56	-3.24

     Duration Range Limits. The FHLBank’s asset/liability management policy approved by the Board of Directors calls for duration of equity to be maintained within a +/- 4.5 year range in the base case. This +/- 4.5 year range in the base case represents an increase from 4.0 years as of March 31, 2004. In addition, the duration of equity exposure limit in an instantaneous parallel interest rate shock of +/- 200 basis points was increased from +/-6 years to +/-7 years in the second quarter of 2004. The FHLBank’s Board of Directors increased the duration of equity risk limit in both the base case and the +/- 200 basis point scenario in order to better reflect risk tolerance and business model and strategy associated with the mortgage loan business and the daily management of risk metrics.

     In addition to actions taken by management to manage risk exposures, changes in market interest rates may also serve to change the FHLBank’s duration of equity profile. Along with the base case duration calculation, the FHLBank performs instantaneous parallel interest rate shocks in increments of 50 basis points up to the 200 basis point scenarios identified above. Duration of equity increased from December 31, 2004 to March 31, 2005, in most of the above hypothetical scenarios. These increases were driven primarily by an increase in interest rates.

     Level of Interest Rates and Yield-curve Shape. In addition to the use of duration of equity, management also monitors the FHLBank’s exposure to changes in the shape of the yield curve and other factors, such as the level of interest rate volatility as implied in the market price of financial options. The yield curve is the set of interest rates associated with different maturities of the same financial instrument. A steeper yield curve is indicative of a larger yield differential between short-term and long-term instruments, whereas a flatter yield curve is indicative of a less material difference in yield between instruments of differing maturity. Because portions of the FHLBank’s asset base are expected to mature, or reprice, at different points in time than will portions of its funding base, the current and future shape of the yield curve can affect the FHLBank’s financial performance. Management’s overall risk management program includes analyses of the extent to which changes in the shape of the yield curve might affect the FHLBank’s future earnings stream and the fair value of its equity base. Management develops multiple scenarios simulating potential yield curve changes and measures the impact of such yield curve changes on the balance sheet and income statement. The results of these simulations are used to assist in determining appropriate hedging strategies and balance sheet composition.

     Market Value of Equity. Market value of equity represents the difference between the current theoretical market value of all assets less the current theoretical market value of all liabilities. Market values of assets and liabilities vary as interest rates change. As such, theoretical market values can be calculated under various interest rate scenarios, and the resulting changes in net equity can provide an indicator of the exposure of the FHLBank’s market value of equity to market volatility. Although volatility and fluctuation in market values vary with changes in interest rates, the FHLBank seeks to manage this risk exposure by maintaining a relatively stable and non-volatile market value of equity. The FHLBank’s Board of Directors has established a policy limit that the market value of equity should decline by no more than 5 percent given a hypothetical +/- 100 basis point instantaneous parallel change in interest rates. FHLBank staff analyzes the market value of equity exposure against this policy limit on a regular basis. In addition to measuring compliance against this policy limit, the FHLBank also analyzes the potential effects of a wide range of instant parallel yield curve shifts of as much as 300 basis points and evaluates the related impacts on market value of equity and duration of equity.

     The FHLBank’s Model. The FHLBank uses an externally developed model to perform its interest rate risk and market valuation modeling. This model, its approach and the underlying assumptions were subject to Finance Board review and approval prior to its implementation. Several methodologies are incorporated into the modeling process, which identifies the fair value of an instrument as the expected present value of its future cash flows. The present value is based upon the discrete forward portion of the yield curve that relates to the timing of each cash flow. Interpolation methods smooth the curve between yield-curve points. For option instruments, as well as instruments with embedded options, the value is determined by building a large number of potential interest rate scenarios, projecting cash flows for each scenario and then computing the present value averaged over all scenarios. It is important to note that the valuation process is an estimation of fair value, and there may be several approaches to valuation, each of which may produce a different result.

     Critical interest rates for modeling and risk management include U.S. Treasury and agency rates, LIBOR, interest rate swap rates and mortgage loan rates. The LIBOR swap curve is the principal curve used in valuation modeling since it is reflective of a market that is central to the behavior of the majority of transactions and markets in which the FHLBank operates. Perhaps the most critical assumption relates to the prepayment of principal in mortgage-related instruments. The FHLBank utilizes prepayment models that incorporate four factors (refinancing incentive, seasoning, seasonality and burnout) to project the cash flows of mortgage-related instruments.

     The following tables summarize the current market value of equity sensitivity as of March 31, 2005, and December 31, 2004.

	March 31, 2005		December 31, 2004
	Estimated market	Percentage	Estimated market	Percentage
	value of equity	change from	value of equity	change from
Change in Interest Rates	(in millions)	base case	(in millions)	base case
Up 300 basis points	$2,260	-12.7%	$2,425	-12.0%
Up 200 basis points	$2,376	-8.2%	$2,548	-7.6%
Up 100 basis points	$2,490	-3.8%	$2,670	-3.1%
Base Case	$2,588	—	$2,756	—
Down 100 basis points	$2,613	1.0%	$2,767	0.4%

     From December 31, 2004 to March 31, 2005, the market value of equity decreased in all of the above scenarios. These decreases were driven primarily by a decrease in the FHLBank’s capital.

     The hypothetical changes in the FHLBank’s market value of equity in the various scenarios shown assumes the absence of any management reaction to changes in market interest rates. Management does monitor market conditions on an ongoing basis and takes what it deems to be appropriate action to preserve the value of equity and earnings by changing the composition of the balance sheet or entering into, terminating, or restructuring hedges to mitigate the impact of adverse interest rate movements.

     Derivatives. The FHLBank enters into interest rate swaps, swaptions, interest rate cap and floor agreements, calls and puts (collectively known as derivatives) to assist in management of its exposure to changes in interest rates. Use of these instruments may serve to adjust the effective maturity, repricing frequency or option characteristics of financial instruments to achieve the FHLBank’s risk management objectives. The FHLBank uses derivatives in several ways: to hedge the risks inherent in an underlying financial instrument, to hedge the potential exposure inherent in an anticipated transaction, to hedge portfolio exposures, or to act as an intermediary on behalf of a member. In addition to using derivatives to manage mismatches of interest rate resets between assets and liabilities, the FHLBank also uses derivatives to manage the risk associated with option features that are embedded in FHLBank assets and liabilities; hedge the market value of existing assets, liabilities and anticipated transactions; adjust the duration risk of both fixed-term and prepayable instruments; and reduce the FHLBank’s expected all-in funding costs.

     The following table categorizes and summarizes the notional amounts and estimated fair value gains and losses of the FHLBank’s derivative instruments, excluding accrued interest, and related hedged items by product and type of accounting treatment under SFAS 133 as of December 31, 2004 and December 31, 2003. For those hedge strategies that do not qualify for hedge accounting, the derivative is still marked-to-market; however, there is no symmetrical mark-to-market offset available on the hedged item.

	December 31, 2004		December 31, 2003
	Notional	Estimated	Notional	Estimated
(in millions)	Principal	Gain/(Loss)	Principal	Gain/(Loss)

Qualifying for Hedge Accounting:
Loans	$23,260	$(676)	$20,615	$(1,341)
Mortgage loans	4,795	(33)	5,618	(52)
Consolidated obligations	24,751	164	20,619	265
Discount notes	400	1	400	4

Subtotal	53,206	(544)	47,252	(1,124)

Not Qualifying for Hedge Accounting:
Loans	304	(1)	2,203	(1)
Investments	82	(3)	119	(7)
Mortgage loans	4,221	1	4,222	—
Consolidated obligations	160	—	30	—
Intermediary transactions	369	1	436	1

Subtotal	5,136	(2)	7,010	4(7)

Total	$58,342	(546)	$54,262	$(1,131)

Accrued interest		53		54
Net derivative market value balance		$(493)		$(1,077)

Net derivative asset balance		$147		$165
Net derivative liability balance		(640)		(1,242)

Net derivative market value balance		$(493)		$(1,077)

     The increase of $4.1 billion in notional value from December 31, 2003 to December 31, 2004, was primarily due to increases in derivative activity associated with loans and consolidated obligations. The net derivative market value balance increased by $584.0 million due to absolute changes in interest rates and the relative spreads between interest rates during the period.

     Receivables and payables related to the same counterparty have been netted to arrive at the net derivative asset and liability balances presented in the table above. The decrease in net derivative liabilities from December 31, 2003, to December 31, 2004, of $602.0 million, or 48.5%, primarily reflects the impact of interest rate changes as they affected the market values of hedged loans and those derivatives utilized as hedge instruments for loans. The FHLBank uses interest rate swaps extensively to hedge its exposure to interest rate risk. As a result, the FHLBank converts a fixed-rate asset or liability to a floating-rate, which may qualify for fair value hedge treatment. As interest rates fluctuate, the fair value of the interest rate swap may fluctuate accordingly. With a fair-value hedge, there are offsetting changes to fair value to the extent the hedge is effective. Therefore, changes in net derivative asset and liability balances above are generally offset with fair value gains and losses included in the basis of the associated hedged asset or liability. See Note 1 “Summary of Significant Accounting Policies” and Note 17 “Derivatives and Hedging Activities” of the Audited Financial Statements for additional information.

Credit Risk

     Credit risk is the risk that the market value of an obligation will decline as a result of deterioration in the obligor’s creditworthiness. Credit risk arises when FHLBank funds are extended, committed, invested or otherwise exposed through actual or implied contractual agreements. The financial condition of FHLBank members and all investment, mortgage loan and derivative counterparties is monitored to ensure that the FHLBank’s financial exposure to each member/counterparty is in compliance with the FHLBank’s credit policies and the Finance Board’s Financial Management Policy. Financial monitoring reports evaluating each member/counterparty’s financial condition are produced and reviewed by the FHLBank’s Credit Committee on a quarterly basis or more often if circumstances warrant.

     Loans. (Note that the credit risk discussion excludes BOB loans and related activities.) The FHLBank protects against credit risk on loans by monitoring the financial condition of borrowers and by requiring members or their affiliates to pledge sufficient eligible collateral for all loans. In addition, the FHLBank has the ability to call for additional or substitute collateral during the life of a loan to protect its security interest. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, deposits with the FHLBank, and other real estate-related assets. In addition to member collateral, the financial condition of all members is routinely monitored for compliance with financial criteria as set forth in the FHLBank’s credit policies. Members deemed to be less creditworthy may have lending restrictions or increased collateral requirements imposed. The FHLBank determines the type and amount of collateral each member has available to pledge as security for FHLBank loans by reviewing the call reports the members file with their regulators.

     Under Finance Board implementation of the Gramm Leach Bliley Act, the FHLBank is allowed to expand eligible collateral for many of its members. Members that qualify as community financial institutions can pledge small-business, small-farm, and small-agribusiness loans as collateral for loans. Also, the FHLBank is allowed to make loans to nonmember housing associates that also have such expanded collateral requirements. The expanded eligible collateral for these community financial institutions and nonmember housing associates could introduce additional credit risk for the FHLBank. At March 31, 2005, loans to these institutions secured with both eligible standard and expanded collateral represented approximately $4.5 billion, or 12.1% of total loans outstanding. Expanded eligible collateral represented 7.4% of total eligible collateral for these loans. The following table presents collateral balances as of March 31, 2005:

Type of Collateral (in millions, except percentages)	Amount	Percent

Single-family residential mortgages	$92,555	52.0%
High quality investment securities	44,885	25.3%
Other real-estate related collateral/Community financial institution eligible collateral	38,468	21.6%
Multi-family residential mortgages	1,880	1.1%

Total	$177,788	100.0%

     Based upon the financial condition of the member, the FHLBank classifies each member into one of three collateral categories: blanket-lien status, listing-specific pledge-collateral status, or possession-collateral status. Under the blanket-lien status, the FHLBank allows a member to retain possession of eligible collateral pledged to the FHLBank, provided the member executes a written security agreement and agrees to hold the collateral for the benefit of the FHLBank. Under listing-specific pledge-collateral status, the FHLBank or the FHLBank’s safekeeping agent holds physical possession of specific collateral pledged to the FHLBank. For members in possession-collateral status, the FHLBank requires the member to place physical possession of eligible collateral with the FHLBank sufficient to secure all outstanding obligations.

     The following table provides information regarding loans outstanding with member and non-member borrowers in listing-specific pledge- and possession-collateral status as of March 31, 2005, along with corresponding collateral balances.

(in thousands)	Number of Borrowers	Loans Outstanding	Collateral Held

Listing-specific pledge-collateral status	2	$0	$20,526
Possession-collateral status	23	$485,360	641,338

Total par value	25	$485,360	$661,864

     Loans outstanding for the 239 members in blanket-lien status at March 31, 2005 totaled $37.0 billion, or 99% of total loans. For these members, the FHLBank has access to eligible collateral under written security agreements in which the member agrees to hold such collateral for the benefit of the FHLBank, totaling more than $175 billion. Additionally, all nonmember borrowers, including housing associates, are placed in possession-collateral status.

     Loan Concentration Risk. The FHLBank’s loan portfolio is concentrated in member commercial banks and thrift institutions. At March 31, 2005, the FHLBank had a concentration of loans to its ten largest borrowers totaling $22.3 billion or 59.4% of total loans outstanding. Average balances to these borrowers for this period were $22.1 billion (at par) or 59.0% of total average loans outstanding. During 2005, the maximum outstanding balance to any one borrower was $10.8 billion. The loans made by the FHLBank to these borrowers are secured by collateral with an estimated market value in excess of the book value of those loans. Therefore, the FHLBank does not presently expect to incur any credit losses on these loans. As of March 31, 2005, loans held by the top ten borrowers had an effective average yield of 3.29%, compared to an average yield of 4.06% for the remainder of the loan portfolio. This lower yield is a function of the product mix of the respective portions of the loan portfolio, volume discounts, and the phase of the interest rate cycle in which the loans were originated. The following table lists the FHLBank’s top ten borrowers as of March 31, 2005, and their respective December 31, 2004 loan balances (at par) and percentage volumes.

(in millions, except percentages	March 31, 2005		December 31, 2004
Name of Borrower	Loan	Percent of	Loan	Percent of
	Balance	total loans	Balance	total loans

Sovereign Bank, PA *	$9,543	25.4%	$9,710	25.3%
ING Bank FSB, DE	3,300	8.8	1,944	5.1
Citicorp Trust Bank, DE	2,360	6.3	2,780	7.3
GMAC Bank, DE *	1,948	5.2	1,507	3.9
Lehman Brothers Bank FSB, DE	1,250	3.3	2,600	6.8
First Commonwealth Bank, PA *	985	2.6	1,021	2.7
Wilmington Savings Fund Society FSB, DE *	868	2.3	837	2.2
Citizens Bank of Pennsylvania, PA	750	2.0	1,450	3.8
Keystone Nazareth Bank & Trust Company, PA	647	1.8	661	1.7
ESB Bank, PA	643	1.7	601	1.7

Subtotal	$22,294	59.4%	$23,111	60.5%
Other borrowers	15,247		15,205

Total	$37,541		$38,316

*	These borrowers have an officer who currently serves on the FHLBank’s Board of Directors.

     Because of this concentration in loans, the FHLBank has implemented specific credit and collateral review procedures for these members. The FHLBank currently applies these standards to both member and non-member institutions. In addition, the FHLBank analyzes the implication for its financial management and profitability if it were to lose one or more of these members. See Note 8 “Loans to Members” of the Audited Financial Statements for additional information.

     Investments. The FHLBank is also subject to credit risk on unsecured investments consisting primarily of money market investments and investment securities. The FHLBank places money market investments on an unsecured basis with large, high-quality financial institutions with long-term credit ratings no lower than single-A for terms up to 90 days and with long-term credit ratings no lower than triple-B for terms up to 30 days. Most money market investments expire within 90 days. Management actively monitors the credit quality of these investment counterparties. The FHLBank also invests in and is subject to credit risk related to mortgage-backed securities that are directly supported by underlying mortgage loans. Investments in mortgage-backed securities are permitted as long as they are rated triple-A at the time of purchase.

     At March 31, 2005, the FHLBank’s unsecured credit exposure to investment counterparties and broker-dealers other than the U.S. Government or U.S. Government-sponsored agencies and municipalities was $10.4 billion. This is a $0.4 billion decrease from the $10.8 billion unsecured credit exposure to such counterparties at December 31, 2004. Most of the money market exposure consisted of Federal funds sold; approximately 74% of the investments had an overnight maturity, 24% had a maturity from 2 to 30 days, and the remainder matured from 181-270 days. Exposure to U.S. branches of foreign banks amounted to approximately 45% of total unsecured interest-bearing deposit exposure. No individual investment counterparty represented more than 10% of the FHLBank’s total unsecured credit exposure.

     The following tables present the FHLBank’s investment credit exposure including accrued interest as of March 31, 2005 and December 31, 2004 and 2003 based on the lower of counterparties’ long-term credit ratings provided by Moody’s Investor Service Inc., Standard & Poor’s, or Fitch Ratings. As of March 31, 2005, approximately 13% of mortgage-backed securities issued by private trusts were sponsored by FHLBank members.

Investment Credit Exposure
March 31, 2005
(in millions)

Investment Category	AAA	AA	A	BBB	Total

Money market investments:
Interest-bearing deposits	$—	$375	$304	$—	$679
Federal funds sold	—	1,947	490	65	2,502
Investment securities:
Commercial paper	—	—	68	—	68
Government sponsored enterprises	622	—	—	—	622
State or local agency obligations	190	375	—	—	565
MBS issued by Federal agencies	130	—	—	—	130
MBS issued by government-sponsored enterprises	1,373	—	—	—	1,373
MBS issued by private trusts	6,544	—	—	—	6,544

Total Investments	$8,859	$2,697	$862	$65	$12,483

Investment Credit Exposure
December 31, 2004
(in millions)

Investment Category	AAA	AA	A	BBB	Total

Money market investments:
Interest-bearing deposits	$—	$728	$613	$—	$1,341
Federal funds sold	—	1,790	400	65	2,255
Investment securities:
Commercial paper	—	—	70	—	70
Government sponsored enterprises	438	—	—	—	438
State or local agency obligations	188	375	—	—	563
MBS issued by Federal agencies	159	—	—	—	159
MBS issued by government-sponsored enterprises	1,513	—	—	—	1,513
MBS issued by private trusts	6,596	—	—	—	6,596

Total Investments	$8,894	$2,893	$1,083	$65	$12,935

Investment Credit Exposure
December 31, 2003
(in millions)

Investment Category	AAA	AA	A	BBB	Total

Money market investments:
Interest-bearing deposits	$—	$494	$334	$—	$828
Federal funds sold	—	800	200	—	1,000
Investment securities:
Commercial paper	—	—	170	70	240
Government sponsored enterprises	928	—	—	—	928
State or local agency obligations	268	358	—	—	626
MBS issued by Federal agencies	224	—	—	—	224
MBS issued by government-sponsored enterprises	1,712	—	—	—	1,712
MBS issued by private trusts	4,448	—	—	—	4,448

Total Investments	$7,580	$1,652	$704	$70	$10,006

     Mortgage Loans. The FHLBank has established mortgage loan purchase programs as a service to members. The Finance Board has authorized the FHLBank to hold mortgage loans under the MPF Program. Under this program, the FHLBank acquires mortgage loans from members in a shared credit risk structure, including the necessary credit enhancement. These assets carry outside credit enhancements, which give them the approximate equivalent of a double-A credit rating, although the credit enhancement is not actually rated. The FHLBank had net mortgage loan balances of $8.8 billion and $8.7 billion as of March 31, 2005 and December 31, 2004, respectively. See Item 2: Financial Information, Mortgage Partnership Finance (MPF) Program for additional information.

     The FHLBank provides a loan loss allowance, net of credit enhancement, for any impaired loans. The FHLBank bases the allowance for loan losses for the mortgage loan portfolio on management’s estimate of probable losses in the portfolio as of the balance sheet date. The FHLBank performs periodic reviews of its portfolio to identify the probable losses within the portfolio. The overall allowance is determined by an analysis that includes consideration of observable data such as delinquency statistics, past performance, current performance, loan portfolio characteristics, and collateral valuations, taking into account the credit enhancement. Mortgage loan delinquencies and non-accrual balances as of March 31, 2005 and December 31, 2004, were as follows:

(in thousands, except percentages)	March 31, 2005	December 31, 2004

30-59 days delinquent	$109,264	$111,746
60-89 days delinquent	24,329	26,001
90 days or more delinquent	34,835	38,516

Total delinquencies	$168,428	$176,263

Non-accrual loans	$14,493	$13,607
Loans past due 90 days or more and still accruing interest	$22,616	$26,175
Delinquencies as a percent of total mortgage loans outstanding	1.94%	2.07%
Non-accrual loans as a percent of total mortgage loans outstanding	0.17%	0.16%

     The FHLBank places a residential mortgage loan on non-accrual status when the collection of the contractual principal or interest is 90 days or more past due. Loans past due 90 days or more and still accruing interest represent government insured FHA and VA loans. Loan loss reserves for mortgage loans were $0.7 million as of March 31, 2005, and December 31, 2004, which represented five percent of non-accrual loans. See Note 10 “Mortgage Loans Held for Portfolio” of the Audited Financial Statements for additional information on the allowance for loan losses.

     Derivatives. The FHLBank is subject to credit risk arising from the potential non-performance by derivative counterparties with respect to the agreements entered into with the FHLBank, as well as certain operational risks relating to the management of the derivative portfolio. The FHLBank follows guidelines established by its Board of Directors on unsecured extensions of credit. Unsecured credit exposure to any counterparty is limited by the credit quality and capital level of the counterparty, and by the capital level of the FHLBank.

     The FHLBank manages derivative counterparty credit risk through the combined use of credit analysis, collateral management, and other credit enhancements and risk mitigation techniques. The FHLBank requires collateral agreements on derivative financial instrument contracts. The extent to which the FHLBank is exposed to counterparty risk on derivatives is partially mitigated through the use of netting procedures contained in the FHLBank’s master agreement contracts with counterparties. The maximum net unsecured credit exposure amounts are established on an individual counterparty basis based on each individual counterparty’s current rating as reported by nationally recognized credit rating agencies. In determining maximum credit risk, the FHLBank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities on an individual counterparty basis. Additionally, management includes an estimate of potential future credit exposure in determining total net exposure. As of March 31, 2005 and December 31, 2004 and 2003, the FHLBank’s net market value plus potential future exposure after allowing for the protection afforded by contractually required collateral is presented in the following tables.

Derivative Counterparty Credit Exposure
March 31, 2005
(dollars in thousands)

				Potential		Net Exposure
	Notional	Number of	Net Market	Future	Collateral	Plus PFE Less
Credit Rating	Amount	Counterparties	Value	Exposure	Held	Collateral

AAA	$490,000	1	$0	$2,940	$—	$2,940
AA	15,335,646	11	39,784	98,516	44,809	93,491
A	40,665,003	11	79,598	275,340	104,141	250,797
Mortgage Loan Delivery Commitments	17,546		—	—	—	—
Member Intermediary Transactions	171,040		2,363	—	—	2,363

Total	$56,679,235	23	$121,745	$376,796	$148,950	$349,591

Derivative Counterparty Credit Exposure
December 31, 2004
(dollars in thousands)

				Potential		Net Exposure
	Notional	Number of	Net Market	Future	Collateral	Plus PFE Less
Credit Rating	Amount	Counterparties	Value	Exposure	Held	Collateral

AAA	$515,000	2	$27	$3,315	$—	$3,342
AA	16,987,429	12	43,825	108,459	44,937	107,347
A	40,773,162	10	52,723	265,504	64,040	254,187
Mortgage Loan Delivery Commitments	15,359		—	—	—	—
Member Intermediary Transactions	243,120		5,832	—	—	5,832

Total	$58,534,070	24	$102,407	$377,278	$108,977	$370,708

Derivative Counterparty Credit Exposure
December 31, 2003
(dollars in thousands)

				Potential		Net Exposure
	Notional	Number of	Net Market	Future	Collateral	Plus PFE Less
Credit Rating	Amount	Counterparties	Value	Exposure	Held	Collateral

AAA	$418,304	4	$3,178	$3,329	$—	$6,507
AA	14,181,661	12	128,852	100,319	98,985	130,186
A	36,277,358	11	7,851	226,007	6,337	227,521
Mortgage Loan Delivery Commitments	465,062		960	—	—	960
Member Intermediary Transactions	217,908		8,362	—	—	8,362

Total	$51,560,293	27	$149,203	$329,655	$105,322	$373,536

     At March 31, 2005, four counterparties collectively represented approximately 55% of the total notional amount. The same four counterparties represented 65% of the net market value, and 54% of the net exposure after collateral held. Of the 23 rated counterparties at March 31, 2005, two were members. Lehman Brothers Special Finance, Inc. and J. P. Morgan Chase Bank individually represented 23% and 15%, respectively, of the total notional amount outstanding. Both counterparties are rated at least a single-A. All intermediary transactions were executed with unrated members. See Note 17 “Derivatives and Hedging Activities” of the Audited Financial Statements for additional information.

Liquidity and Funding Risk

     The FHLBank is required to maintain liquidity in accordance with certain Finance Board regulations and with policies established by management and the Board of Directors. The FHLBank needs liquidity to satisfy member demand for short- and long-term funds, repay maturing consolidated obligations and meet other obligations. The FHLBank also maintains liquidity to repurchase excess capital stock at its discretion upon request of a member. As of March 31, 2005, the FHLBank had outstanding capital redemption requests due to pending mergers of $18.2 million. See Note 15 “Capital” of the Audited Financial Statements for additional information.

     Additionally, in their asset/liability management planning, members may look to the FHLBank to provide standby liquidity. The FHLBank seeks to be in a position to meet its customers’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs. The FHLBank’s primary sources of liquidity are short-term investments, such as Federal funds purchased, and the issuance of new consolidated obligation bonds and discount notes. Consolidated obligations enjoy government-sponsored enterprise (GSE) status; however, they are not obligations of the United States, and the United States does not guarantee them. Consolidated obligations are rated AAA/P-1 by Moody’s Investor Service, Inc. and AAA/A-1+ by Standard & Poor’s. These ratings measure the likelihood of timely payment of principal and interest on the consolidated obligations. The GSE status and rating, which reflects the fact that all twelve FHLBanks share a joint and several obligation on consolidated obligations, have historically provided excellent capital market access. In addition, under certain circumstances, the U.S. Treasury may acquire up to $4.0 billion of consolidated obligations of the Home Loan Banks. Other short-term borrowings, such as securities sold under agreements to repurchase and loans from other Home Loan Banks, also provide liquidity. The FHLBank maintains contingency liquidity plans designed to enable it to meet its obligations and the liquidity needs of members in the event of operational disruptions at other Home Loan Banks or the Office of Finance, or short-term capital market disruptions.

     Further, the Finance Board and the FHLBank’s funds management policy require the FHLBank to hold contingency liquidity sufficient to meet the FHLBank’s liquidity needs for a minimum of five business days without access to the consolidated obligation debt markets. Both the Finance Board and the FHLBank’s liquidity measures depend on certain assumptions which may or may not prove valid in the event of an actual market disruption. Management believes that under normal operating conditions, routine member borrowing needs and consolidated obligation maturities could be met without access to the consolidated obligation debt markets for at least five days; however, under extremely adverse market conditions, the FHLBank’s ability to meet a significant increase in member loan demand could be impaired without immediate access to the consolidated obligation debt markets.

     Total investments (interest-bearing deposits, Federal funds sold, and investment securities) totaled $12.5 billion as of March 31, 2005, compared to $12.9 billion as of December 31, 2004. Investments in mortgage-backed securities (MBS) are limited by Finance Board regulations that prohibit the FHLBank from adding to its MBS portfolio during periods when its total MBS outstandings exceed 300% of its total capital. Excess capital stock repurchases associated with fluctuating member loan balances can cause the FHLBank’s capital base to decrease. This can curtail the FHLBank’s ability to add to its MBS portfolio as it can create a position where existing MBS balances exceed the 300% of total capital threshold. Finance Board regulations do not require the sale of MBS during such periods to meet the limitation; however, the FHLBank is not permitted to purchase additional MBS until the MBS-to-capital ratio returns to a level below the 300% threshold. Although this prohibition on additional MBS purchases did not occur in 2004 or 2003, it has occurred at various times both during and prior to 2002. As of March 31, 2005 and December 31, 2004, the FHLBank’s MBS outstandings represented approximately 311% and 298% of total capital, respectively.

     The FHLBank offers primarily demand and overnight deposits for members and qualifying nonmembers. Total deposits at March 31, 2005, increased to $1.1 billion from $1.0 billion at December 31, 2004, an increase of $0.1 billion, or 10.5%. Factors that generally influence deposit levels include turnover in members’ investment securities portfolios, changes in member demand for liquidity primarily due to member institution deposit growth, the slope of the market yield curve and the FHLBank’s deposit pricing as compared to other short-term money market rates. During periods when the FHLBank’s member deposit balances decline, this source of the FHLBank’s funding is typically replaced by the issuance of consolidated obligations. The FHLBank Act requires the FHLBank to have an amount equal to the current member deposits invested in obligations of the United States, deposits in eligible banks or trust companies, or loans with a maturity not exceeding five years. As of March 31, 2005 and December 31, 2004, total deposit reserves totaled $29.0 billion and $31.0 billion, respectively, and were significantly in excess of member deposits.

     Consolidated bonds and discount notes, along with member deposits, represent the primary funding sources used by the FHLBank to support its asset base. The joint and several backing of all twelve FHLBanks provides the FHLBank access to the capital markets on favorable terms. At March 31, 2005, the FHLBank’s long-term consolidated obligation bonds outstanding totaled $42.3 billion, as compared to $41.4 billion as of December 31, 2004, an increase of $0.9 billion, or 2.2%. The FHLBank also issues discount notes, which are shorter-term consolidated obligations, to support its short-term member loan portfolio and other short-term asset funding needs. The FHLBank has expanded the use of discount notes during 2004, which largely reflects the growth in demand for shorter-term member loans. Total discount notes outstanding at March 31, 2005, decreased to $13.0 billion from $15.2 billion at December 31, 2004, a decrease of $2.2 billion, or 14.5%.

     The FHLBank combines consolidated obligations with derivatives in order to lower its effective all-in cost of funds and simultaneously reduce interest rate risk. The funding strategy of issuing bonds while simultaneously entering into swap agreements, typically referred to as the issuance of structured debt, enables the FHLBank to offer a wider range of loan products to its member institutions. Discount notes have not generally been combined with derivatives by the FHLBank, although this approach may be used by the FHLBank in the future.

     The Federal Reserve Board announced in February 2004 that it intends, beginning in July 2006, to require Reserve Banks to release interest and principal payments on the FHLBank System consolidated obligations only when there are sufficient funds in the FHLBanks’ account to cover these payments. This requirement is a fundamental change from the Federal Reserve’s past policy applicable to GSEs and certain international organizations of processing and posting these payments in the morning, even if these entities had not fully funded their payments. To comply with this new requirement, the FHLBank may need to take one or more of the following actions: (1) limit the use of overnight discount notes as a source of short-term liquidity, (2) change the time that principal and interest payments are made on consolidated obligations, (3) change cash management and liquidity management practices to increase liquid investments and early availability of cash, and/or (4) identify alternative sources, if any, of intraday private funding. These actions could reduce the ability of the FHLBank to provide liquidity to its members and could increase the cost of the FHLBank’s consolidation obligation issuance.

     Negative Pledge Requirement. Finance Board regulations require the FHLBank to maintain certain assets free from any lien or pledge in an amount at least equal to the amount of its consolidated obligations outstanding. These assets include: (1) cash; (2) obligations of, or fully guaranteed by, the United States; (3) secured loans to members; (4) mortgages which have any guaranty, insurance or commitment from the United States or a Federal agency; (5) investments described in Section 16(a) of the Act, which includes securities that a fiduciary or trust fund may purchase under the laws of any of the three states in which the FHLBank is located; and (6) other securities that are rated triple-A by Moody’s Investor Service or Standard and Poor’s. As of March 31, 2005 and December 31, 2004, the FHLBank held total non-pledge assets in excess of total consolidated obligations of $3.9 billion and $3.9 billion, respectively.

     Joint and Several Liability. Although the FHLBank is primarily liable for its portion of consolidated obligations, i.e., those issued on its behalf, the FHLBank is also jointly and severally liable with the other eleven Home Loan Banks for the payment of principal and interest on consolidated obligations of all the Home Loan Banks. If the principal or interest on any consolidated obligation issued on behalf of the FHLBank is not paid in full when due, the FHLBank may not pay dividends to, or redeem or repurchase shares of capital stock from, any member of the FHLBank. At its discretion, the Finance Board may require any Home Loan Bank to make principal or interest payments due on any consolidated obligations, whether or not the Home Loan Bank is the primary obligor. For example, the Finance Board may order the FHLBank to make principal and interest payments due on consolidated obligations for which it is not the primary obligor if the Home Loan Bank that is the primary obligor is unable to make the required payments due to a disruption in its debt servicing operations, such as a natural disaster or power failure. To the extent that a Home Loan Bank makes any payment on a consolidated obligation on behalf of another Home Loan Bank, the paying Home Loan Bank shall be entitled to reimbursement from the non-paying Home Loan Bank, which has a corresponding obligation to reimburse the Home Loan Bank to the extent of such assistance and other associated costs. However, if the Finance Board determines that the non-paying Home Loan Bank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining Home Loan Banks on a pro rata basis in proportion to each Home Loan Bank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine. See Note 14 “Consolidated Obligations” of the Audited Financial Statements for additional information. As of December 31, 2004, the FHLBank has never been required to assume or pay the consolidated obligations of another Home Loan Bank.

     Finance Board regulations govern the issuance of debt on behalf of the Home Loan Banks, and authorize the Home Loan Banks to issue consolidated obligations, through the Office of Finance as its agent. The FHLBank is not permitted to issue individual debt without Finance Board approval.

     The FHLBank’s total consolidated obligations bonds and discount notes represented 6.5% and 6.6% of total FHLBank System consolidated obligations as of March 31, 2005 and December 31, 2004, respectively. For the FHLBank System, total consolidated obligations were $856.8 billion and $854.8 billion as of March 31, 2005 and December 31, 2004, respectively.

     Consolidated obligation bonds and discounts notes outstanding for each of the FHLBanks acting as primary obligor is presented in the following table, exclusive of combining adjustments:

(in millions)	March 31, 2005			December 31, 2004
	Consolidated Obligations			Consolidated Obligations
		Discount			Discount
Home Loan Bank	Bonds	Notes	Total	Bonds	Notes	Total

Atlanta	$115,189	$4,599	$119,788	$105,917	$13,014	$118,931
Boston	28,112	17,899	46,011	27,680	20,091	47,771
Chicago	60,418	17,444	77,862	60,876	16,872	77,748
Cincinnati	51,635	22,683	74,318	51,818	18,632	70,450
Dallas	57,880	1,599	59,479	51,464	7,085	58,549
DesMoines	38,902	4,539	43,441	39,480	5,008	44,488
Indianapolis	30,524	9,836	40,360	29,816	10,631	40,447
New York	59,940	16,081	76,021	60,515	19,642	80,157
Pittsburgh	42,313	13,030	55,343	41,384	15,161	56,545
SanFrancisco	160,111	21,277	181,388	148,109	26,257	174,366
Seattle	39,559	3,736	43,295	41,305	2,801	44,106
Topeka	28,537	10,913	39,450	28,490	12,768	41,258

Total FHLBank System	$713,120	$143,636	$856,756	$686,854	$167,962	$854,816

Operating and Business Risk

     Operating risk is defined as the risk of unexpected loss resulting from human error, systems malfunctions, man-made or natural disasters, fraud, or circumvention or failure of internal controls. The FHLBank has established financial and operating polices and procedures, and insurance coverage is in force to further mitigate the potential for material losses from such occurrences. The FHLBank’s internal audit department, which reports directly to the Audit Committee of the FHLBank’s Board of Directors, regularly monitors compliance with established policies and procedures. In addition, the FHLBank has a business continuity plan that is designed to restore critical business processes and systems in the event of a disaster or business disruption. The FHLBank has established and periodically tests its business resumption plan under various disaster scenarios involving offsite recovery and the testing of the FHLBank’s operations and information systems. However, some operating risks exist which are beyond the FHLBank’s control, and the failure of other parties with which the FHLBank conducts business to adequately address their own operating risks could adversely affect the FHLBank.

     Business risk is defined as the risk of an adverse impact on the FHLBank’s profitability or financial or business strategies resulting from external factors that may occur in the short term and/or long term. Such factors may include, but are not limited to: continued financial services industry consolidation, a declining membership base, concentration of borrowing among members, the introduction of new competing products and services, increased non-FHLBank competition, initiatives to weaken the FHLBank System’s GSE status, changes in the deposit and mortgage markets for the FHLBank’s members, and other factors that may have a significant direct or indirect impact on the ability of the FHLBank to achieve its mission and strategic objectives. The FHLBank attempts to mitigate these risks through long-term strategic planning and through continually monitoring economic indicators and the external environment in which it operates.

Legislative and Regulatory Developments

     Final Rule on Registration under the Securities Exchange Act of 1934. On June 23, 2004, the Finance Board unanimously voted to require each of the twelve FHLBanks to register a class of securities with the Securities and Exchange Commission (SEC), thus making the twelve FHLBanks subject to the SEC’s disclosure requirements. The Finance Board decision requires initial filing by June 30, 2005, and registration effective by August 29, 2005.

     Proposed Changes to GSE Regulation. On January 26, 2005, a bill that would create a new regulator for Fannie Mae, Freddie Mac, and the FHLBanks was introduced in the Senate Banking Committee. The bill, if passed in its current form, would combine the Office of Federal Housing Enterprise Oversight and the Finance Board into a new regulatory agency. It is uncertain what, if any, provisions relating to the Finance Board or the FHLBanks will be included in the final version of such legislation, whether the House of Representatives and/or the Senate will approve such legislation, whether any bill would be signed into law, when such change would go into effect if enacted, or what effect the legislation would have on the Finance Board or the FHLBanks.

     Corporate Governance Review. Early in 2004, the Finance Board held two public hearings to gather information about corporate governance practices and to receive recommendations to strengthen corporate governance at the FHLBanks. Information from the hearings will be used by the Finance Board to determine whether regulatory changes or potential amendments to the FHLBank Act are warranted. The hearings were held to build upon the Finance Board’s Office of Supervision’s horizontal review of corporate practices at the FHLBanks, completed in 2003. It is uncertain what, if any, changes will be made and what effect the changes would have on the FHLBanks.

     Proposed Change in Federal Reserve Bank Policy Statement on Payments System Risk The Federal Reserve Board in February 2004 announced that it intends, beginning in July 2006, to require Federal Reserve Banks to release interest and principal payments on securities issued by GSEs and international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. The Federal Reserve Banks have been processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury securities’ interest and redemption payments, even if the issuer has not fully funded its payments. The Federal Reserve Board requested comment by April 16, 2004, on how best to promote a smooth market adjustment while implementing this change in its Policy Statement on Payments System Risk. The FHLBank along with the other eleven FHLBanks, are evaluating the impact of this proposed change on its operations. If the proposed changes are made, they will impact the FHLBank. However, it is not known what, if any, changes will be made and what effect the changes would have on the FHLBank.

     Federal Home Loan Bank of Chicago Supervisory Agreement with the Finance Board. On July 1, 2004, the Finance Board announced an agreement with the FHLBank of Chicago for an independent review of risk management, internal audit, capital management, and accounting and financial recordkeeping practices as a result of a 2004 bank examination. The agreement called for the FHLBank of Chicago to submit a three-year business and capital plan, which has been submitted to and accepted by the Finance Board. The FHLBank of Chicago is also required to maintain a 5.1% regulatory capital ratio and limit the growth of acquired member assets. Based on discussions with the FHLBank of Chicago, management of the FHLBank does not believe that this agreement will impact the FHLBank’s mortgage purchase program as it relates to the FHLBank of Chicago serving as an outlet for its mortgage loan production. As of March 31, 2005, the FHLBank of Chicago was the primary obligor on $77 billion in total consolidated obligations.

     Federal Home Loan Bank of Seattle Supervisory Agreement with the Finance Board. On December 10, 2004, the Finance Board announced an agreement with the Federal Home Loan Bank of Seattle (FHLB of Seattle) that imposes certain requirements on the FHLBank of Seattle that are intended to strengthen its risk management, capital structure, governance, and capital plan. The FHLBank of Seattle is also required to maintain a 4.15% minimum regulatory capital to asset ratio and to limit the growth of its acquired member assets. It is uncertain how this agreement could impact the FHLBank. As of March 31, 2005, the FHLBank of Seattle was the primary obligor on $43 billion in total consolidated obligations.

Item 3: Properties

     The FHLBank occupies approximately 106,000 square feet of leased office space at 601 Grant Street, Pittsburgh, Pennsylvania 15219 and additional office space at 1301 Pennsylvania Avenue, Washington, DC 20004; 2300 Computer Avenue, Willow Grove, Pennsylvania, 19090; 30 South New Street, Dover, Delaware, 19904 and 140 Maffett Street, Wilkes Barre, Pennsylvania 18705. The Pennsylvania Avenue office space is shared with the FHLBank of Atlanta. The FHLBank also maintains a leased offsite backup facility. Essentially all of the FHLBank’s operations are housed at the Grant Street location.

Item 4: Security Ownership of Certain Beneficial Owners and Management

     The FHLBank may issue capital stock only to members. As a result, the FHLBank does not offer any compensation plan under which equity securities of the FHLBank are authorized for issuance.

Member Institutions Holding 5% or More of Outstanding Capital Stock as of April 30, 2005

	Capital	Percent of Total
Name and address	Stock	Capital Stock
Sovereign Bank, Wyomissing, PA	$586,161,200	21.6%
ING Bank, FSB, Wilmington, DE	306,586,300	11.3%
Citicorp Trust Bank, FSB, Newark, DE	221,099,800	8.1%

     Additionally, due to the fact that a majority of the Board of Directors of the FHLBank is elected from the membership of the FHLBank, these elected directors are officers and/or directors of member institutions that own the FHLBank’s capital stock. These institutions are provided in the following table.

Capital Stock Outstanding to Member Institutions Whose
Officers and/or Directors Serve as a Director of the FHLBank as of April 30, 2005

		Percent of Total
Name	Capital Stock	Capital Stock
Sovereign Bank, Wyomissing, PA	$586,161,200	21.6%
GMAC Bank, FSB, Wilmington, DE	130,964,900	4.8%
First Commonwealth Bank, Indiana, PA	54,947,400	2.0%
Wilmington Savings Fund Society, FSB, Wilmington, DE	45,096,200	1.7%
Harleysville Savings Bank, Harleysville, PA	16,545,600	*
Willow Grove Bank, Maple Glen, PA	15,522,500	*
Summit Community Bank, Moorefield, WV	11,294,400	*
Laurel Savings Bank, Allison Park, PA	1,878,200	*
Columbia County Farmers National Bank, Bloomsburg, PA	948,600	*

(* Represents ownership of less than 1%)

Item 5: Directors and Executive Officers

Directors

     The following table sets forth certain information (ages as of April 30, 2005) regarding each of the FHLBank’s directors. No director of the FHLBank is related to any other director or executive officer of the FHLBank by blood, marriage, or adoption.

			Term
Name	Age	Director Since	Expires
Marvin N. Schoenhals (Chair) (e)	58	1997	2007
Dennis S. Marlo (Vice Chair) (e)	62	2003	2006
David M. Applegate (e)	44	2005	2007
Basil R. Battaglia (a)	69	2004	2006
William H. Genge (a)	81	2003	2005
H. Charles Maddy, III (e)	42	2002	2007
Frederick A. Marcell Jr. (e)	67	2003	2005
Edwin R. Maus (e)	63	1998	2006
Edward J. Molnar (e)	64	2004	2006
Willard L. Phillips Jr. (a)	64	2003	2005
Paul E. Reichart (e)	67	1997	2005
Gerard M. Thomchick (e)	49	2005	2007
Cecil Underwood (a)	82	2002	2006

(e)	Elected by the members

(a)	Appointed by the Finance Board

Marvin N. Schoenhals (chair)

Mr. Schoenhals has served as President and CEO of both Wilmington Savings Fund Society, FSB and WSFS Financial Corporation (bank holding company) since 1990. He also serves as Chairman of both Wilmington Savings Fund Society, FSB and WSFS Financial Corporation. He is also on the board of the Brandywine Fund, Inc., Brandywine Blue Fund, Inc. and Brandywine Advisors Fund.

Dennis S. Marlo (vice chair)

Mr. Marlo has served as Executive Vice President of Sovereign Bank since May 2004. From April 2001 to May 2004 he served as the Chief Risk Management Officer for both Sovereign Bancorp, Inc. (bank holding company) and Sovereign Bank and from 1999 through 2001 he served as CFO and Treasurer of both Sovereign Bank and Sovereign Bancorp. He also serves as a director of EnerSys.

David M. Applegate

Mr. Applegate has served as President and CEO of both GMAC Residential Holding Corporation (bank holding company) and GMAC Mortgage Corporation since 2001. He also serves as a director of GMAC Mortgage Group, Chairman of GMAC Home Services, Chairman of GMAC Bank and Chairman of GMAC Mortgage Corporation. From 1999 to January 2001, Mr. Applegate was COO of GMAC Mortgage.

Basil R. Battaglia

Mr. Battaglia is the sole proprietor of both Beckworth Title (title insurance) and Beckworth Consulting (consulting firm).

William H. Genge

Mr. Genge has been retired since 1993 from his position as CEO and Chairman of Ketchum Communications (advertising firm).

H. Charles Maddy, III

Mr. Maddy has served as President and CEO of Summit Financial Group (bank holding company) since 1994. He also serves as a director for Summit Financial Group.

Frederick A. Marcell Jr.

Mr. Marcell has served as President and CEO of Willow Grove Bank since 1992. His also serves as a director for Willow Grove Bank.

Edwin R. Maus

Mr. Maus has served as President and CEO of Laurel Savings Bank since 1992. He has served as President and CEO of Laurel Capital Group (bank holding company) since 1993. He also serves as a director for both Laurel Savings Bank and Laurel Capital Group.

Edward J. Molnar

Mr. Molnar has served as CEO of Harleysville Savings Financial Corporation since 1967. He also serves as Chairman of the Board for Harleysville Savings Financial Corporation.

Willard L. Phillips Jr.

Mr. Phillips has served as President and CEO of The Phillips Group (consulting firm) since 2001.

Paul E. Reichart

Mr. Reichart served as President and CEO of Columbia County Farmers National Bank from 1985 – 2002, when he retired. He serves as Chairman of Columbia County Farmers National Bank.

Gerard M. Thomchick

Mr. Thomchick has served as COO and Senior Executive Vice President of First Commonwealth Financial Corporation (bank holding company) since 1995.

Cecil Underwood

Mr. Underwood has served as the CEO of the Cecil H. Underwood Institute (public policy) since 2001. From 1997 to 2001 he served as the Governor of the State of West Virginia.

Audit Committee

     The Audit Committee has a written charter adopted by the FHLBank’s Board of Directors. The Audit Committee is directly responsible for the appointment, compensation and oversight of the FHLBank’s independent RPAF and chief internal auditor. The Audit Committee is also responsible for approving all audit engagement fees, as well as any permitted non-audit services with the independent RPAF. The Audit Committee preapproves all auditing services and permitted non-audit services to be performed for the FHLBank by the independent RPAF. The independent RPAF reports directly to the Audit Committee. The FHLBank’s internal auditor also reports directly to the Committee.

     Members of the Audit Committee shall evaluate the FHLBank’s compliance with laws, regulations, and policies and procedures, and determine that the FHLBank has established and is maintaining adequate administrative, operating and internal accounting controls.

     The Audit Committee is presently composed of Messrs., Maddy (Chair), Applegate, Marcell, Marlo and Battaglia. The Audit Committee regularly holds separate sessions with the FHLBank’s management, internal auditors, and independent RPAF.

Executive Officers

     The following table sets forth certain information (age as of April 30, 2005) regarding the executive officers of the FHLBank.

Executive Officer	Age	Capacity In Which Serves
James D. Roy	64	President and Chief Executive Officer
William G. Batz	57	Executive Vice President, Chief Operating Officer
Paul H. Dimmick	56	Senior Vice President, Capital Markets
J. Michael Hemphill	59	Senior Vice President, Chief Risk Officer
Craig C. Howie	42	Senior Vice President, Member Market Access
Eric J. Marx	48	Senior Vice President, Chief Financial Officer
Dana A. Yealy	46	Senior Vice President, General Counsel and Corporate Secretary

     James D. Roy has been president of the FHLBank since 1987. Before that, he was employed for 25 years with Mellon Bank, N.A., serving as the Senior Vice President, Finance; as Vice President and Manager, Corporate Financial Planning and Control; and in various management positions within the finance department. Mr. Roy currently serves on the Board of Directors of the Financing Corporation. Mr. Roy has announced his intention to retire at or around the end of 2005.

     William G. Batz has been the Executive Vice President and Chief Operating Officer of the FHLBank since 1988. Earlier he served as Senior Vice President – Finance for Mellon Bank Corporation, and held posts with Society Corporation and Peat, Warwick, Mitchell & Co.

     Paul H. Dimmick joined the FHLBank in August 2003 as Senior Vice President, Mortgage Finance, and in December 2004, was named Senior Vice President, Capital Markets. Prior to joining the FHLBank, he held various positions at Mellon Bank N.A., including Executive Vice President of Capital Markets, department head of Mellon Corporate Financing, and Director of Alternative Investments for Mellon Institutional Asset Management. Before coming to Pittsburgh, Mr. Dimmick was a Senior Managing Director with Chemical Bank and its predecessor, Manufacturers Hanover Trust, in New York. He started his banking career as a bank examiner for the Federal Reserve Bank of NY.

     J. Michael Hemphill joined the FHLBank of Pittsburgh in April 2000, as Director of Internal Audit, and he became the Chief Risk Officer for the Corporate Risk Management Department in June 2004. Prior to joining the FHLBank, he was the Director of Internal Audit at the Federal Home Loan Bank of Dallas. Mr. Hemphill joined the FHLBank of Dallas in 1986, and became controller during 1987.

     Craig C. Howie joined the FHLBank in 1990, and in 1997, was named Senior Vice President, Credit. In 2004, he was named Senior Vice President, Member Market Access, which is responsible for sales and marketing of loans and MPF. Before joining the FHLBank he worked for Chemical Bank in New York as an Assistant Vice President in Mortgage Capital Markets. Prior to that, Mr. Howie worked for GMAC Mortgage Corporation as an Assistant Vice President in Secondary Marketing.

     Eric J. Marx joined the FHLBank in 1995 as Senior Vice President and Chief Financial Officer. Prior to joining the FHLBank, he was employed by Chevy Chase FSB where he was Vice President of Financial Planning and Analysis. He also held the position of Vice President, Mortgage Investments and Asset/Liability Management at Goldome FSB. Prior to this,

Mr. Marx served in a succession of management positions in the finance and asset/liability management functions at Mellon Bank, N.A.

     Dana A. Yealy joined the FHLBank of Pittsburgh in 1986 as the FHLBank’s in-house counsel, was named Vice President and General Counsel in 1989 and has served as Senior Vice President and General Counsel since 1991. He was named Corporate Secretary in 2003. Prior to joining the FHLBank, he was an attorney with the Federal Home Loan Bank of Dallas.

     Each executive officer serves at the pleasure of the Board of Directors.

     The FHLBank has adopted a code of ethics for all of its employees and directors, including its CEO, principal financial officer, controller, and those individuals that perform similar functions. A copy of the code of ethics is on the FHLBank’s public web site and will be provided without charge upon request to the Legal Department of the FHLBank.

Item 6: Executive Compensation

Executive Officers’ Compensation

     The following table sets forth information concerning the compensation earned from the FHLBank for the three fiscal years ended December 31, 2004, by the persons who were in 2004 the FHLBank’s Chief Executive Officer and the four other highest paid Executive Officers. Annual compensation includes amounts deferred.

		Annual	Compensation	Long Term Compensation
					All Other
Name and				LTIC Payouts(2)	Compensation(1)
Principal Position	Year	Salary($)	Incentive($)	($)	($)

James D. Roy	2004	505,000	208,439		30,300
President and CEO	2003	505,000	—	—	40,726
	2002	490,000	173,774	315,805	38,758

William G. Batz	2004	341,902	103,852		20,514
EVP & COO	2003	341,902	—		25,680
	2002	331,944	86,089	106,969	26,609

Eric J. Marx	2004	291,127	85,975		17,468
SVP & CFO	2003	291,127	—		21,648
	2002	282,648	69,674	91,083	22,958

Paul Dimmick	2004	210,013	78,079		12,601
SVP Capital Markets	2003	75,170	—		53,588	(3)

Dana A. Yealy	2004	209,000	69,440		12,540
SVP & General Counsel	2003	200,000	—		15,870
	2002	191,352	64,504	61,663	15,480

(1)	Represents contributions or other allocations made by the FHLBank to qualified and/or non-qualified vested and unvested defined contribution plans.

(2)	Long-Term Incentive Compensation Plan payout, although paid in a lump sum as 2002 compensation, reflects results attained over a two-year performance period (2001 through 2002).

(3)	Mr. Dimmick began employment at the FHLBank in August, 2003, at an annual salary of $205,000: he received a $50,000 signing bonus.

     The FHLBank participates in the Financial Institutions Retirement Fund (FIRF), a tax-qualified multiple-employer defined-benefit plan for all employees. Certain executives participate in the Supplemental Employee Retirement Plan (SERP), a non-qualified retirement plan. A SERP ensures, among other things, that participants receive the full amount of benefits to which they would have been entitled under their pension plans in the absence of limits on benefits levels imposed by the Internal Revenue Service.

     The following table shows estimated annual benefits payable from FIRF and SERP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for FHLBank employees participating in both plans.

Pension Plan Table

	Years of Service

Remuneration	5	10	15	20	25	30	35	40
$100,000	$10,000	$20,000	$30,000	$40,000	$50,000	$60,000	$70,000	$80,000
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000	160,000
300,000	30,000	60,000	90,000	120,000	150,000	180,000	210,000	240,000
400,000	40,000	80,000	120,000	160,000	200,000	240,000	280,000	320,000
500,000	50,000	100,000	150,000	200,000	250,000	300,000	350,000	400,000
600,000	60,000	120,000	180,000	240,000	300,000	360,000	420,000	480,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000	560,000
800,000	80,000	160,000	240,000	320,000	400,000	480,000	560,000	640,000
900,000	90,000	180,000	270,000	360,000	450,000	540,000	630,000	720,000

•	Benefit formula for regular annual allowance is 2% x Years of Benefit Service x High 3 Year Average Salary.

•	Compensation covered includes annual base salary plus short-term incentive compensation without regard to IRS limitations.

•	Credited years of service as of December 31, 2004, is 17 years and 1 months for Mr. Roy, 16 years and 1 months for Mr. Batz, 9 years and 1 months for Mr. Marx, 1 year and 4 months for Mr. Dimmick and 19 years and 4 months for Mr. Yealy.

•	The regular form of retirement benefits provides a single life annuity; a lump-sum option is also available.

•	The benefits shown in the table are not subject to offset for social security or any other amounts.

     The FHLBank participates in the Financial Institution Thrift Plan (Thrift Plan), a retirement savings plan qualified under the Internal Revenue Code for employees of the FHLBank. The FHLBank matches employee contributions based on the length of service and the amount of employee contribution. Certain executives participate in the Supplemental Thrift Plan, a non-qualified plan. The Supplemental Thrift Plan ensures, among other things, that participants whose benefits under the Thrift Plan would otherwise be significantly restricted by the terms of the Thrift Plan or the Internal Revenue Code are able to make elective pretax deferrals and to receive the FHLBank match relating to such deferrals.

Directors’ Compensation

     In accordance with the Finance Board’s regulations, the FHLBank has established a formal policy governing the compensation provided to its directors. Directors are compensated based on the level of responsibility assumed. Fees are paid for attendance at certain meetings subject to an annual limit. The total directors’ compensation and expenses incurred by the FHLBank during 2004, 2003, and 2002 was $340,554, $561,338, and $374,074. The director compensation limits for 2005 are summarized below:

Director Meeting Fees

Type of Meeting	Position	Per meeting fee
Board	Chairman	$1,500
Board	Vice Chairman	$1,250
Board	Director	$1,000
Board Committee or System Meeting	Chairman, Vice Chairman, Director	$1,000

Director Annual Compensation Limits

Position	2005
Chairman	$28,364
Vice Chairman	$22,692
Director	$17,019

Executive Severance Agreements

     The FHLBank has entered into an executive severance agreement with Mr. Marx. Mr. Marx is entitled to receive 12 month’s base salary if he is terminated for other than cause or he resigns for good reason In addition, the executive severance agreement provides Mr. Marx with 2.99 times the average of the three preceding years’ base salary, bonuses, and other cash compensation paid to Mr. Marx if there is a change in control of the FHLBank. The executive severance agreement also provides other non-cash benefits to Mr. Marx in the event any of the above qualifying events occur. See Exhibit 10.8 filed herewith for information on the executive severance agreement between the FHLBank and Mr. Marx.

Item 7: Certain Relationships and Related Transactions

     All members are required by law to purchase capital stock in the FHLBank. The capital stock of the FHLBank can be purchased only by members. As a cooperative, the FHLBank’s products and services are provided almost exclusively to its stockholders. In the ordinary course of business, transactions between the FHLBank and its stockholders are carried out on terms that are established by the FHLBank, including pricing and collateralization terms, that treat all similarly situated members on a nondiscriminatory basis.

     The FHLBank’s products and services are provided to members whose officers and directors serve on the FHLBank Board of Directors and to holders of more than 5% of the FHLBank’s capital stock on terms that are no more favorable to them than comparable transactions with other similarly situated members of the FHLBank. Loans included in such transactions did not involve more than the normal risk of collectibility or present other unfavorable terms. Currently, nine of the FHLBank’s thirteen directors are officers or directors of members.

     Since January 1, 2001, the FHLBank has not engaged in any transaction outside of the ordinary course of business with any of the FHLBank’s directors, executive officers, or any members of their immediate families that requires disclosure under applicable rules and regulations. Additionally, since January 1, 2001, the Bank has not had any dealings with entities that are affiliated with its directors that require disclosure under applicable rules and regulations. The FHLBank has made certain arrangements to allow several affiliates of Sovereign Bank to pledge collateral to the FHLBank on behalf of Sovereign Bank. Director Marlo is an officer of Sovereign Bank. These arrangements were established before Director Marlo started to serve as a director of the FHLBank. To date, the FHLBank has not extended any credit against collateral pledged by any of these affiliates. No director or executive officer of the FHLBank or any of their immediate family members has been indebted to the FHLBank at any time since January 1, 2001.

Item 8: Legal Proceedings

     The FHLBank is not currently subject to pending legal proceedings except those arising in the normal course of business.

Item 9: Market for the FHLBank’s Common Stock and Related Security Holder Matters

     The member financial institutions own all the capital stock of the FHLBank. There is no established marketplace for the FHLBank’s stock; the FHLBank’s stock is not publicly traded and may be redeemed by the FHLBank only at par value. The members may request that the FHLBank redeem all or part of the common stock they hold in the FHLBank five years after the FHLBank receives a written request by a member. In addition, the FHLBank may repurchase shares held by members in excess of their required stock holdings at the FHLBank’s discretion upon one day’s notice. Excess stock is FHLBank capital stock not required to be held by the member to meet its minimum stock purchase requirement under the FHLBank’s Capital Plan. The members’ minimum stock purchase requirement is subject to change from time to time at the discretion of the Board of Directors of the FHLBank. Par value of each share of capital stock is $100. As of April 30, 2005, 336 members owned FHLBank capital stock and 2 nonmembers held capital stock. The total number of shares of capital stock outstanding as of April 30, 2005 was 27,096,538, of which members held 26,881,965 shares and nonmembers held 214,573 shares.

     The FHLBank’s dividends declared as a percentage of par value are outlined in the table below. All dividends were paid in cash.

	2005	2004	2003
Quarter	Annualized Rate	Annualized Rate	Annualized Rate
First	2.86%	1.37%	1.40%
Second		1.34%	2.00%
Third		1.60%	2.25%
Fourth		2.43%	3.25%

     Please see “Capital Plan – Dividends” included in the Management’s Discussion and Analysis of Financial Condition and Results of Operations for in formation concerning restrictions on the FHLBank’s ability to pay dividends and the FHLBank’s current dividend policy.

Item 10: Recent Sales of Unregistered Securities

     The securities issued by the FHLBank are “exempt securities” under Section 3(a)(2) of the Securities Act of 1933 to the same extent as securities that are obligations of, or guaranteed as to principal and interest by, the United States. Registration statements with respect to offerings of FHLBank securities are not filed with the SEC. As stated above, FHLBank common stock is not publicly traded. The following table sets forth the securities sold for each of the periods presented. Consolidated obligations were sold through various underwriters. All securities were sold for cash.

Security	3 months ended	3 months ended
(in thousands)	March 31, 2005	March 31, 2004
Consolidated Obligation Bonds	$5,017,554	$6,971,950
Consolidated Obligation Discount Notes	$249,803,284	$284,063,648
Capital Stock	$1,728,984	$1,854,383

Security	12 months ended	12 months ended	12 months ended
(in thousands)	December 31, 2004	December 31, 2003	December 31, 2002
Consolidated Obligation Bonds	$29,972,784	$39,661,956	$26,329,135
Consolidated Obligation Discount Notes	$1,166,339,728	$640,820,663	$581,039,723
Capital Stock	$5,805,390	$2,727,083	$3,915,082

Item 11: Description of FHLBank Securities to be Registered

     The FHLBank has only one class of capital stock issued and outstanding, capital stock, par value $100, which is five-year redeemable common stock. This stock was issued under a Capital Plan approved by the Finance Board on May 8, 2002 and implemented on December 16, 2002.

     FHLBank capital stock may be purchased only by member institutions. It is issued, redeemed and repurchased at par value of one hundred dollars ($100) per share. See the “Description of Capital Stock” section of the Information Statement filed herewith as Exhibit 99.1 (the “Information Statement”) regarding dividend rights, voting rights, liquidation rights. See the “Description of the Bank’s Capital Plan” section of the Information Statement regarding limitations on the repurchase and redemption of FHLBank capital stock.

     Upon a simple majority vote of all of the individual members of the FHLBank’s Board of Directors, not just a simple majority vote of a quorum, a request to amend the Capital Plan may be submitted to the Finance Board. See the “Amendment to the Capital Plan” section of the Information Statement for additional provisions regarding the modification of rights of holders of FHLBank capital stock. The information under the captions of the Information Statement referred to above is incorporated herein by reference.

Item 12: Indemnification of Directors and Officers

     Article VII, Section 6 of the FHLBank’s bylaws requires the FHLBank to indemnify the FHLBank’s directors and officers to the fullest extent of the law against all expenses, liability, and loss (including attorney’s fees, judgments, fines, ERISA excise taxes and penalties, and amounts paid or to be paid in settlement) when such person was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative.

Item 13: Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
the Federal Home Loan Bank of Pittsburgh

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Pittsburgh (the “Bank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank changed its method of accounting for amortization of deferred loan origination fees and premiums and discounts paid to and received on mortgage loans and securities under Statement of Financial Accounting Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, effective January 1, 2004. The Bank also adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, effective January 1, 2004.

/s/ PricewaterhouseCoopers LLP
June 24, 2005
McLean, Virginia

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CONDITION

	December 31,
(In thousands except par value)	2004	2003

ASSETS
Cash and due from banks (Note 3)	$92,224	$83,421
Interest-bearing deposits	1,341,147	828,255
Deposits with other FHLBanks for mortgage loan programs	5,862	7,072
Federal funds sold	2,255,000	1,000,000
Investments:
Trading securities (Note 5)	311,306	354,626
Available-for-sale securities (Note 6)	626,607	357,515
Held-to-maturity securities, at amortized cost, fair value of $8,260,806 and $7,411,330, respectively (Note 7)	8,386,425	7,444,474
Loans to members (Note 8)	38,989,126	34,671,987
Mortgage loans held for portfolio (Note 10), net of allowance for credit losses of $680 and $514, respectively (Note 11)	8,664,551	8,065,285
Accrued interest receivable	528,092	489,841
Premises and equipment, net (Note 4)	8,940	8,072
Derivative assets	147,180	164,972
Other assets	42,452	43,539

Total assets	$61,398,912	$53,519,059

LIABILITIES AND CAPITAL
LIABILITIES
Deposits: (Note 12)
Interest-bearing
Demand	$952,129	$1,238,358
Term	750	11,000
Other	64,040	55,980
Non-interest-bearing
Demand	1,681	1,036

Total deposits	1,018,600	1,306,374

Borrowings: (Note 13)
Loans from other FHLBanks	—	60,000
Mandatorily redeemable capital stock	18,208	—

Total borrowings	18,208	60,000

Consolidated obligations, net: (Note 14)
Bonds	41,383,521	36,621,817
Discount notes	15,160,634	11,536,705

Total consolidated obligations, net	56,544,155	48,158,522

Accrued interest payable	299,988	311,899
Affordable Housing Program (Note 9)	23,362	17,407
Payable to REFCORP (Note 1)	8,941	2,505
Derivative liabilities	640,156	1,241,964
Other liabilities	66,924	47,846

Total liabilities	58,620,334	51,146,517

Commitments and contingencies (Note 22)	—	—

CAPITAL (Note 15)
Capital stock - putable ($100 par value) issued and outstanding shares:
26,958 and 23,416 shares, respectively	2,695,802	2,341,627
Retained earnings	99,503	43,087
Accumulated other comprehensive loss	(16,727)	(12,172)

Total capital	2,778,578	2,372,542

Total liabilities and capital	$61,398,912	$53,519,059

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF OPERATIONS

	Years Ended December 31,
(In thousands except for earnings per share)	2004	2003	2002

Interest income:
Loans to members	$598,547	$455,620	$609,831
Prepayment fees on loans to members	292	6,871	972
Interest-bearing deposits	11,993	7,566	19,213
Deposits for mortgage loan programs with other FHLBanks	202	591	858
Federal funds sold	28,399	15,898	18,439
Investments:
Trading securities	10,746	22,791	84,397
Available-for-sale securities	10,097	13,696	16,263
Held-to-maturity securities	302,500	292,935	360,669
Mortgage loans held for portfolio	249,872	186,620	150,547
Loans to other FHLBanks	31	131	164

Total interest income	1,212,679	1,002,719	1,261,353

Interest expense:
Consolidated obligations	1,059,878	863,372	1,017,343
Deposits	14,837	20,956	32,686
Borrowings from other FHLBanks	1,358	2,117	1,690
Securities sold under agreements to repurchase	43	2,210	6,362
Other borrowings	2,001	2,057	939

Total interest expense	1,078,117	890,712	1,059,020

Net interest income before provision for credit losses on mortgage loans	134,562	112,007	202,333

Provision for credit losses on mortgage loans	166	(147)	570

Net interest income after provision for credit losses on mortgage loans	134,396	112,154	201,763

Other income:
Services fees	4,120	5,926	6,724
Net gain (loss) on trading securities	(3,286)	(12,310)	7,253
Net gain on sale of available-for-sale securities	—	4,090	—
Net gain on sale of held-to-maturity securities	2,576	2,492	—
Net gain/ (loss) on derivatives and hedging activities	31,182	(39,791)	(109,869)
Other, net	931	3,172	(1,950)

Total other income	35,523	(36,421)	(97,842)

Other expense:
Operating - salaries and benefits	24,091	18,503	18,901
Operating - other	13,683	16,907	17,079
Finance Board	1,743	1,292	1,275
Office of Finance	1,716	1,321	1,264

Total other expense	41,233	38,023	38,519

Income before Assessments	128,686	37,710	65,402

Affordable Housing Program	11,191	3,078	5,339
REFCORP	25,182	6,926	12,013

Total assessments	36,373	10,004	17,352

Income before cumulative effect of change in accounting principle	92,313	27,706	48,050

Cumulative effect of change in accounting principle (Note 2)	8,413	—	—

Net Income	$100,726	$27,706	$48,050

Earnings per share:
Weight average shares outstanding	26,265	22,943	19,516

Earnings before cumulative effect of change in accounting principle	$3.51	$1.21	$2.46
Cumulative effect of change in accounting principle	0.32	—	—

Basic and diluted earnings per share (Note 20)	$3.83	$1.21	$2.46

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CASH FLOWS

	Years Ended December 31,
(In thousands)	2004	2003	2002
OPERATING ACTIVITIES:

Net income	$100,726	$27,706	$48,050
Cumulative effect of change in accounting principle	(8,413)	—	—

Income before cumulative effect of change in accounting principle	92,313	27,706	48,050

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and deferred costs and fees received on interest-rate exchange agreements	85,998	40,130	56,273
Net premiums and discounts on mortgage loans	38,854	76,635	7,228
Concessions on consolidated obligation bonds	17,348	30,833	24,205
Bank premises and equipment	2,894	3,145	2,794
Provision for credit losses on mortgage loans	166	(147)	570
Net realized gain on held-to-maturity securities	(2,576)	(2,492)	—
Net realized gain on available-for-sale securities	—	(4,090)	—
Decrease/(increase) in trading securities, net of transfers	43,320	868,486	(55,963)
(Gain)/loss due to change in net fair value adjustment on derivative and hedging activities	995	(91,567)	64,792
Net realized loss/(gain) on disposal of premises and equipment	140	26	2
(Increase)/decrease in accrued interest receivable	(38,251)	35,507	7,028
Decrease/(increase) in derivative asset-net accrued interest	10,682	19,710	(3,435)
(Decrease)/increase in derivative liability-net accrued interest	(9,200)	(15,017)	41,327
Decrease/(increase) in other assets	1,181	(6,871)	5,650
Increase/(decrease) in Affordable Housing Program (AHP) liability and discount on AHP advances	5,623	(9,001)	(14,148)
(Decrease)/increase in accrued interest payable	(11,911)	14,333	(42,597)
Increase/(decrease) in REFCORP liability	6,437	(317)	(3,676)
Increase/(decrease) in other liabilities	11,190	2,956	13,417

Total adjustments	162,890	962,259	103,467

Net cash provided by operating activities	255,203	989,965	151,517

INVESTING ACTIVITIES:

Net (Increase)/decrease in interest bearing deposits	(512,892)	(240,955)	593,328
Net (Increase)/decrease in federal funds sold	(1,255,000)	(18,000)	145,000
Net Decrease/(increase) in short-term held-to-maturity securities	169,950	(239,889)	249,187
Proceeds from sales of long-term held-to-maturity securities	71,261	87,333	—
Proceeds from maturities of long-term held-to-maturity securities	2,951,348	5,609,790	4,757,118
Purchases of long-term held-to-maturity securities	(4,123,330)	(5,899,665)	(3,539,093)
Proceeds from sales of available-for-sale securities	—	1,820,036	—
Proceeds from maturities of available-for-sale securities	198,239	956,955	451,156
Purchases of available-for-sales securities	(466,988)	(2,712,588)	(1,732,853)
Principal collected on loans to members	2,029,830,022	1,249,544,790	964,843,846
Loans made to members	(2,034,808,449)	(1,255,454,484)	(963,791,042)
Principal collected on mortgage loans held for portfolio	2,171,306	3,515,222	1,052,764
Mortgage loans held for portfolio purchased	(2,845,691)	(6,701,581)	(4,076,384)
Net decrease/(increase) in deposits to other FHLBanks for mortgage loan programs	1,211	(2,658)	2,706
Net decrease/(increase) in loans to other FHLBanks	—	190,000	(190,000)
Purchases of premises and equipment	(3,904)	(2,162)	(2,185)
Proceeds from sale of bank premises and equipment	3	—	—

Net cash (used in) by investing activities	(8,622,914)	(9,547,856)	(1,236,452)

	Years Ended December 31,
(In thousands)	2004	2003	2002
FINANCING ACTIVITIES

Net (decrease)/increase in deposits	(287,406)	(1,108,062)	696,424
Net increase in mandatorily redeemable capital stock	18,208	—	—
Net (decrease)/increase in loans from other FHLBanks	(60,000)	60,000	—
Net proceeds from issuance of COs
Discount notes	1,166,339,728	640,820,663	581,039,723
Bonds	29,972,784	39,661,956	26,329,135
Payments for maturing and retiring:
Discount notes	(1,162,738,580)	(639,691,415)	(581,703,893)
Bonds	(25,185,899)	(31,692,646)	(25,071,176)
Proceeds from issuance of capital stock	5,805,390	2,727,083	3,915,082
Payments for redemption/repurchase of capital stock	(5,450,967)	(2,225,198)	(3,964,761)
Cash dividends paid	(36,744)	(41,782)	(69,305)

Net cash provided by financing activities	8,376,514	8,510,599	1,171,229

Net increase/(decrease) in cash and cash equivalents	8,803	(47,292)	86,294

Cash and cash equivalents at the beginning of the year	83,421	130,713	44,419

Cash and cash equivalents at the end of the year	$92,224	$83,421	$130,713

Supplemental disclosures:
Interest paid during the year	$1,015,815	$907,647	$1,244,640
AHP payments	5,236	11,816	19,126
REFCORP payments	18,745	7,243	15,689

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CHANGES IN CAPITAL

	Capital Stock		Capital Stock			Accumulated
	Pre Gramm-Leach-Bliley		Putable			Other
					Retained	Comprehensive	Total
(In thousands)	Shares	Par Value	Shares	Par Value	Earnings	Income(Loss)	Capital
Balance, December 31, 2001	18,894	$1,889,422	—	$—	$86,818	$1,815	$1,978,055

Proceeds from sale of capital stock	34,943	3,494,354	4,207	420,728			3,915,082
Redemption/repurchase of capital stock	(33,163)	(3,316,349)	(6,484)	(648,413)			(3,964,762)
Stock transfers	(20,674)	(2,067,427)	20,674	2,067,427			—

Comprehensive income:
Net income					48,050		48,050
Other comprehensive income:
Net unrealized loss on available-for-sale securities						(7,400)	(7,400)
Net unrealized loss relating to hedging activities						(2,693)	(2,693)
Reclassification adjustment for gains included in net income						2,836	2,836
Other						(123)	(123)

Total other comprehensive income						(7,380)	(7,380)

Total comprehensive income							40,670

Cash dividends on capital stock					(69,305)		(69,305)

Balance, December 31, 2002	—	—	18,397	1,839,742	65,563	(5,565)	1,899,740

Proceeds from sale of capital stock			27,271	2,727,083			2,727,083
Redemption/repurchase of capital stock			(22,252)	(2,225,198)			(2,225,198)
Stock transfers							—

Comprehensive income:
Net income					27,706		27,706
Other comprehensive income:
Net unrealized loss on available-for-sale securities						(1,103)	(1,103)
Net unrealized loss relating to hedging activities						(9,893)	(9,893)
Reclassification adjustment for gains included in net income						4,369	4,369
Other						20	20

Total other comprehensive income						(6,607)	(6,607)

Total comprehensive income							21,099

Cash dividends on capital stock					(50,182)		(50,182)

Balance, December 31, 2003	—	—	23,416	2,341,627	43,087	(12,172)	2,372,542

Proceeds from sale of capital stock			58,054	5,805,390			5,805,390
Repurchase of capital stock			(54,330)	(5,433,007)			(5,433,007)
Net shares reclassified to mandatorily redeemable capital stock			(182)	(18,208)			(18,208)

Comprehensive income:
Net income					100,726		100,726
Other comprehensive income:
Net unrealized gain on available-for-sale securities						322	322
Net unrealized loss relating to hedging activities						(5,236)	(5,236)
Reclassification adjustment for gains included in net income						431	431
Other						(72)	(72)

Total other comprehensive income						(4,555)	(4,555)

Total comprehensive income							96,171

Cash dividends on capital stock					(44,310)		(44,310)

Balance, December 31, 2004	—	$—	26,958	$2,695,802	$99,503	$(16,727)	$2,778,578

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
NOTES TO FINANCIAL STATEMENTS

Background Information

     The Federal Home Loan Bank of Pittsburgh (the FHLBank), a federally chartered corporation, is one of twelve district Federal Home Loan Banks (FHLBanks). The FHLBanks serve the public by enhancing the availability of credit for residential mortgages and targeted community development. The FHLBank provides a readily available, low-cost source of funds to its member institutions. The FHLBank is a cooperative, which means that current members own nearly all of the outstanding capital stock of the FHLBank and may receive dividends on their investment. Former members own the remaining capital stock to support business transactions still carried on the FHLBank’s Statement of Condition. Generally, regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.

     All members must purchase stock in the FHLBank. Members must own capital stock in the FHLBank. Each member is also required to purchase activity-based capital stock as it engages in certain business activities with the FHLBank. As a result of these requirements, the FHLBank conducts business with related parties in the normal course of business. See Note 18 for additional information regarding related parties.

     The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States government, supervises and regulates the FHLBanks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the FHLBanks operate in a safe and sound manner, carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the FHLBanks. Each FHLBank operates as a separate entity with its own management, employees, and board of directors.

     The Office of Finance is a joint office of the FHLBanks established by the Finance Board to facilitate the issuing and servicing of the consolidated obligations of the FHLBanks. The FHLBank’s debt instruments (consolidated obligations) are the joint and several obligations of all the FHLBanks and are the primary source of funds for the FHLBank. Deposits, other borrowings, and capital stock issued to members provide other funds. The FHLBank uses these funds to primarily provide loans to members and to purchase mortgages from members through the Mortgage Partnership Finance® (MPF®) Program. The FHLBank also provides member institutions with correspondent services, such as safekeeping and settlement.

Note 1—Summary of Significant Accounting Policies

     Use of Estimates. The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

     Federal Funds. The FHLBank has the ability to purchase or sell funds to eligible counterparties. These funds are usually purchased and sold for one-day periods, but can have longer terms up to three months.

     Investments. The FHLBank classifies its investment in securities as either trading, available-for-sale or held-to-maturity. The accounting for these investments is dependent on a number of factors including, but not limited to, marketability of the investment, the FHLBank’s intent and the nature of the investment.

     Certain basis adjustments to the carrying value of investment securities reflecting hedge accounting activity are amortized or accreted on a straight-line basis. The FHLBank has determined that the straight-line method and level-yield method are not materially different.

     The FHLBank computes gains and losses on sales of investment securities using the specific identification method and includes these gains and losses in other income. The FHLBank treats securities purchased under agreements to resell as collateralized financings.

     Trading. The FHLBank classifies certain investments acquired for purposes of liquidity and asset/liability management as trading and carries them at fair value. The FHLBank records changes in the fair value of these investments through other income. However, the FHLBank does not participate in active trading practices as it is prohibited from doing so by regulation.

     Available-for-Sale. The FHLBank classifies certain investments that it may sell before maturity as available-for-sale and carries them at fair value. The change in fair value of the available-for-sale securities not being hedged by derivative instruments is recorded in other comprehensive income as a “net unrealized gain (loss) on available-for-sale securities.” For available-for-sale securities that have been hedged and qualify as a fair value hedge, the FHLBank records the portion of the change in value related to the risk being hedged in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” together with the related change in the fair value of the derivative. The FHLBank records the remainder of the change in other comprehensive income as “net unrealized gain (loss) on available-for-sale securities.”

     Held-to-Maturity. The FHLBank carries, at cost, investments for which it has both the ability and intent to hold to maturity. The FHLBank may change its intent to hold a certain security to maturity and sell or transfer the security without calling into question its intent to hold other debt securities to maturity in the future, as long as the sale or transfer meets one of a number of restrictive parameters. These sales would be rare.

     Restricted Securities. The FHLBank, along with several other FHLBanks, participated in a “Shared Funding Program,” which was administered by an unrelated third party. This program allows mortgage loans originated through the MPF® Program to be sold to a third-party-sponsored trust and pooled into securities. The FHLBank of Chicago purchases the pooled securities, which are rated at least AA, and either retains or partially sells to other FHLBanks. Since the collateral underlying these investments is mortgages purchased from members, these investments are acquired-member-asset eligible securities. These held-to-maturity securities are not publicly traded, are not guaranteed by any of the FHLBanks and have certain sale restrictions.

     Premiums and Discounts. The FHLBank computes the amortization and accretion of premiums and discounts on mortgage-backed securities using the contractual method. The contractual method recognizes the income effects of premiums and discounts in a manner that is effectively proportionate to the actual behavior of the underlying assets and reflects the contractual terms of the assets without regard to changes in estimated prepayments based on assumptions about future borrower behavior. The FHLBank computes the amortization and accretion of premiums and discounts on other investments using the level-yield method to the contractual maturity of the securities.

     The FHLBank periodically evaluates outstanding investments for impairment and determines if unrealized losses are temporary based in part on the creditworthiness of the issuers and the underlying collateral as well as a determination of the FHLBank’s intent to hold such securities through to recovery of the unrealized losses. The FHLBank has not experienced any other-than-temporary impairment in value of investments. Securities with unrealized losses that have been deemed other-than-temporarily impaired would be written down to their current market value, with the recognized loss reflected through earnings as loss on securities.

     Loans to Members. The FHLBank presents loans to members, net of unearned commitment fees and discounts on Affordable Housing Program loans. The FHLBank amortizes the premiums and discounts on loans to members to interest income using the level-yield method. The FHLBank credits interest on loans to members to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the FHLBank Act), as amended, the FHLBank obtains sufficient collateral on loans to members to protect it from losses. The FHLBank Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with the FHLBank, and other eligible real estate-related assets. As Note 8 more fully describes, community financial institutions (FDIC-insured institutions with average assets over the preceding three-year period of $548 million or less during 2004) are eligible to utilize expanded statutory collateral rules that include small business and agricultural loans. The FHLBank has not incurred any credit losses on loans to members since its inception. Due to the collateral held as security for member loans and the repayment history of the FHLBank’s loans to members, management believes that an allowance for credit losses on these loans is unnecessary. Accordingly, the FHLBank has not provided any allowances for credit losses on loans to members.

     Mortgage Loans Held in Portfolio. The FHLBank participates in the MPF® Program under which the FHLBank purchases government-insured and conventional residential mortgage loans, which are purchased from a participating member. The FHLBank does not originate any residential mortgage loans. The FHLBank manages the liquidity, interest rate and options risk of the loans while the member retains the marketing and servicing activities. The FHLBank and the member share in the credit risk of the loans. The FHLBank assumes the first loss obligation, as limited by the first loss account (First Loss Account). The amount of the First Loss Account is determined by contract with members. The member assumes credit losses in excess of the First Loss Account up to an amount called the second loss credit enhancement, which is the credit enhancement obligation. The FHLBank assumes all losses in excess of the second loss credit enhancement.

     The second loss credit enhancement is an obligation on the part of the participating member, which ensures the retention of credit risk on loans it originates. The amount of the second loss credit enhancement is determined so that any losses in excess of the enhancement are limited to those permitted for AA rated credit risks. The participating member receives from the FHLBank a credit enhancement fee for managing this portion of the risk inherent in the loans. This fee is paid monthly based upon the remaining unpaid principal balance. The required credit enhancement obligation amount may vary depending on the MPF product alternative selected.

     Mortgage Loan Fees and Premium/Discounts. The FHLBank classifies mortgage loans as held for investment and, accordingly, reports them at their principal amount outstanding net of deferred loan fees and premiums and discounts.

     The FHLBank defers and amortizes mortgage loan origination fees (agent fees), premiums and discounts paid to and received by the FHLBank’s participating member as interest income over the contractual life of the loan. The contractual method recognizes the income effects of premiums and discounts in a manner that is proportionate to the actual behavior of the underlying assets and reflects the contractual terms of the assets without regard to changes in estimates based on assumptions about future borrower behavior.

     The FHLBank records credit enhancement fees as an offset to mortgage loan interest income. The FHLBank records other non-origination fees, such as delivery commitment extension fees and pair-off fees, in other income as it is received. Extension fees are received when a member requests to extend the period of the delivery commitment beyond the original stated maturity. Pair-off fees are received when the amount of mortgages purchased is less than or greater than a specified percentage of the delivery commitment amount.

     Loan Sales/Securitization. The FHLBank does not securitize mortgage loans purchased from its members. All loan sales are MPF participations of loans, which the FHLBank sells to the FHLBank of Chicago. These participations are sold without recourse by the FHLBank and are executed at cost, so no gain or loss occurs upon sale.

     Impaired Loans. The FHLBank places a residential mortgage loan on non-accrual status when the collection of the contractual principal or interest is 90 days or more past due. These loans are considered impaired. When a residential mortgage loan is placed on non-accrual status, accrued but uncollected interest is reversed against interest income. The FHLBank records cash payments received on non-accrual loans as interest income and a reduction of principal. Charge-offs are recorded when title is received in the foreclosure process.

     Allowance for Credit Losses. The FHLBank bases the allowance for credit losses on management’s estimate of credit losses inherent in the FHLBank’s mortgage loan portfolio as of the balance sheet date taking into consideration, among other things, the FHLBank’s exposure within the First Loss Account. The FHLBank performs periodic reviews of its portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, industry data, and prevailing economic conditions. The FHLBank evaluates its loan loss allowance based on the specific identification method. This method evaluates all impaired loans for an indication that a loss has occurred. The Banking on Business (BOB) loans are discussed separately in Note 2 – “Changes in Accounting Principle and Recently Issued Accounting Standards and Interpretations.”

     The FHLBank purchases two types of mortgage loans: government-guaranteed FHA/VA and conventional loans. Because the credit risk on the government guaranteed loans is assumed by the FHA and VA, conventional loans constitute all of the reported loss allowance. The FHLBank reviews the entire loan portfolio on a quarterly basis, specifically past-due status, internal loan grade and geographic regions. In determining the loss allowance, the FHLBank applies a historical loss ratio based upon average charge-offs and recoveries on the entire conventional loan portfolio over the previous years. The loss ratio, currently 5%, is applied to those loans classified as impaired (non-accrual conventional loans).

     The FHLBank changed its loan loss allowance methodology in 2003, which resulted in a $1.2 million decrease in the allowance. When the FHLBank began the MPF® Program in 1999, no actual historical loss information was available for determining loss experience. As a result, the FHLBank considered various market data observations, loan portfolio characteristics, collateral valuations and prevailing geographic economic conditions. Based on available historical information and other analysis, the FHLBank established an allowance of nine basis points of the outstanding principal balance on the entire homogenous pool of conventional loans. The FHLBank has determined that the general market data used to arrive at the allowance was not representative of the FHLBank’s loss history. The FHLBank believes that moving to the specific identification method in 2003 provides a more accurate estimate of the FHLBank’s current credit risk position.

     Affordable Housing Program (AHP). The FHLBank is required by statute to establish and fund an AHP (see Note 9). The FHLBank charges the required funding for AHP to earnings and establishes a liability. The AHP funds provide subsidies to members to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. This subsidy can be done by either a grant or a loan. The FHLBank primarily issues grants. AHP loans would be executed at interest rates below the customary interest rate for non-subsidized loans. When the FHLBank makes an AHP loan, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP loan rate and the FHLBank’s related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP loan. In the event the FHLBank records a full-year net loss, no AHP assessment is required to be accrued by the FHLBank. AHP assessments are made after REFCORP calculation, as discussed below.

     Prepayment Fees. The FHLBank charges a member a prepayment fee when the member prepays certain loans before the original maturity. The FHLBank records prepayment fees as net interest income. The FHLBank offsets gains and losses on derivatives associated with prepaid loans to members with prepayment fees in net interest income.

     Prepayment fees are determined by a formula that equates the fee owed at the time of loan prepayment to the present value of the foregone interest as compared to that of a replacement advance at prevailing market rates. Therefore, the overall effect on the loan portfolio yield and overall return on assets of recognizing such fee income equals the present value of this foregone income.

     In cases in which the FHLBank funds a new member loan concurrent with the prepayment of an existing loan, the FHLBank evaluates whether the new loan represents a modification of an existing loan or a new loan. Such determination is primarily based upon a comparison of the net present value of the old loan to the net present value of the new loan, along with qualitative factors such as material changes in loan type or term.

     If the new loan qualifies as a modification of the existing loan, the prepayment fee on the prepaid loan is deferred, recorded in the basis of the loan, and amortized over the life of the modified loan using the straight-line method, which is not materially different from the level-yield method. This amortization is recorded in interest income. If the modified loan is hedged, it is marked to fair value after the amortization of the basis adjustment. This amortization results in offsetting amounts being recorded in net interest income and “net realized and unrealized gain (loss) on derivatives and hedging activities” in other income. Should the loan not qualify as a modification of the existing loan, the new hedge relationship would not require amortization of the prepayment fee received. Both the new loan and hedging instrument would be marked-to-market and recorded in “net realized and unrealized gain (loss) on derivatives and hedging activities.”

     Commitment Fees. The FHLBank defers and amortizes on a level-yield commitment fees for loans to members when the fee exceeds $50 thousand. Refundable fees are deferred until the commitment expires or until the loan is made and amortized on a level-yield method over the term of the loan.

     Derivatives. All derivatives are recognized on the balance sheet at their fair values. Each derivative is designated as one of the following:

(1)	a hedge of the fair value of a recognized asset or liability or an unrecognized firm commitment (a “fair value” hedge);

(2)	a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a “cash flow” hedge);

(3)	a non-qualifying hedge of an asset or liability (“economic” hedge) for asset/liability management purposes; or

(4)	a non-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with non-member counterparties.

     Fair Value Hedges. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk (including changes that reflect losses or gains on firm commitments), are recorded in current period net income as “other income — net realized and unrealized gain (loss) on derivatives and hedging activities.”

     When hedge accounting is discontinued because the FHLBank determines that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, the FHLBank continues to carry the derivative on the balance sheet at its fair value, ceases to adjust the hedged asset or liability for changes in fair value, and begins amortizing the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item. Normally the amortization is reflective of the same method applied to that asset or liability for other premiums and discounts. In some cases the straight-line method, which is not materially different from the level-yield method, is used. For fair value hedges of loans to members and consolidated obligations, the FHLBank uses straight-line amortization, which is not materially different from the level-yield method. For fair value hedges of mortgage loans held for portfolio, the FHLBank uses a proportional paydown method which amortizes the basis adjustment in proportion to the paydown of the mortgage loan, which is not materially different from the level-yield method.

     Cash Flow Hedges. Changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income as a component of capital. Earnings are affected by the variability of the cash flows of the hedged transaction. Other comprehensive income is affected as cash flows occur, which, in turn, affects net interest income within the margin.

     When hedge accounting is discontinued because the FHLBank determines that the derivative no longer qualifies as an effective cash flow hedge, the FHLBank continues to carry the derivative on the balance sheet at its fair value. The FHLBank amortizes the cumulative other comprehensive income adjustment to interest income or expense when interest income or expense is affected by the existing hedge item.

     Under limited circumstances, when the FHLBank discontinues cash flow hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period plus the following two months, but it is probable the transaction will still occur in the future, the gain or loss on the derivative remains in accumulated other comprehensive income and is recognized as earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within two months after that, the gains and losses that were accumulated in other comprehensive income are recognized immediately in current period net income.

     Fair Value and Cash Flow Hedge Ineffectiveness. For both fair value and cash flow hedges, any hedge ineffectiveness (which represents the amount by which the change in the fair value of the derivative differs from the change in the fair value of the hedged item or the variability in the cash flows of the forecasted transaction) is recorded in current period net income as “other income - net realized and unrealized gain (loss) on derivatives and hedging activities.”

     Economic and Intermediation Hedges. The derivatives are recorded at fair value on the Statement of Condition with any changes in fair value being recorded in “other income — net realized and unrealized gain (loss) on derivatives and hedging activities.”

     Firm Commitments. Effective July 2003, all firm commitments are marked-to-market and treated as economic hedges. Prior to July 2003, the fair value of firm commitments was hedged. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the FHLBank continues to carry the derivative on the balance sheet at its fair value, removing from the balance sheet any asset or liability that was recorded to recognize the firm commitment and recording it as a gain or loss in current period net income.

     Embedded Derivatives. The FHLBank may issue debt and make loans to members in which a derivative instrument may be “embedded.” Upon execution of these transactions, the FHLBank assesses whether the economic characteristics of the embedded derivative are (1) clearly and closely related to the economic characteristics of the remaining component of the loan or debt (the host contract) and (2) whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When the FHLBank determines that the economic characteristics are not clearly and closely related and separate non-embedded derivatives with the same terms would meet the definition of a derivative, the embedded derivative is separated from the host contract, carried at fair value, and designated as a stand-alone derivative instrument pursuant to an economic hedge. However, if the entire contract is to be measured at fair value, with changes in fair value reported in current period net income, or if the FHLBank cannot reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract is carried on the balance sheet at fair value and no portion of the contract is designated as a hedging instrument.

     Premises and Equipment. The FHLBank records premises and equipment at cost less accumulated depreciation and amortization. The FHLBank computes depreciation on the straight-line method over the estimated useful lives of relevant assets ranging from one to ten years. It amortizes leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. The FHLBank capitalizes improvements and major renewals but expenses ordinary maintenance and repairs when incurred. Cost of computer software developed or obtained for internal use is capitalized and amortized over future periods.

     Concessions on Consolidated Obligations. For consolidated obligations issued after October 2001, the FHLBank defers and amortizes, using the level-yield method, the amounts paid to dealers in connection with the sale of consolidated obligation bonds over the term of the bonds. On consolidated obligations issued prior to October 2001, the FHLBank is amortizing concession fees on a straight-line basis, which is not materially different from the level-yield method. The Office of Finance pro-rates the amount of the concession to the FHLBank based upon the percentage of the debt issued that is assumed by the FHLBank. The FHLBank charges to interest expense as incurred the concessions applicable to the sale of consolidated obligation discount notes because of the short maturities of these notes.

     Discounts and Premiums on Consolidated Obligations. The FHLBank amortizes the discounts on consolidated obligation discount notes using the level-yield method over the term of the related notes. It amortizes the discounts and premiums on consolidated bonds to expense using the level-yield method over the term to maturity of the consolidated obligation bonds. Should the consolidated obligation be called prior to maturity, the remaining discount, premium or concession is recorded to interest expense on that date.

     Resolution Funding Corporation (REFCORP) Assessments. Although the FHLBank is exempt from ordinary federal, state, and local taxation except for local real estate tax, it is required to make payments to REFCORP. Each FHLBank is required to pay 20 percent of income calculated in accordance with accounting principles generally accepted in the United States of America (GAAP) after the assessment for AHP, but before the assessment for REFCORP. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The Bank accrues its REFCORP assessment on a monthly basis. Calculation of the AHP assessment is discussed in Note 9.

     The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each FHLBank provides their net income before AHP and REFCORP to the Resolution Funding Corporation, who then performs the calculations for each quarter end.

     The FHLBanks will continue to expense these amounts until the aggregate amounts actually paid by all 12 FHLBanks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) whose final maturity date is April 15, 2030, at which point the required payment of each FHLBank to REFCORP will be fully satisfied. The Finance Board in consultation with the Secretary of the Treasury selects the appropriate discounting factors to be used in this annuity calculation. The FHLBanks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP by the FHLBank is not determinable at this time because it depends on the future earnings of all FHLBanks and interest rates. If the FHLBank experienced a net loss during a quarter, but still had net income for the year, the FHLBank’s obligation to the REFCORP would be calculated based on the FHLBank’s year-to-date net income. The FHLBank would be entitled to a refund of amounts paid for the full year that were in excess of its calculated annual obligation. If the FHLBank had net income in subsequent quarters, it would be required to contribute additional amounts to meet its calculated annual obligation. If the FHLBank experienced a net loss for a full year, the FHLBank would have no obligation to the REFCORP for the year.

     The Finance Board is required to extend the term of the FHLBanks’ obligation to the REFCORP for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

     The FHLBanks’ aggregate payments through 2004 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the first quarter of 2019. The FHLBanks’ aggregate payments through 2004 have satisfied $45.1 million of the $75 million scheduled payment for the first quarter of 2019 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2004 will be made.

     The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the FHLBanks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030 if such extension is necessary to ensure that the value of the aggregate amounts paid by the FHLBanks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030 will be paid to the Department of Treasury.

     Finance Board and Office of Finance Expenses. The FHLBank is assessed for its proportionate share of the costs of operating the Finance Board, the FHLBank’s primary regulator, and the Office of Finance. The Finance Board allocates its operating and capital expenditures to the FHLBanks based on each FHLBank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each FHLBank’s percentage of capital stock, percentage of consolidated obligations issued and percentage of consolidated obligations outstanding.

     Estimated Fair Values. Some of the FHLBank’s financial instruments lack an available trading market which is characterized as transactions between a willing buyer and a willing seller. Therefore, the FHLBank uses internal models employing significant estimates and present value calculations when determining and disclosing estimated fair values. The FHLBank assumes that book value approximates fair value for financial instruments with three months or less to repricing or maturity. Note 19 details the estimated fair values of the FHLBank’s financial instruments.

     Cash Flows. In the Statement of Cash Flows, the FHLBank considers cash and due from banks as cash and cash equivalents.

     Earnings per Share. Basic earnings per share of common stock is computed on the basis of weighted average number of shares of capital stock outstanding. Mandatorily redeemable stock is excluded from the calculation. The FHLBank does not have diluted earnings per share because it has no financial instruments convertible to capital stock.

     Reclassifications. Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. In particular, for the years ended December 31, 2003 and 2002, the FHLBank has reclassified prepayment fee income on the Statement of Operations. Previously, prepayment fee income was classified within other income and is now a separate line item in interest income. As a result of this reclassification, net interest income after provision for credit losses on mortgage loans increased by $6.9 million and $1.0 million (and other income decreased by similar amounts) for the years ended December 31, 2003 and 2002, respectively.

Note 2 —Change in Accounting Principle and Recently Issued Accounting Standards and Interpretations

     EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue 03-1, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurements requirements of Issue 03-1, and other disclosure requirements not already implemented, were to be effective for periods beginning after June 15, 2004. In September, 2004 the FASB staff issued FASB Staff Position EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The latter Issue, 03-1-1, requires the application of pre-existing other-than-temporary guidance during the delay until a final consensus is reached. The management of FHLBank is not able to determine what impact EITF 03-1 will have on its financial condition or results of operation until a final consensus is issued.

     SFAS 150. The FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (herein referred to as SFAS150) in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

     The FHLBanks adopted SFAS150 as of January 1, 2004. In compliance with SFAS150, the FHLBanks reclassifies capital stock subject to mandatory redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statement of Operations. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statement of Cash Flows.

     If a member cancels its written notice of redemption or notice of withdrawal, the FHLBank reclassifies mandatorily redeemable capital stock back from a liability to equity at fair value. After the reclassification, dividends on the capital stock are no longer classified as interest expense.

     For the year ended December 31, 2004, dividends on mandatorily redeemable capital stock reclassified to other liabilities in the amount of $249 thousand were recorded as interest expense on other borrowings.

     Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 15 for more information, including significant restrictions on stock redemption.

     Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in transfer, if those differences are attributable, at least in part, to credit quality. SOP 03-3 had no impact on the FHLBank upon becoming effective on January 1, 2005.

     Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154) during the 2nd Quarter of 2005. Effective for fiscal years beginning after December 15, 2005 with early adoption encouraged, SFAS 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes (APB 20) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Periods (SFAS 3). SFAS 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is defined as the application of a different accounting principle to prior periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB 20 requiring justification of a change in accounting principle on the basis of preferability. The FHLBank does not currently anticipate SFAS 154 to have a material impact on its statement of condition, operation, or cash flow.

     FASB Interpretation No. 46(R) – Consolidation of Variable Interest Entities (herein referred to as FIN 46). In January 2003, the FASB issued FIN 46, which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity’s financial statements. During 2004, management evaluated the applicability of FIN 46 and determined that adoption of its provisions would not have a material impact on its financial condition, results of operation or cash flows. The FHLBank does not have any special purpose entities or any other type of off-balance-sheet conduits.

     Accounting Adjustments. During 2004, the FHLBank changed the manner in which it assesses effectiveness for certain highly effective consolidated obligation hedging relationships. Under the prior approach, the FHLBank inappropriately assumed no ineffectiveness for these hedging transactions since the consolidated obligation and the designated interest rate swap agreement had identical terms with the exception that the interest rate swaps used in these relationships were structured with one settlement amount under the pay side of the swap that differed from all other pay-side settlements by an amount equivalent to the concession cost associated with the consolidated obligation. Under the new approach, the FHLBank measures effectiveness for such transactions during each reporting period. If this approach had been applied previously, the effect would not have been material to the FHLBank’s financial condition or results of operations for any prior reporting period. The adjustment resulting from this change is included in “other income — net realized and unrealized gain (loss) on derivatives and hedging activities” in the Statement of Operations. Before assessments, the prior period adjustment increased net income by approximately $727 thousand during the year ended December 31, 2004.

     Change in Amortization and Accretion Method of Deferred Premiums and Discounts on Mortgage Loans. Amortization and accretion on premiums and discounts on mortgage-backed securities (MBS) and mortgage loans have been computed by the contractual method in accordance with Statement of Financial Accounting Standards No. 91,“Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases” (SFAS91), beginning in the quarter ended June 30, 2004, for the MBS and September 30, 2004, for the mortgage loans. Previously, amortization and accretion of premiums and discounts were computed using the estimated-life method. The estimated-life method requires a retrospective adjustment each time the FHLBank changed the estimated remaining life of the assets. The retrospective adjustment was intended to correct prior reported amounts as if the new estimate had been known since the original acquisition date of the assets. While both methods are acceptable under GAAP, the FHLBank believes that the contractual method is preferable to the estimated-life method because under the contractual method, the income effects of premiums and discounts are recognized in a manner that reflects the actual behavior of the underlying assets during the period in which the behavior occurs while also reflecting the contractual terms of the assets. In contrast, the estimated-life method is a retrospective view including estimates based on assumptions about future borrower behavior.

     The contractual method was applied retroactively as of January 1, 2004, for amortization and accretion of premiums and discounts on MBS and mortgage loans. For MBS, the cumulative effect of the change on prior years (after reduction of $70 thousand for REFCORP and AHP assessments) was $193 thousand. For mortgage loans, the cumulative effect of the change on prior years (after reduction of $2.2 million for REFCORP and AHP assessments) was $6.0 million. Both amounts are included in income for the year ended December 31, 2004.

     The pro forma results, assuming the new amortization/accretion method had been applied retroactively, is as follows (in thousands):

	Year Ended
	December 31,
	2004	2003
Income before cumulative effect of a change in accounting principle	$92,313	$27,706

Cumulative effect on prior years (to December 31, 2003) of changing to the contractual method of amortization/accretion
Mortgage-backed securities	263	—
Mortgage loans	8,150	—

Net income	$100,726	$27,706

Pro forma amounts assuming the contractual mortgage loan and MBS amortization/accretion method had been applied retroactively:
Impact on mortgage loans	—	3,315
Impact on MBS	—	72

Pro forma net income	$92,313	$31,093

     Banking on Business (BOB) Program. The FHLBank’s BOB program was developed to assist in the growth and development of small businesses in the FHLBank’s district. The FHLBank’s agreement with members, and the members’ agreement with the small business customer participant, does not include an absolute promise to repay.

     In 2000 the FHLBank of Pittsburgh established and started funding a program called Banking on Business (BOB) with member banks. The intent of the FHLBank with respect to BOB has always been to use BOB as a grant (gift-giving) program to member banks to help facilitate community economic development. Specifically, the FHLBank did not initially expect to collect the funds distributed under the program and if the funds were not repaid, the FHLBank would not pursue collection. Although the intent of the program is to give to the communities and to not expect repayment, the repayment provisions within the program terms do not reflect this intention. In general, the basic terms of a commitment to a member bank under the BOB program are as follows: 1) the committed funds are unsecured, 2) no repayment is due for the first two years, 3) repayments are due once annually on the condition that the member bank has been paid, and 4) the maturity dates are ten years. Based on the repayment terms of the BOB program contracts, BOB appears to meet the definition of a loan program. A loan is defined as a contractual right to receive money on demand or on fixed or determinable dates that is recognized as an asset in the creditor’s statement of financial position. The FHLBank felt it was appropriate to change the accounting for BOB from that of a grant (gift-giving) program, to that of a loan program, whereby an asset (loan receivable) would be recorded and an allowance for loan losses would be estimated and established through provision expense. As of December 31, 2004 the FHLBank recorded adjusting entries to reflect the cumulative effect of an error correction pertaining to BOB in our financial statements. The FHLBank recorded a $12.9 million asset and a $9.9 million allowance, which results in a net asset balance of $3 million. The 4th Quarter 2004 income statement impact resulted in an increase of income before assessments of $5.9 million. The increase in AHP and REFCORP assessments of $1.6 million resulted in an overall increase in net income of $4.3 million for the 4th Quarter of 2004. BOB related loans are grouped with “Other assets” on the Statement of Condition. BOB related income is recorded net of the provision for loss and grouped with “Other expense” on the Statement of Operations. On a go forward basis the FHLBank will adjust the allowance for loan losses based on actual experience.

Note 3—Cash and Due from Banks

     Compensating Balances. The FHLBank maintains cash balances at commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the years ended December 31, 2004 and 2003, were approximately $14.3 and $17.0 million, respectively.

     In addition, the FHLBank maintained average required clearing balances with various Federal Reserve Banks and branches of approximately $30 thousand for the years ended December 31, 2004 and 2003. These are required clearing balances and may not be withdrawn; however, the FHLBank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.

     Pass-through Deposit Reserves. The FHLBank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $31.0 million and $21.8 million as of December 31, 2004 and 2003, respectively. The FHLBank includes member reserve balances in other liabilities on the Statement of Condition.

Note 4 – Premises and Equipment

Premises and equipment consisted of the following (in thousands)

	December 31
	2004	2003
Computer Hardware & Software	$21,196	$18,128
Furniture	2,497	2,397
Leasehold Improvements	2,302	1,848
Equipment & Other	1,677	1,665

	$27,672	$24,038

Accumulated depreciation and amortization	18,732	15,966

	$8,940	$8,072

     Depreciation and amortization expense was $2.9 million, $3.1 million and $2.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. Gains and losses on disposal of premises and equipment are included in other income. The net realized loss on disposal of premises and equipment was $140 thousand, $26 thousand, and $2 thousand for the years ended December 31, 2004, 2003 and 2002, respectively.

     During the year ended December 31, 2004, the FHLBank capitalized $2.3 million in costs associated with computer software being developed for internal use.

Note 5—Trading Securities

     Major Security Types as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
State or local agency obligations	$222,000	$222,000

Mortgage-backed securities
U.S. agency-guaranteed	19,908	30,421
Government-sponsored enterprises	69,398	102,205

	89,306	132,626

Total	$311,306	$354,626

     Net gain (loss) on trading securities for the years ended December 31, 2004, 2003 and 2002 included a change in net unrealized holding gain of ($3.3) million, $9.8 million and ($6.5) million for trading securities held on December 31, 2004, 2003 and 2002, respectively.

     Although these securities are classified as “trading,” the FHLBank is prohibited by regulation from trading activities. The FHLBank has, however, periodically sold securities from the Trading category. In December 2003, the FHLBank sold approximately $69.0 million of trading securities; these securities had been held by the FHLBank for approximately nine months. $222 million of the trading securities held as of December 31, 2004 have been classified as trading since the date of purchase in 2002. The remaining $89 million were transferred from held-to-maturity to trading in 2001 in conjunction with the adoption of SFAS 133.

Note 6—Available-for-Sale Securities

     Available-for-sale securities as of December 31, 2004, were as follows (in thousands):

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value
Mortgage-backed securities-other	$626,325	$375	$(93)	$626,607

     Available-for-sale securities with unrealized losses as of December 31, 2004 had a fair value of $108.0 million and have been in an unrealized loss position for less than 12 months.

     Available-for-sale securities as of December 31, 2003, were as follows (in thousands):

		Gross Unrealized	Gross Unrealized	Estimated Fair
	Amortized Cost	Gains	Losses	Value
Mortgage-backed securities-other	$357,555	$—	$(40)	$357,515

     Available-for-sale securities with unrealized losses as of December 31, 2003 had a fair value of $127.2 million and have been in an unrealized loss position for less than 12 months.

     The FHLBank reviewed its investment security holdings and determined that all unrealized losses reflected above are temporary. Factors reviewed included the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses.

     Redemption Terms. Contractual maturity of mortgage-backed securities-other will occur over a period exceeding 10 years. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

     The amortized cost of the FHLBank’s mortgage-backed securities classified as available-for-sale includes net discounts of $73 thousand and $6 thousand at December 31, 2004 and 2003, respectively.

     Interest Rate Payment Terms. All mortgage-backed securities are variable-rate.

     A gross gain of $5.5 million and a gross loss of $1.4 million were realized in the year ended December 31, 2003. No gains or losses were reported in the years ended December 31, 2004 and 2002.

Note 7—Held-to-Maturity Securities

     Major Security Types. Held-to-maturity securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$69,939	$—	$—	$69,939
Other U.S. Obligations	10,598	349	—	10,947
Government-sponsored enterprises	200,000	1,180	—	201,180
State or local agency obligations	553,874	15,984	(755)	569,103

	834,411	17,513	(755)	851,169

Mortgage-backed securities:
U.S. agency-guaranteed	139,150	325	(1,988)	137,487
Government-sponsored enterprises	1,443,608	1,451	(61,546)	1,383,513
Other	5,969,256	5,752	(86,371)	5,888,637

	7,552,014	7,528	(149,905)	7,409,637

Total	$8,386,425	$25,041	$(150,660)	$8,260,806

     Held-to-maturity securities as of December 31, 2003, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$239,889	$—	$—	239,889
Other U.S. Obligations	17,039	1,284	—	18,323
Government-sponsored enterprises	679,573	8,907		688,480
State or local agency obligations	614,298	26,890	—	641,188

	1,550,799	37,081	—	1,587,880

Mortgage-backed securities:
U.S agency-guaranteed	193,382	872	(269)	193,985
Government-sponsored enterprises	1,609,965	20,026	(39,409)	1,590,582
Other	4,090,328	11,563	(63,008)	4,038,883

	5,893,675	32,461	(102,686)	5,823,450

Total	$7,444,474	$69,542	$(102,686)	$7,411,330

     Restricted securities relating to the FHLBank Shared Funding Program are classified as held-to-maturity and are included in other mortgage-backed securities as identified above. They are reported at amortized costs of $90.4 million and $121.1 million as of December 31, 2004 and 2003, respectively. Held-to-maturity securities of $117.3 million and $307.5 million have been pledged as collateral that may be repledged as of December 31, 2004 and 2003, respectively.

     The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
State or local agency obligations	$—	$—	$11,810	$(755)	$11,810	$(755)
Mortgage-backed securities:
U.S. agency-guaranteed	96,759	(1,988)	—	—	96,759	(1,988)
Government-sponsored enterprises	744,770	(17,289)	565,760	(44,257)	1,310,530	(61,546)
Other	3,043,930	(51,618)	1,397,553	(34,753)	4,441,483	(86,371)

	3,885,459	(70,895)	1,963,313	(79,010)	5,848,772	(149,905)

Total	$3,885,459	$(70,895)	$1,975,123	$(79,765)	$5,860,582	$(150,660)

     The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2003 (in thousands).

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Mortgage-backed securities:
U.S agency-guaranteed	$96,819	$(270)	$—	$—	$96,819	$(270)
Government- sponsored enterprises	966,465	(39,382)	2,364	(26)	968,829	(39,408)
Other	2,814,775	(62,822)	138,753	(186)	2,953,528	(63,008)

	$3,878,059	$(102,474)	$141,117	$(212)	$4,019,176	$(102,686)

     The FHLBank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary. Factors reviewed included the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses. At December 31, 2004 and 2003 there were no securities with unrealized losses that were deemed to be classified as other than temporary.

     Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31 are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$269,939	$271,119	$719,462	$721,729
Due after one year through five years	46,618	48,725	260,799	272,394
Due after five years through ten years	143,984	155,158	142,043	162,159
Due after ten years	373,870	376,167	428,495	431,598

	834,411	851,169	1,550,799	1,587,880
Mortgage-backed securities	7,552,014	7,409,637	5,893,675	5,823,450

Total	$8,386,425	$8,260,806	$7,444,474	$7,411,330

     The amortized cost of the FHLBank’s mortgage-backed securities classified as held-to-maturity includes net discounts of $52.2 million and $59.8 million at December 31, 2004 and 2003, respectively.

     Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2004 and 2003 (in thousands):

	2004	2003
Amortized cost of held-to-maturity securities other than mortgage-backed securities:
Fixed-rate	$498,491	$1,237,704
Variable-rate	335,920	313,095

	834,411	1,550,799

Amortized cost of held-to-maturity mortgage-backed securities:
Fixed-rate	7,129,999	5,582,546
Variable-rate	422,015	311,129

	7,552,014	5,893,675

Total	$8,386,425	$7,444,474

     Gains and Losses on sale of HTM Securities. Gross gains of $2.6 million and $2.5 million were realized on sales of $68.7 million and $86.7 million of held-to-maturity securities for the years ended December 31, 2004 and 2003, respectively. There were no realized gains or realized losses on sales of held-to-maturity securities for the year ended December 31, 2002. A $2.6 million net gain in 2004 related to the sale of a municipal security investment that was deemed to have undergone a decline in value as a result of a deterioration in the issuer’s creditworthiness as evidenced by two rating agency downgrades. Although the security was deemed to have undergone a decline in value due to the issuer’s creditworthiness, the realizable market value still exceeded the carrying value of the security, and as such, a gain was realized upon the sale.

     A net gain of $2.5 million in 2003 is related to the sale of mortgage-backed securities with remaining principal balances of less than 15% of the original purchase balances.

Note 8—Loans to Members

     Redemption Terms. At December 31, 2004 and 2003, the FHLBank had loans to members outstanding at interest rates ranging from 0% to 8.56% and (2.23)% to 8.56%, respectively, as summarized below (in thousands). Subsidized AHP advances have interest rates ranging between 0% and 6.5%.

	2004		2003
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Overdrawn demand deposit accounts	$2,172	8.39%	$2,540	8.53%

2004	—	—	12,330,446	1.26
2005	16,251,358	2.36	3,431,313	2.89
2006	4,285,225	3.01	2,122,913	3.06
2007	3,282,412	3.43	1,416,288	3.59
2008	3,264,278	4.47	3,408,880	4.63
2009	2,278,460	4.35	1,443,657	4.90
Thereafter	8,865,111	5.20	9,068,690	5.28
Index amortizing loans to members	86,824	2.40	113,055	1.73

Total par value	38,315,840	3.48%	33,337,782	3.24%
Discount on AHP advances	(2,058)		(2,389)

Premium on loans to members	38		47
SFAS 133 hedging adjustments	675,306		1,336,547

Total	$38,989,126		$34,671,987

     Index amortizing loans require repayment according to predetermined amortization schedules linked to the level of various indices. Usually, as market interest rates rise (fall), the maturity of an index amortizing loan to member extends (contracts).

     The FHLBank offers callable loans to members that may be prepaid on pertinent call dates without incurring prepayment or termination fees. Other loans to members may be prepaid only by paying a prepayment fee to the FHLBank that makes the FHLBank financially indifferent to the prepayment of the loan. At December 31, 2004 and 2003, the FHLBank had callable loans of $513 million and $512 million, respectively.

     The following table summarizes loans to members at December 31, 2004 and 2003, by year of maturity or next call date for callable loans to members (in thousands):

Year of Maturity or Next Call Date	2004	2003
Overdrawn demand deposit accounts	$2,172	$2,540

2004	$—	$12,841,946
2005	16,459,858	3,127,313
2006	4,085,225	1,922,913
2007	3,282,412	1,416,288
2008	3,257,778	3,402,380
2009	2,278,460	1,443,657
Thereafter	8,863,111	9,067,690
Index amortizing loans to members	86,824	113,055

Total par value	$38,315,840	$33,337,782

     The FHLBank also offers convertible loans to members. With a convertible loan, the FHLBank effectively purchases a put option from the member that allows the FHLBank to convert the fixed-rate loan to a floating-rate loan at certain specified intervals during the term of the loan. The FHLBank normally exercises this option when interest rates increase. At December 31, 2004 and 2003, the FHLBank had convertible loans outstanding totaling $12.2 billion and $13.6 billion, respectively.

     The following table summarizes loans to members at December 31, 2004 and 2003, by year of maturity or next put date for convertible loans (in thousands):

Year of Maturity or Next Put Date	2004	2003
Overdrawn demand deposit accounts	$2,172	$2,540

2004	—	24,250,621
2005	27,219,603	3,541,913
2006	4,524,325	2,199,513
2007	3,116,912	1,206,788
2008	1,365,778	891,380
2009	1,109,710	381,907
Thereafter	890,516	750,065
Index amortizing loans to members	86,824	113,055

Total par value	$38,315,840	$33,337,782

     Security Terms. The FHLBank lends to financial institutions involved in housing finance within its district according to federal statutes, including the FHLBank Act. The FHLBank Act requires the FHLBank to obtain sufficient collateral on loans to members to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits and member capital stock in the FHLBank, and other eligible real estate-related assets as collateral on such loans to members. However, Community Financial Institutions (CFIs) are eligible to utilize expanded statutory collateral provisions dealing with loans to small business or agriculture. At December 31, 2004 and 2003, the FHLBank had rights to collateral with an estimated value greater than its outstanding loans to members. Based upon the financial condition of the member, the FHLBank:

     (1) Allows a member to retain possession of the collateral assigned to the FHLBank, if the member executes a written security agreement and agrees to hold such collateral for the benefit of the FHLBank; or

     (2) Requires the member specifically to assign or place physical possession of such collateral with the FHLBank or its safekeeping agent.

     Beyond these provisions, Section 10(e) of the Act affords any security interest granted by a member to the FHLBank priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests.

     Credit Risk. While the FHLBank has never experienced a credit loss on a loan to a member, loans to nonmember housing associates and the expanded eligible collateral for loans to CFIs provide the potential for additional credit risk. The management of the FHLBank has the policies and procedures in place to appropriately manage this credit risk. Accordingly, the FHLBank has not provided any allowances for losses on loans to members.

     The FHLBank’s potential credit risk from loans to members is concentrated in commercial banks and savings institutions. At December 31, 2004, the FHLBank had $9.7 billion in loans outstanding to one member institution, representing approximately 25% of total loans to members. At December 31, 2003, the FHLBank had $10.8 billion in loans outstanding to two member institutions, representing approximately 31% of the total loans to members. The income from loans to these member institutions amounted to approximately $229.5 million and $275.5 million during the years ended December 31, 2004 and 2003, respectively. The FHLBank held sufficient collateral to cover the loans to members, and the FHLBank does not expect to incur any credit losses on these advances.

     Interest Rate Payment Terms. The following table details additional interest rate payment terms for loans to members at December 31, 2004 and 2003 (in thousands):

	2004	2003
Par amount of loans to members:
Fixed-rate – overnight	$6,091,178	$6,287,147
Fixed-rate – other	29,305,896	23,853,466
Variable-rate	2,918,766	3,197,169

Total	$38,315,840	$33,337,782

Note 9—Affordable Housing Program

     Section 10(j) of the FHLBank Act requires each FHLBank to establish an AHP. Each FHLBank provides subsidies in the form of direct grants and below-market interest rate advances to members who use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the FHLBanks must set aside for the AHP the greater of $100 million or 10 percent of regulatory income. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable capital stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. The FHLBank accrues this expense monthly based on its income. The FHLBank reduces the AHP liability as members use subsidies. The calculation of the REFCORP assessment is discussed in Note 1.

     The FHLBank charges the amount set aside for AHP to income and recognizes it as a liability. The FHLBank relieves the AHP liability as members use subsidies. In periods where the FHLBank regulatory income before AHP and REFCORP is zero or less, the amount of AHP liability is equal to zero, barring application of the following. If the result of the aggregate 10 percent calculation described above is less than $100 million for all 12 FHLBanks, then the FHLBank Act requires the shortfall to be allocated among the FHLBanks based on the ratio of each FHLBank’s income before AHP and REFCORP to the sum of the income before AHP and REFCORP of the 12 FHLBanks. There was no shortfall in 2004, 2003 or 2002. The FHLBank had outstanding principal in AHP-related advances of $13.6 million and $14.5 million at December 31, 2004 and 2003, respectively.

     Following is a roll-forward of the AHP liability for the years ended December 31, 2004 and 2003 (in thousands):

Balance at 12/31/02	$26,145
Committed Subsidy, net	(7,649)
HBEF Set aside(1), net	(213)
Uncommitted Pool, net	(876)

Balance at 12/31/03	17,407
Committed Subsidy, net	(1,875)
HBEF Set aside(1), net	127
Uncommitted Pool, net	7,703

Balance at 12/31/04	$23,362

(1) Home Buyer Equity Fund – The FHLBank allocates 25% of the AHP subsidy pool on an annual basis to this program, which benefits qualifying first-time homebuyers.

Note 10—Mortgage Loans Held for Portfolio

     Under the MPF® Program, the FHLBank’s members originate, service, and credit enhance home mortgage loans that are then sold to the FHLBank. The FHLBank sells participation interests in some of its MPF® Program loans to other FHLBanks, and holds the rest in portfolio. The following table presents information as of December 31, 2004, and 2003 on mortgage loans held for portfolio for the foreseeable future (in thousands):

	2004	2003
Real Estate:
Fixed medium-term* single-family mortgages	$1,808,119	$1,739,005
Fixed long-term single-family mortgages	6,706,276	6,105,461
Premiums	122,661	128,850
Discounts	(27,773)	(6,512)
SFAS 133 hedging adjustments	55,948	98,995

Total mortgage loans held for portfolio	$8,665,231	$8,065,799

*	Medium-term is defined as a term of 15 years or less.

     The par value of mortgage loans held for portfolio outstanding at December 31, 2004 and 2003, was comprised of government-insured loans totaling $1.1 billion and $1.6 billion and conventional loans totaling $7.4 billion and $6.2 billion, respectively.

Note 11—Allowance for Credit Losses

(Note: Information presented excludes BOB related loan balances and activity.)

     The allowance for credit losses was as follows (in thousands):

	2004	2003	2002
Allowance for Credit Losses:
Balance, beginning of year	$514	$661	$91
Revision in estimate	—	(1,214)	—
Provision for credit losses	166	1,067	570

Balance, end of year	$680	$514	$661

     During the third quarter of 2003, the FHLBank revised its estimate of required credit losses based on a methodology change. The revision resulted in an overall decrease to the credit loss reserve of $1.2 million.

     At December 31, 2004 and 2003, the FHLBank had $13.6 million and $10.3 million, respectively, of non-accrual loans which represent loans delinquent by 90 days of more. At December 31, 2004 and 2003, the FHLBank’s other assets included $2.4 million and $0.8 million, respectively, of other real estate owned.

     At December 31, 2004 and 2003 the FHLBank’s total exposure within the First Loss Account was $41.8 million and $32.4 million, respectively. This exposure includes both accrual and non-accrual loans.

Note 12—Deposits

     The FHLBank offers demand and overnight deposits for members and qualifying nonmembers. In addition, the FHLBank offers short-term deposit programs to members. A member that services mortgage loans may deposit in the FHLBank funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans. The weighted average interest rates paid on outstanding deposits were 1.13%, 0.95% and 1.44% for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 13—Borrowings

     Securities Sold Under Agreements to Repurchase. The FHLBank has sold securities under repurchase agreements. The amounts received under these agreements represent short-term borrowings and are liabilities on the Statement of Condition. The FHLBank has delivered securities sold under agreements to repurchase to the primary dealer. Should the market value of the underlying securities fall below the market value required as collateral, the FHLBank must deliver additional securities to the dealer. The FHLBank had no securities sold under agreements to repurchase at December 31, 2004 and 2003.

     Loans from Other FHLBanks. There were no short-term principal amounts of uncollateralized loans from other FHLBanks outstanding at December 31, 2004. There were $60.0 million of uncollateralized loans from other FHLBanks outstanding with a .91% interest rate at December 31, 2003.

Note 14—Consolidated Obligations

     Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. The specific consolidated obligations issued on the behalf of the FHLBank are recognized within the Statement of Condition. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

     The Finance Board, at its discretion, may require any FHLBank to make principal or interest payments due on any consolidated obligations. Although it has never occurred, to the extent that an FHLBank would make a payment on a consolidated obligation on behalf of another FHLBank, the paying FHLBank would be entitled to reimbursement from the non-complying FHLBank. However, if the Finance Board determines that the non-complying FHLBank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining FHLBanks on a pro rata basis in proportion to each FHLBank’s participation in all consolidated obligations outstanding, or on any other basis the Finance Board may determine.

     The par amounts of the FHLBanks’ outstanding consolidated obligations, including consolidated obligations held by other FHLBanks, were approximately $ 869.2 billion and $759.5 billion at December 31, 2004 and 2003, respectively. Regulations require the FHLBank to maintain unpledged qualifying assets equal to its participation of the consolidated obligations outstanding. Qualifying assets are defined as (1) cash; (2) obligations of, or fully guaranteed by, the United States; (3) secured loans; (4) mortgages which have any guaranty, insurance or commitment from the United States or Federal agency; (5) investments described in Section 16(a) of the FHLBank Act, which includes securities that a fiduciary or trust fund may purchase under the laws of the state in which the FHLBank is located; and (6) other securities that are rated triple-A by Moody’s Investor Service or Standard and Poor’s.

     To provide the holders of consolidated obligations issued before January 29, 1993 (prior bondholders) the protection equivalent to that provided under the FHLBanks’ previous leverage limit of 12 times the FHLBanks’ capital stock, prior bondholders have a claim on a certain amount of the qualifying assets [Special Asset Account (SAA)] if capital stock is less than 8.33% of consolidated obligations. At December 31, 2004 and 2003, the FHLBanks’ capital stock was 4.5% and 5.0%, respectively, of the par value of consolidated obligations outstanding, and the required minimum unpledged qualifying asset balance was approximately $219 thousand and $24.0 million, respectively. Further, the regulations require each FHLBank to transfer qualifying assets in the amount of its allocated share of the FHLBanks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2.0%. As of December 31, 2004 and 2003 there was no FHLBank with a capital-to-assets ratio less than 2.0%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation because the ratio has never fallen below 2.0%.

     General Terms. Consolidated obligations are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (LIBOR), Constant Maturity Treasury (CMT), 11th District Cost of Funds Index (COFI), and others. In addition, to meet the expected specific needs of certain investors in consolidated obligations, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such consolidated obligations are issued, the FHLBank enters into derivatives containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

     These consolidated obligations, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms:

     Indexed Principal Redemption Bonds (index amortizing notes) repay principal according to predetermined amortization schedules that are linked to the level of a certain index. As of December 31, 2004 and 2003, most of the index amortizing notes had fixed-rate coupon payment terms. Usually, as market interest rates rise (fall), the maturity of the index amortizing notes extends (contracts);

     Optional Principal Redemption Bonds (callable bonds) that the FHLBank may redeem in whole or in part at its discretion on predetermined call dates according to the terms of the bond offerings.

     With respect to interest payments, consolidated bonds may also have the following terms:

     Step-up Bonds generally pay interest at increasing fixed rates at specified intervals over the life of the bond. These bonds generally contain provisions enabling the FHLBank to call bonds at its option on the step-up dates;

     Conversion Bonds have coupons that the FHLBank may convert from fixed to floating, or floating to fixed, or from one U.S. or other currency index to another, at its discretion;

     Range Bonds pay interest at variable rates provided a specified index is within a range. The computation of the variable interest rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified index is outside the range;

     Comparative-Index Bonds have coupon rates determined by the difference between two or more market indices, typically Prime, CMT and LIBOR;

     Zero-Coupon Bonds are long-term discounted instruments that earn a fixed yield to maturity or the optional principal redemption date. All principal and interest are paid at maturity or on the optional principal redemption date, if exercised prior to maturity.

     The FHLBank has no outstanding consolidated obligations denominated in currencies other than U.S. dollars.

     Interest Rate Payment Terms. The following table details interest rate payment terms for consolidated bonds at December 31, 2004 and 2003 (in thousands). Range bonds are classified as comparative-index bonds.

	2004	2003
Par value of consolidated bonds:
Fixed-rate	$30,181,568	$25,441,375
Step-up	4,756,530	4,653,460
Simple variable-rate	301,000	3,106,625
Fixed that converts to variable	589,380	375,000
Variable that converts to fixed	3,696,000	721,000
Comparative-index	743,000	999,200
Zero-coupon	4,630,900	5,064,850
Other	5,386	8,339

Total par value	$44,903,764	$40,369,849

     Redemption Terms. The following is a summary of the FHLBank’s participation in consolidated bonds outstanding at December 31, 2004 and 2003, by year of maturity (in thousands):

	2004		2003
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
2004	$—	—	$9,969,850	2.93
2005	9,698,200	2.44	4,858,000	2.89
2006	9,903,003	2.84	5,294,139	3.04
2007	4,718,345	3.30	2,277,050	4.05
2008	3,683,380	3.78	3,731,535	3.64
2009	3,153,530	3.75	950,000	4.41
Thereafter	12,646,900	2.98	13,096,750	5.49
Index amortizing notes	1,100,406	4.04	192,525	3.73

Total par value	44,903,764	3.01	40,369,849	3.94

Bond premiums	25,621		22,556
Bond discounts	(3,723,512)		(4,052,614)
SFAS 133 hedging adjustments	177,648		282,026

Total	$41,383,521		$36,621,817

     Consolidated bonds outstanding at December 31, 2004 and 2003 include callable bonds totaling $27.6 billion and $25.8 billion, respectively. The FHLBank uses a portion of its outstanding fixed-rate callable debt to finance callable loans to members (see Note 8) and mortgage-backed securities.

     The FHLBank’s consolidated bonds outstanding at December 31 includes (in thousands):

	2004	2003
Par amount of consolidated bonds:
Non-callable	$17,287,295	$14,561,989
Callable	27,616,469	25,807,860

Total par value	$44,903,764	$40,369,849

     The following table summarizes consolidated bonds outstanding at December 31, 2004 and 2003, by year of maturity or next call date (in thousands):

Year of Maturity or Next Call Date	2004	2003
2004	$—	$27,579,135
2005	25,998,663	4,444,050
2006	8,282,400	2,086,139
2007	1,844,295	550,000
2008	3,999,000	3,934,000
2009	2,220,000	900,000
Thereafter	1,459,000	684,000
Index amortizing notes	1,100,406	192,525

Total par value	$44,903,764	$40,369,849

     Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

     The FHLBank’s participation in consolidated discount notes, all of which are due within one year, was as follows (in thousands):

			Weighted
			Average
	Book Value	Par Value	Interest Rate
December 31, 2004	$15,160,634	$15,173,091	1.86%

December 31, 2003	$11,536,705	$11,542,000	.91%

     The FHLBank Act authorizes the Secretary of the Treasury, at his or her discretion, to purchase consolidated obligations of the FHLBanks aggregating not more than $4.0 billion. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2004.

Note 15—Capital

     The Gramm-Leach-Bliley Act (GLB Act) required a number of changes in the capital structure of all FHLBanks. The final Finance Board capital rule was published on January 30, 2001, and required each FHLBank to submit a capital structure plan to the Finance Board by October 29, 2001 in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved the FHLBank’s capital plan on May 8, 2002. The FHLBank converted to its new capital structure on December 16, 2002 and was in compliance with its capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

     The FHLBank is subject to three capital requirements under the current capital structure plan. First, the FHLBank shall maintain at all times permanent capital in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings plus capital stock, satisfies the risk-based capital requirement. The Finance Board may require the FHLBank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. In addition, the GLB Act requires the FHLBank to maintain at all times at least a 4.0% capital-to-asset ratio and at least a 5.0% leverage ratio, defined as the sum of permanent capital weighed 1.5 times and non-permanent capital weighed 1.0 times divided by total assets. The FHLBank was in compliance with the aforementioned capital rules and requirements at December 31, 2004 and 2003. The FHLBank was in compliance with the capital rules at December 31, 2004, with a 6.9 percent leverage ratio and weighted leverage capital of $4.2 billion, and a 4.6 percent capital-to-asset ratio and risk-based capital of $2.8 billion.

     The following table shows the FHLBank’s compliance with the Finance Board’s capital requirements at December 31, 2004 and 2003 (in thousands):

	December 31, 2004		December 31, 2003
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk-based capital	$467,714	$2,813,513	$385,795	$2,384,714
Total capital-to-asset ratio	4.0%	4.6%	4.0%	4.5%
Total capital	$2,455,836	$2,814,193	$2,140,762	$2,385,229
Leverage ratio	5.0%	6.9%	5.0%	6.7%
Leverage capital	$3,069,796	$4,220,950	$2,675,953	$3,577,586

     The FHLBank offers stock that may be redeemed subject to certain restrictions by giving five years’ notice.

     The GLB Act made membership voluntary for all members. Any member that withdraws from membership must wait five years from the divestiture date for all capital stock that is held as a condition of membership, a requirement set out in the FHLBank’s capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank.

     Mandatorily Redeemable Capital Stock. The FHLBanks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the FHLBanks reclassified the stock subject to mandatory redemption from equity to liability once a member exercises a written redemption right, gives notice of intent to withdraw from membership, or attains nonmember status by merger or acquisition, charter termination, or involuntary termination from membership. Mandatorily redeemable shares are reclassified to a liability at fair value.

     The Finance Board has confirmed that the liability accounting treatment for certain shares of its capital stock does not affect the definition of total capital for purposes of determining the FHLBank’s compliance with its regulatory capital requirements, calculating its mortgage securities investment authority (300% of total capital), calculating its unsecured credit exposure limit to other GSEs (100% of total capital), or calculating its unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

     Subject to certain restrictions, the FHLBank is required to redeem membership stock five years after the membership is terminated or the FHLBank receives notice of withdrawal. The FHLBank is not required to redeem activity-based stock until the latter of the expiration of the notice of redemption or the activity no longer remains outstanding. In accordance with the FHLBank’s current practice, if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, the FHLBank may choose to repurchase the excess activity-based stock.

     At December 31, 2004, the FHLBank had $18.2 million in capital stock subject to mandatory redemption from two former members. This amount has been classified as a liability in the Statement of Condition.

     A member may cancel or revoke its written notice of redemption or its notice of withdrawal from membership prior to the end of the five-year redemption period. The FHLBank’s capital plan provides that the FHLBank may charge the member a cancellation fee. The Board of Directors may change the cancellation fee with prior written notice to members.

     Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, FHLBank stock is considered putable with restrictions given the significant restrictions on the obligation/right to redeem and the limitation of the redemption privilege to a small fraction of outstanding stock. Statutory and regulatory restrictions on the redemption of FHLBank stock include the following:

•	In no case may the FHLBank redeem any capital stock if, following such redemption, the FHLBank would fail to satisfy its minimum capital requirements (i.e., a statutory capital/asset ratio requirement, established by the GLB Act, and a regulatory risk-based capital/asset ratio requirement established by the Finance Board). By law, all member holdings of FHLBank stock immediately become non-redeemable if their FHLBank becomes undercapitalized and only a minimal portion of outstanding stock qualifies for redemption consideration.

•	In no case may the FHLBank redeem any capital stock if either its Board of Directors, or the Finance Board, determine that it has incurred, or is likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, the FHLBank’s Board of Directors has a right and an obligation to call for additional capital stock purchases by its members, as needed to satisfy statutory and regulatory capital requirements.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which may last indefinitely if the FHLBank is undercapitalized, does not have the required credit rating, etc.), the FHLBank becomes insolvent and is either liquidated or forced to merge with another FHLBank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with the merger partner. In either case all senior claims must first be settled at par, and there are no claims which are subordinated to the rights of FHLBank stockholders.

•	The GLB Act states that the FHLBank may repurchase, in its sole discretion, stock investments which exceed the required minimum amount.

•	In no case may the FHLBank redeem or repurchase any capital stock if the principal or interest past due on any consolidated obligation issued by the Office of Finance has not been paid in full.

•	In no case may the FHLBank redeem or repurchase any capital stock if the FHLBank fails to provide the Finance Board quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may the FHLBank redeem or repurchase any capital stock if the FHLBank is unable to provide the required certification, projects that it will fail to comply with statutory or regulatory liquidity requirements or will be unable to timely and fully meet all of its obligations, actually fails to satisfy these requirements or obligations, or negotiates to enter or enters into an agreement with another FHLBank to obtain financial assistance to meet its current obligations.

     Prior Capital Plan. Prior to the FHLBank’s implementation of the new capital regulations, the prior capital rules were in effect. In particular, the FHLBank Act required members to purchase capital stock equal to the greater of 1.0% of their mortgage-related assets or 5.0% of outstanding FHLBank advances. The GLB Act removed the provision that required a non-thrift member to purchase additional stock to borrow from the FHLBank if the non-thrift member’s mortgage-related assets were less than 65.0% of total assets. The FHLBank, at its discretion, can repurchase at par value any capital stock greater than a member’s requirement or allow the member to sell the excess capital stock at par value to another member of the FHLBank.

     Dividends. The FHLBank’s Board of Directors in consultation with the Office of Supervision of the Finance Board has agreed to limit dividend payments as part of the FHLBank’s retained earnings policy. The dividends are currently limited to 50% of net income. Dividends may be paid in either capital stock or cash. The FHLBank has historically paid cash dividends only. At December 31, 2004, the FHLBank was in compliance with its statutory minimum capital requirements.

     Accumulated other comprehensive loss. The following table summarizes the components of accumulated other comprehensive loss at December 31, (in thousands):

	2004	2003
Deferred compensation	$(175)	$(103)
Net unrealized gains on available-for-sale securities	282	(470)
Net unrealized loss relating to hedging activities	(16,834)	(11,599)

Total	$(16,727)	$(12,172)

Note 16—Employee Retirement Plans

     The FHLBank participates in the Financial Institutions Retirement Fund (FIRF), a defined-benefit plan. The plan covers substantially all officers and employees of the FHLBank. The FHLBank’s contributions to FIRF through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, FIRF suspended employer contributions for all plan years ending after June 30, 1987 through June 30, 2002. Contributions to the plan resumed in 2002. Funding and administrative costs of FIRF charged to other operating expenses were $2.8 million, $1.7 million, and $1.1 million for the years ended December 31, 2004, 2003, and 2002, respectively. FIRF is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to the FHLBank cannot be made.

     The FHLBank also participates in the Financial Institutions Thrift Plan, a defined contribution plan. The FHLBank’s contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. The FHLBank contributed $532 thousand, $491 thousand, and $473 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.

     In addition, the FHLBank maintains a deferred compensation plan, available to select employees, which is, in substance, an unfunded supplemental retirement plan. The plan’s liability consists of the accumulated compensation deferrals and accrued earnings on the deferrals. The FHLBank’s minimum obligation from these plans was $8.3 million and $7.2 million at December 31, 2004 and 2003, respectively. Operating expense includes deferred compensation and accrued earnings of $734 thousand, $689 thousand, and $826 thousand for the years ended December 31, 2004, 2003, and 2002, respectively.

     Post-retirement Benefits. The FHLBank sponsors a retiree benefits program that includes health care and life insurance benefits for eligible retirees. Retirees contribute to the cost of health care coverage until age 65; life insurance is provided at the FHLBank’s expense.

     Employees who retired prior to January 1, 1992 receive health care benefits at the FHLBank’s expense after age 65. Employees retiring after January 1, 1992, are required to contribute toward the cost of health care benefits above the established expense caps after attaining age 65. Those retiring after January 1, 1992, are also required to meet specific eligibility requirements of age 60 with ten years of service at the time of retirement to be eligible for retiree health and life insurance benefits. The approximate Accumulated Post-Retirement Benefit Obligation (APBO) as of December 31, 2004 is $3.1 million. The FHLBank does not have any plan assets, unrecognized prior service cost or any unrecognized transitional obligation as of December 31, 2004.

     The following table sets forth the changes in benefit obligation and plan assets (in thousands):

	Supplemental		Post-retirement
	Retirement		Health Benefit
	Plan		Plan
	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$3,717	$3,261	$3,050	$1,979
Service cost	168	228	72	31
Interest cost	196	228	177	122
Actuarial loss (gain)	(806)	—	(30)	536
Amendment to benefit policy	—	—	—	549 (1)
Benefits paid	(172)	—	(196)	(167)

Benefit obligation at end of year	$3,103	$3,717	$3,073	$3,050

Change in plan assets
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Employer contribution	86	—	196	167
Benefits paid	(86)	—	(196)	(167)

Fair value of plan assets at end of year	$—	$—	$—	$—

Funded status (2)	$(3,103)	$(3,717)	$(3,073)	$(3,050)
Unrecognized net actuarial loss	491	1,323	854	922
Unrecognized prior service cost (benefit)	(71)	(23)	529	569

Net amount recognized	$(2,683)	$(2,417)	$(1,690)	$(1,559)

(1)	Actuarially calculated effect of change in employer/retiree benefit contribution rates.

(2)	Future funding available from general FHLBank assets.

     Amounts recognized in the Statement of Condition for the FHLBank’s supplemental retirement plan at December 31, 2004 and 2003 were (in thousands):

	2004	2003
Accrued benefit liability	$(2,858)	$(2,520)
Net amount recognized	2,683	2,417

Accumulated other comprehensive loss(1)	$(175)	$(103)

(1)	The change in this amount is reflected in other comprehensive income (loss) on the Statement of Changes in Capital.

     Components of the net periodic pension cost for the FHLBank’s supplemental retirement and post-retirement health plan for the years ended December 31, 2004, 2003 and 2002 were (in thousands):

	Supplemental Retirement Plan			Post-retirement Health Benefit Plan
	2004	2003	2002	2004	2003	2002
Service cost	$168	$228	$237	$72	$31	$25
Interest cost	196	228	204	177	122	119
Amortization of unrecognized prior service cost	48	48	48	39	2	—

Amortization of unrecognized net loss	26	111	126	40	14	—

Net periodic benefit cost	$438	$615	$615	$328	$169	$144

     The measurement date used to determine current year’s benefit obligation was December 31, 2004.

     Key assumptions and other information for the actuarial calculations for the FHLBank’s supplemental retirement plan for the years ended December 31, 2004 and 2003 were:

	2004	2003
Discount rate	5.75%	7.00%
Salary increases	5.00%	5.00%
Amortization period in years	9	10
Benefits paid during the year	$86,000	$—

     Key assumptions and other information for the FHLBank’s post-retirement health benefits plan for the years ended December 31, 2004 and 2003 were:

	2004	2003
Weighted average discount rate	5.75%	6.00%
Health care cost trend rates:
Assumed for next year	9.00%	10.00%
Ultimate rate	5.00%	5.00%
Year that ultimate rate is reached	2008	2009

     The effect of a percentage point increase in the assumed healthcare trend rates would be to increase postretirement benefit expense by $37 thousand and to increase accumulated post-retirement benefit obligation (APBO) by $277 thousand. The effect of a percentage point decrease in the assumed healthcare trend rates would be to decrease postretirement benefit expense by $31 thousand and to decrease APBO by $238 thousand.

     Estimated Future Benefit Payments.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

	Supplemental	Post-retirement
	Retirement	Health Benefit
	Plan	Plan
2005	$243	$194
2006	167	200
2007	179	208
2008	201	211
2009	225	214
Thereafter	1,515	1,150

Note 17—Derivatives and Hedging Activities

     The FHLBank may enter into interest rate swaps (including callable and putable swaps), swaptions, interest rate cap and floor agreements, calls and puts (collectively, derivatives) to manage its exposure to changes in interest rates.

     The FHLBank may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. The FHLBank uses derivatives in several ways: by designating them as either a fair value or cash flow hedge of an underlying financial instrument or a forecasted transaction, by acting as an intermediary, or in asset/liability management (i.e., an economic hedge). For example, the FHLBank uses derivatives in its overall interest rate risk management to adjust the interest rate sensitivity of consolidated obligations to approximate more closely the interest rate sensitivity of assets (loans to members, investments, and mortgage loans), and/or to adjust the interest rate sensitivity of loans to members, investments, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities.

     In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, the FHLBank also uses derivatives as follows: (1) to manage embedded options in assets and liabilities, (2) to hedge the market value of existing assets and liabilities and anticipated transactions, (3) to hedge the duration risk of prepayable instruments, (4) to exactly offset other derivatives executed with members (the FHLBank serves as an intermediary) and (5) to reduce funding costs.

     An economic hedge is defined as a derivative hedging specific or non-specific underlying assets, liabilities, or firm commitments that does not qualify or was not designated for hedge accounting, but is an acceptable hedging strategy under the FHLBank’s risk management program. Economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. An economic hedge by definition introduces the potential for earnings variability due to the changes in fair value recorded on the derivatives that are not offset by corresponding changes in the value of the economically hedged assets, liabilities, or firm commitments.

     Consistent with Finance Board regulation, the FHLBank enters into derivatives only to reduce the risk exposures inherent in otherwise unhedged assets and funding positions, to achieve the FHLBank’s risk management objectives, or to act as an intermediary between members and counterparties. FHLBank management uses derivatives when they are considered to be the most cost-effective alternative to achieve the FHLBank’s financial and risk management objectives. Accordingly, the FHLBank may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, the FHLBank recognizes only the change in fair value of these derivatives in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset, liability, or firm commitment.

     For the years ended December 31, 2004, 2003 and 2002, the FHLBank recorded net realized and unrealized gain (loss) on derivatives and hedging activities of $31.2 million, $(39.8) million, and $(109.9) million, respectively, in other income. Net realized and unrealized gain (loss) on derivatives and hedging activities for the years ended December 31, 2004, 2003 and 2002 are as follows:

     Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

	For the Year Ended
(in thousands)	2004	2003	2002
Gains (losses) related to fair value hedge ineffectiveness	$21,289	$(2,339)	$6,905
Net gains (losses) on firm commitment no longer qualifying as fair value hedge accounting		—	(3,020)
Gains (losses) on economic hedges	9,899	(35,027)	(113,494)
Gains (losses) related to cash flow hedge ineffectiveness	(6)	(2,425)	(260)

Net gains (losses) on derivatives and hedging activities	$31,182	$(39,791)	$(109,869)

     The overall rising rate environment in 2004 as well as increased levels of notional amounts outstanding caused increased net gains related to fair value hedge ineffectiveness as most of the FHLBank’s assets are hedged with pay fixed receive floating rate (3-month Libor) swaps. The FHLBank’s economic hedges have been reduced significantly in 2004.

     No material amounts for the years ended December 31, 2004, 2003 and 2002 were reclassified into earnings as a result of the discontinuance of cash flow hedges because it became probable that the original forecasted transactions would not occur by the end of the originally specified time period or within a two month period thereafter. As of December 31, 2004, the deferred net gains (losses) on derivative instruments accumulated in other comprehensive income expected to be reclassified to earnings during the next twelve months is not material. Normally, the maximum length of time over which the FHLBank hedges its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, is 45 days or less. The FHLBank did not have any hedges related to the exposure to the variability in future flows for forecasted transactions at December 31, 2004.

     The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2004 and 2003 (in thousands):

	2004		2003
		Estimated		Estimated
	Notional	Fair Value	Notional	Fair Value
Interest Rate Swaps:
Fair Value	$52,644,233	$(544,391)	$46,036,705	$(1,129,043)
Economic	585,479	(5,248)	2,382,018	(8,341)
Intermediation	368,802	754	435,824	556
Interest Rate Swaptions:
Economic	1,046,000	387	240,000	—
Interest Rate Caps/Floors:
Cash Flow	400,000	1,151	400,000	4,168
Economic	3,175,000	859	3,525,000	1,302
Interest Rate Forward Settlement Agreements:
Fair Value	77,000	106	290,000	142
Mortgage Delivery Commitments:
Economic	15,364	32	465,062	961
Other:
Economic	—	—	457,450	(1,012)
Embedded Derivatives	30,000	464	30,000	(118)

Total	$58,341,878	$(545,886)	$54,262,059	$(1,131,385)

Total derivatives excluding accrued interest		$(545,886)		$(1,131,385)
Accrued interest		52,910		54,393

Net derivative balances		$(492,976)		$(1,076,992)

Net derivative asset balances		$147,180		$164,972
Net derivative liability balances		(640,156)		(1,241,964)

Net derivative balances		$(492,976)		$(1,076,992)

     Hedging Activities. The FHLBank documents all relationships between derivative hedging instruments and hedged items, its risk management objectives and strategies for undertaking various hedge transactions, and its method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value or cash flow hedges to: (1) assets and liabilities on the balance sheet, (2) firm commitments, or (3) forecasted transactions. The FHLBank also formally assesses (both at the hedge’s inception and monthly) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value or cash flows of hedged items and whether those derivatives may be expected to remain effective in future periods. The FHLBank typically uses regression analyses and other statistical analyses to assess the effectiveness of its hedges.

     The FHLBank discontinues hedge accounting prospectively when: (1) it determines that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur in the originally expected period; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

     The FHLBank is not a derivative dealer and thus does not trade derivatives for short-term profit.

     Consolidated Obligations. While consolidated obligations are the joint and several obligations of the FHLBanks, each FHLBank has consolidated obligations for which it is the primary obligor. The FHLBank enters into derivatives to hedge the interest rate risk associated with its specific debt issuances.

     For instance, in a typical transaction, fixed-rate consolidated obligations are issued for one or more FHLBanks, and the FHLBank simultaneously enters into a matching derivative in which the counterparty pays fixed cash flows to the FHLBank designed to mirror in timing and amount the cash outflows the FHLBank pays on the consolidated obligation. These transactions are treated as fair value hedges. In this typical transaction, the FHLBank pays a variable cash flow that closely matches the interest payments it receives on short-term or variable-rate loans to members, typically 3-month LIBOR. This intermediation between the capital and derivative markets permits the FHLBank to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate consolidated obligations in the capital markets.

     Loans to Members. With issuances of convertible loans to members, the FHLBank may purchase from the member a put option that enables the FHLBank to convert a loan to member from a fixed rate to a floating rate if interest rates increase or to terminate the loan to member and extend additional credit on new terms. The FHLBank may hedge a convertible loan to a member by entering into a cancelable derivative in which the FHLBank pays a fixed rate and receives a variable rate. This type of hedge is treated as a fair value hedge. The derivative counterparty may cancel the derivative on the put date, an option the counterparty normally would exercise in a rising rate environment, and the FHLBank can convert the loan to member to a floating rate.

     The optionality embedded in certain financial instruments held by the FHLBank can create interest rate risk. When a member prepays a loan, the FHLBank could suffer lower future income if the principal portion of the prepaid loan were re-invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, the FHLBank generally charges a prepayment fee that makes it financially indifferent to a member’s decision to prepay a loan. When the FHLBank offers loans that a member may prepay without a prepayment fee (other than short-term loans), it usually finances such loans with callable debt or otherwise hedges this option.

     Mortgage Loans. The FHLBank invests in fixed-rate mortgage loans. The prepayment options embedded in mortgage loans can result in extensions or contractions in the expected repayment of these loans, depending on changes in estimated prepayment speeds. The FHLBank manages the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. The FHLBank issues both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans. The FHLBank may use derivatives to attempt to match the expected prepayment characteristics of the mortgages. Interest rate swaps, to the extent the payments on the mortgages result in simultaneous reduction of the notional amount on the swaps, may receive fair value hedge accounting under which changes in the fair value of the swaps and changes in the fair value of the mortgages that are attributable to the hedged risk, are recorded in current period earnings in other income.

     Options may also be used to hedge prepayment risk on the mortgages, many of which are not identified to specific mortgages and, therefore, do not receive fair value or cash flow hedge accounting treatment. The options are marked-to-market through current earnings and presented in the Statement of Operations as “net realized and unrealized gain (loss) on derivatives and hedging activities.” The FHLBank may also purchase interest rate caps and floors, swaptions, callable swaps, calls, and puts to minimize the prepayment risk embedded in the mortgage loans. Although these derivatives are valid economic hedges against the prepayment risk of the loans, they are not specifically linked to individual loans and, therefore, do not receive either fair value or cash flow hedge accounting. The derivatives are marked-to-market through current period earnings in other income.

     Anticipated Streams of Future Cash Flows. The FHLBank may enter into an option to hedge a specified future variable cash stream as a result of rolling over short-term, fixed-rate financial instruments such as discount notes. The option will effectively cap the variable cash stream at a predetermined target rate.

     Firm Commitment Strategies. Prior to July 1, 2003, the FHLBank hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market value characteristics. The FHLBank normally hedged these commitments by selling mortgage-backed securities to be announced (TBA MBS) or other derivatives for forward settlement. A TBA represents a forward contract for the sale of mortgage-backed securities at a future agreed-upon date. Upon the expiration of the mortgage purchase commitment, the FHLBank purchases the TBA to close the hedged position. When the derivative was settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair value hedge. Mortgage purchase commitments entered into after June 30, 2003 are considered derivatives. Accordingly, both the mortgage purchase commitment and the derivatives used in the firm commitment hedging strategy are recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in the current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

     The FHLBank may designate these mortgage purchase commitments as a cash flow hedge of the anticipated purchase of mortgage loans. The change in value of the delivery commitment is recorded in accumulated comprehensive income in the Statement of Condition. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan. The basis adjustments on the resulting performing loans and the balance in accumulated other comprehensive income are then amortized into net interest income in offsetting amounts over the life of these loans.

     The FHLBank may also hedge a firm commitment for a forward starting loan to a member through the use of an interest rate swap. In this case, the swap will function as the hedging instrument for both the firm commitment and the subsequent loan to member. The basis movement associated with the firm commitment will be rolled into the basis of the loan at the time the commitment is terminated and the loan is issued. The basis adjustment will then be amortized into interest income over the life of the loan to member.

     Investments. The FHLBank invests in U.S. Treasury, U.S. agency securities, mortgage-backed securities, and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. The FHLBank may manage the prepayment and interest rate risk by funding investment securities with consolidated obligations that have call features or by hedging the prepayment risk with caps or floors, callable swaps or swaptions. These investment securities may be classified as held-to-maturity, available-for-sale or trading securities.

     The FHLBank may also manage the risk arising from changing market prices or cash flows of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value or cash flows of the securities. The market value changes of both the trading securities and the associated derivatives are included in other income in the Statement of Operations and presented as part of the “net gains (loss) on trading securities” and “net realized and unrealized gain (loss) on derivatives and hedging activities.”

     Anticipated Debt Issuance. The FHLBank may enter into interest rate swaps for the anticipated issuance of fixed-rate bonds to lock in the cost of funding. The interest rate swap is terminated upon issuance of the fixed-rate bond, with the realized gain or loss on the interest rate swap recorded in other comprehensive income. Realized gains and losses reported in accumulated other comprehensive income are recognized as interest income or interest expense in the periods in which earnings are affected by the cash flows of the fixed-rate bonds.

     Intermediation. To assist its members in meeting their hedging needs, the FHLBank acts as an intermediary between the members and other counterparties by entering into offsetting derivatives. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for hedge accounting treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect the operating results of the FHLBank. These amounts are recorded in other income and presented as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

     Derivatives in which the FHLBank is an intermediary may arise when the FHLBank: (1) enters into derivatives with members and offsetting derivatives with other counterparties to meet the needs of members, and (2) enters into derivatives to offset the economic effect of other derivatives that are no longer designated to either loans to members, investments, or consolidated obligations.

     The notional amount of derivatives in which the FHLBank was an intermediary is $368.8 million and $435.8 million at December 31, 2004 and 2003, respectively. The net fair value of derivatives in which the FHLBank was an intermediary is $754 thousand and $556 thousand at December 31, 2004 and 2003, respectively.

     Credit Risk. (Note: Information presented excludes BOB related loan balances and activity.) The FHLBank is subject to credit risk due to the risk of nonperformance by counterparties to the derivative agreements. The degree of counterparty risk on derivative agreements depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. The FHLBank manages counterparty credit risk through credit analysis and collateral requirements and by following the requirements set forth in Finance Board regulations. Based on credit analyses and collateral requirements, the management of the FHLBank does not anticipate any credit losses on its derivative agreements.

     The contractual or notional amount of derivatives reflects the involvement of the FHLBank in the various classes of financial instruments. The notional amount of derivatives does not measure the credit risk exposure of the FHLBank. The maximum credit exposure of the FHLBank is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing the derivative contract if the counterparty defaults, and the related collateral, if any, is of no value to the FHLBank.

     At December 31, 2004 and 2003, the FHLBank’s maximum credit risk, as defined above, was approximately $147.2 million and $165 million, respectively. These totals include $20.3 million and $31.0 million, respectively, of net accrued interest receivable. In determining maximum credit risk, the FHLBank considers accrued interest receivables and payables, and the legal right to offset assets and liabilities by counterparty. The FHLBank held securities and cash with a fair value of $109.0 million and $105.1 million as collateral as of December 31, 2004 and 2003, respectively. Two counterparties comprise 44% and 27% of the FHLBank’s total credit risk when measured after consideration for related collateral as of December 31, 2004. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to the FHLBank, as evidenced by a written security agreement and held by the member institution for the benefit of the FHLBank.

     The FHLBank transacts most of its derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute consolidated obligations. Note 22 discusses assets pledged by the FHLBank to these counterparties.

Note 18—Transactions with Related Parties

     The FHLBank is a cooperative whose member institutions own the capital stock of the FHLBank and may receive dividends on their investments. In addition, certain former members that still have outstanding transactions are also required to maintain their investment in FHLBank capital stock until the transactions mature or are paid off. All loans are granted to members, and all mortgage loans held for portfolio are purchased from members. The FHLBank also maintains demand deposit accounts for members primarily to facilitate settlement activities that are directly related to loans to members and mortgage loan purchases. All transactions with members are entered into in the normal course of business. In instances where the member also has an officer who is a director of the FHLBank, those transactions are subject to the same eligibility and credit criteria, as well as the same terms and conditions, as all other transactions. In accordance with Statement of Financial Accounting Standards (SFAS) No. 57, Related Party Disclosures, the FHLBank defines related parties as other FHLBanks in the System, members with capital stock outstanding in excess of 10% of total capital stock outstanding, and members that have an officer who is a director of the FHLBank,.

     The following table includes significant outstanding related party member balances as of December 31,

(in thousands)	2004	2003
Loans to members	$11,421,087	$13,029,738
Total deposits	14,787	82,324
Capital stock	691,959	770,429

     Total mortgage loan volume purchased from related party members during the years ended December 31, 2004, 2003 and 2002 was $61.8 million, $193.7 million and $102.6 million, respectively.

     From time to time, the FHLBank may borrow from or lend to other FHLBanks on a short term uncollateralized basis (See Note 13). The following table includes gross amounts transacted under these arrangements during the years ended December 31,

(in millions)	2004	2003	2002
Borrowed from other FHLBanks	$28,548	$47,428	$29,886
Repaid to other FHLBanks	28,608	47,368	29,886
Loaned to other FHLBanks	1,121	3,661	1,285
Repaid by other FHLBanks	1,121	3,851	1,095

Note 19—Estimated Fair Values

     The following estimated fair value amounts have been determined by the FHLBank using available market information and the FHLBank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the FHLBank as of December 31, 2004 and 2003. Although the FHLBank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology. For example, because an active secondary market does not exist for a portion of the FHLBank’s financial instruments, in certain cases fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The Fair Value Summary Tables do not represent an estimate of the overall market value of the FHLBank. A going concern value would take into account future business opportunities.

     Cash and due from banks. The estimated fair value approximates the recorded book balance.

     Interest-bearing deposits and investment securities. The estimated fair value is determined based on quoted prices, excluding accrued interest, as of the last business day of the year. When quoted prices are not available, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

     Federal funds sold. The estimated fair value is determined by calculating the present value of the expected future cash flows for instruments with more than three months to maturity. The discount rates used in these calculations are the rates for Federal funds with similar terms. The estimated fair value approximates the recorded book balance of Federal funds with three months or less to maturity.

     Loans to members and other loans. The FHLBank determines the estimated fair value of loans to members with fixed rates and more than three months to maturity and loans to members with complex floating rates by calculating the present value of expected future cash flows from the loans and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement loan rates for loans to members with similar terms. Under the Finance Board’s regulations, loans to members with a maturity and repricing period greater than six months require a prepayment fee sufficient to make the FHLBank financially indifferent to the borrower’s decision to prepay the loans. Therefore, the estimated fair value of loans to members does not assume prepayment risk. The estimated fair value approximates the recorded book balance of loans to members with floating rates and fixed rates with three months or less to maturity or repricing.

     Mortgage loans held for portfolio. The estimated fair values for mortgage loans are determined based on quoted market prices of similar mortgage loans. These prices, however, can change rapidly based upon market conditions and are highly dependent upon the underlying prepayment assumptions.

     Accrued interest receivable and payable. The estimated fair value approximates the recorded book value.

     Derivative assets/liabilities. The FHLBank bases the estimated fair values of derivatives with similar terms or available market prices including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using techniques such as discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are highly subjective and require judgments regarding significant matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. Changes in these judgments often have a material effect on the fair value estimates. Because these estimates are made as of a specific point in time, they are susceptible to material near term changes. The fair values are netted by counterparty where such legal right exists. If these netted amounts are positive, they are classified as an asset and if negative, a liability.

     Deposits. The FHLBank determines estimated fair values of FHLBank deposits with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the deposits and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of deposits with similar terms. The estimated fair value approximates the recorded book balance for deposits with floating rates and fixed rates with three months or less to maturity or repricing.

     Consolidated obligations. The FHLBank estimates fair values based on the cost of raising comparable term debt. The estimated cost of issuing debt includes non-interest selling costs.

     Borrowings. The FHLBank determines the estimated fair value of borrowings with fixed rates and more than three months to maturity by calculating the present value of expected future cash flows from the borrowings and reducing this amount for accrued interest payable. The discount rates used in these calculations are the cost of borrowings with similar terms. For borrowings with floating rates and fixed rates with three months or less to maturity or repricing, the estimated fair value approximates the recorded book balance.

     Mandatorily Redeemable Capital Stock. The fair value of capital stock subject to mandatory redemption is generally equal to par value. Fair value also includes accrued interest at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared dividends pertaining to such stock. Stocks can be acquired by members only at par value and redeemed or repurchased at par value. Stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure of the FHLBank.

     Commitments. The estimated fair value of the FHLBank’s commitments to extend credit, including letters of credit, was immaterial at December 31, 2004 and 2003. The estimated fair value of the FHLBank’s commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The estimated fair value of standby letters of credit is based on the present value of fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties. The FHLBank currently has no fees associated with commitments and letters of credit.

     The carrying value and estimated fair values of the FHLBank’s financial instruments at December 31, 2004, were as follows (in thousands):

2004 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$92,224	$—	$92,224
Interest-bearing deposits	1,347,009	(141)	1,346,868
Federal funds sold	2,255,000	(271)	2,254,729
Held-to-maturity securities	8,386,425	(125,619)	8,260,806
Available-for-sale securities	626,607	—	626,607
Trading securities	311,306	—	311,306
Loans to members	38,989,126	(14,208)	38,974,918
Mortgage loans held for portfolio, net	8,664,551	126,544	8,791,095
Accrued interest receivable	528,092	—	528,092
Derivative assets	147,180	—	147,180
Other Assets (1)	51,392	—	51,392

Liabilities:
Deposits	$1,018,600	—	$1,018,600
Mandatorily redeemable capital stock	18,208	—	18,208
Consolidated obligations:
Discount notes	15,160,634	(2,327)	15,158,307
Bonds	41,383,521	(25,326)	41,358,195
Accrued interest payable	299,988	—	299,988
Derivative liabilities	640,156	—	640,156
Other liabilities	99,227	—	99,227

(1) Includes BOB loans.

The carrying value and estimated fair values of the FHLBank’s financial instruments at December 31, 2003, were as follows (in thousands):

2003 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$83,421	$—	$83,421
Interest-bearing deposits	835,327	(23)	835,304
Federal funds sold	1,000,000	—	1,000,000
Held-to-maturity securities	7,444,474	(33,144)	7,411,330
Trading securities	357,515	—	357,515
Securities held at fair value	354,626	—	354,626
Loans to members	34,671,987	(13,891)	34,658,096
Mortgage loans held for portfolio, net	8,065,285	83,020	8,148,305
Accrued interest receivable	489,841	—	489,841
Derivative assets	164,972	—	164,972
Other assets (1)	51,611	—	51,611

Liabilities:
Deposits	$1,306,374	—	$1,306,374
Loans from other FHLBanks	60,000	—	60,000
Consolidated obligations:
Discount notes	11,536,705	(97)	11,536,608
Bonds	36,621,817	113,771	36,735,588
Accrued interest payable	311,899	—	311,899
Derivative liabilities	1,241,964	—	1,241,964
Other Liabilities	67,758	—	67,758

(1)	Includes BOB loans.

Note 20—Earnings per Share of Capital

     The following table sets forth the computation of earnings per share of capital (in thousands):

	Years Ended December 31,
	2004	2003	2002
Income before cumulative effect of change in accounting principle	$92,313	$27,706	$48,050
Cumulative effect of change in accounting principle	8,413	—	—

Net Income available to stockholders	$100,726	$27,706	$48,050
Weighted average number of shares of capital used to calculate earnings per share(1)	26,265	22,943	19,516

Earnings per share of capital before cumulative effect of change in accounting principle	$3.51	$1.21	$2.46
Cumulative effect of change in accounting principle	.32	—	—

Basic and diluted earnings per share of capital	$3.83	$1.21	$2.46

(1) Does not include shares reclassified as liabilities.

Note 21—Segments

     The FHLBank operates two segments differentiated by products. The first segment entitled Traditional Member Finance houses a majority of the FHLBank’s activities, including but not limited to, providing loans to members; investment;

and deposits products. MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

     Results of segments are presented based on management accounting practices and the FHLBank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other FHLBanks or any other company.

     The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Net mortgage loans held for portfolio are the only significant assets related to the operations of the Mortgage Finance segment. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses is totally allocated to the Mortgage Finance segment which is consistent with management’s assessment of the risk inherent in the loan portfolio. Derivatives are allocated to segments consistent with hedging strategies.

     Cost incurred by support areas not directly aligned with the segment are allocated based on estimated usage of services.

     The following table sets forth the FHLBank’s financial performance by operating segment for the years ended December 31, 2004 and 2003 (in thousands). BOB related loans are grouped with “Other assets” on the Statement of Condition. BOB related income is recorded net of the provision for loss and grouped with “Other income” on the Statement of Operations.

	Traditional	MPF®or
	Member	Mortgage
	Finance	Finance	Total
2004
Net interest income	$109,040	$25,522	$134,562
Provision for credit losses on mortgage loans	—	(166)	(166)
Other income	36,833	(1,310)	35,523
Other expenses	(38,322)	(2,911)	(41,233)

Income before assessments	107,551	21,135	128,686
Affordable Housing Program	9,466	1,725	11,191
REFCORP	21,300	3,882	25,182

Total assessments	30,766	5,607	36,373

Net income before cumulative effect of change in accounting principle	$76,785	$15,528	$92,313

2004
Total assets	$52,734,361	$8,664,551	$61,398,912

2003
Net interest income	$93,759	$18,248	$112,007
Provision for credit losses on mortgage loans	—	147	147
Other income/(loss)	(13,904)	(22,517)	(36,421)
Other expenses	(36,389)	(1,634)	(38,023)

Income before assessments	43,466	(5,756)	37,710
Affordable Housing Program	3,548	(470)	3,078
REFCORP	7,983	(1,057)	6,926

Total assessments	11,531	(1,527)	10,004

Net income before cumulative effect of change in accounting principle	$31,935	$(4,229)	$27,706

2003
Total assets	$45,453,774	$8,065,285	$53,519,059

Note 22—Commitments and Contingencies

     As described in Note 14, the twelve FHLBanks have joint and several liability for all the consolidated obligations issued on their behalf. Accordingly, should one or more of the FHLBanks be unable to repay its participation in the consolidated obligations, each of the other FHLBanks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. The FHLBank does not recognize a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations.

     The FHLBank considered the guidance under FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (FIN 45), and determined it was not necessary to recognize the fair value of the FHLBank’s joint and several liability for all of the consolidated obligations. The FHLBank considers the joint and several liability as a related party guarantee. Related party guarantees meet the recognition scope exceptions in FIN 45. Accordingly, the FHLBank has not recognized a liability for its joint and several obligation related to other FHLBanks’ consolidated obligations at December 31, 2004 and 2003. In addition to the consolidated obligations recognized on the FHLBank’s Statement of Condition, the par amounts of the FHLBanks’ outstanding consolidated obligations for which the FHLBank is jointly and severally liable, were approximately $809.1 billion and $707.6 billion at December 31, 2004 and 2003, respectively.

     Commitments that legally bind and unconditionally obligate the FHLBank for additional loans to members totaled approximately $114.8 million and $309.9 million at December 31, 2004 and 2003, respectively. Commitments generally are for periods up to 12 months. Standby letters of credit are executed for members for a fee. A standby letter of credit is a short-term financing arrangement between the FHLBank and its member. If the FHLBank is required to make payment for a beneficiary’s draw, these amounts are converted into a collateralized loan to the member. Outstanding standby letters of credit were approximately $277.9 million and $123.6 million at December 31, 2004 and 2003, respectively, and had original terms of up to six years with a final expiration in 2007. Based on management’s credit analyses and collateral requirements, the FHLBank does not deem it necessary to have any additional liability on these commitments and letters of credit. Commitments and letters of credit are fully collateralized at the time of issuance (see Note 8).

     Commitments that unconditionally obligate the FHLBank to fund/purchase mortgage loans totaled $15.4 million and $465.0 million at December 31, 2004 and 2003, respectively. Commitments are generally for periods not to exceed 365 days. Commitments entered into after June 30, 2003, were recorded as derivatives at their fair value.

     The FHLBank generally executes derivatives with major banks and broker-dealers and generally enters into bilateral collateral agreements. As of December 31, 2004, the FHLBank had pledged, as collateral, cash and securities with a book value of $408.4 million to broker-dealers that have market risk exposure from the FHLBank related to interest rate exchange agreements.

     The FHLBank charged to operating expenses net rental costs of approximately $2.2 million, $2.1 million, and $2.2 million for the years ended December 31, 2004, 2003, and 2002, respectively. Future minimum rentals at December 31, 2004, were as follows (in thousands):

Year	Premises	Equipment	Total
2005	$2,235	$150	$2,385
2006	2,213	8	2,221
2007	2,207	2	2,209
2008	2,144	—	2,144
2009	2,144	—	2,144
Thereafter	715	—	715

Total	$11,658	$160	$11,818

     Lease agreements for FHLBank premises generally provide for increases in the basic rentals resulting from increases in property taxes and maintenance expenses. Such increases are not expected to have a material effect on the FHLBank.

     The FHLBank has committed at December 31, 2004, to issue or purchase in 2005 the following financial instruments (in thousands):

Consolidated obligations	$502,000
Derivatives (notional)	$527,000

     Notes 1, 8, 9, 10, 14, 15, 16, and 17 discuss other commitments and contingencies.

Note 23—Other Developments

     The FHLBank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the FHLBank’s financial condition or results of operations.

SUPPLEMENTAL INFORMATION (unaudited)

Supplementary financial data for each full quarter within the two years ended December 31, 2004, are included in the below tables. BOB related loans are grouped with “Other assets” on the Statement of Condition. BOB related income is recorded net of the provision for loss and grouped with “Other income” on the Statement of Operations.

(dollars in thousands)	March 31	June 30	September 30	December 31
2004
Interest income	$251,510	$258,482	$322,012	$380,675
Interest expense	226,033	235,428	283,309	333,347

Net interest income before provision	25,477	23,054	38,703	47,328
Provision for credit loss	12	(42)	83	113

Net interest income after provision	25,465	23,096	38,620	47,215
Non-interest income	16,866	3,171	5,041	10,445
Non-interest expense	21,148	13,599	21,046	21,813

Income before cumulative effect of change in accounting principle	21,183	12,668	22,615	35,847
Cumulative effect of change in accounting principle	8,413	—	—	—

Net income	$29,596	$12,668	$22,615	$35,847

2003
Interest income (a)	$263,933	$260,927	$240,424	$237,435
Interest expense	224,217	235,638	212,257	218,600

Net interest income before provision	39,716	25,289	28,167	18,835
Provision for credit loss	511	400	(1,161)	103

Net interest income after provision	39,205	24,889	29,328	18,732
Non-interest income (a)	(8,008)	(10,602)	(29,375)	11,564
Non-interest expense	15,886	11,913	6,737	13,491

Net income	$15,311	$2,374	$(6,784)	$16,805

(a)	Interest income increased and non-interest income decreased by $332, $185, $3,054 and $3,300 as a result of the reclassification of prepayment fee income for the quarters ended March 31, June 30, September 30 and December 31, 2003, respectively.

Supplementary financial data on the FHLBank’s investment securities for the year ended December 31 are included in the tables below.

(dollars in thousands)	2004	2003	2002
Held-to-maturity securities:
Mortgage-backed securities	$7,552,014	$5,893,675	$5,013,577
U.S. government and federal agencies	210,598	696,612	1,548,235
States or local housing agency obligations	553,874	614,298	426,347
Commercial paper	69,939	239,889	—

Total held-to-maturity securities	$8,386,425	$7,444,474	$6,988,159

(dollars in thousands)	2004	2003	2002
Available-for-sale securities:
Mortgage-backed securities	$626,607	$357,515	$320,516
U.S. government and federal agencies	—	—	100,000

Total available-for-sale securities	$626,607	$357,515	$420,516

(dollars in thousands)	2004	2003	2002
Trading securities:
Mortgage-backed securities	$89,306	$132,626	$218,344
U.S. government and federal agencies	—	—	782,769
States or local housing agency obligations	222,000	222,000	222,000

Total trading securities	$311,306	$354,626	$1,223,113

As of December 31, 2004, held-to-maturity securities had the following maturity and yield characteristics.

(dollars in thousands)	Book Value	Yield
U.S. government and federal agencies
Within one year	$200,000	3.90%
After one but within five years	10,598	7.56

	210,598	4.08

State or local housing agency obligations
After one but within five years	36,020	6.10
After five but within ten years	143,984	5.66
After ten years	373,870	2.86

	553,874	3.80

Mortgage-backed securities	7,552,014	3.96

Commercial paper
Within one year	69,939	2.37

Total held-to-maturity securities	$8,386,425	3.94%

As of December 31, 2004, available-for-sale securities had the following maturity and yield characteristics.

Mortgage-backed securities	$626,607	2.64%

Total available-for-sale securities	$626,607	2.64%

As of December 31, 2004, trading securities had the following maturity and yield characteristics.

(dollars in thousands)	Book Value	Yield
State or local housing agency obligations After one but within five years	$222,000	2.08%

Mortgage-backed securities	89,306	6.45

Total trading securities	$311,306	3.33%

As of December 31, 2004, the FHLBank held securities from the following issuers with a book value greater than 10% of FHLBank capital.

	Total	Total
Name of Issuer (dollars in thousands)	Book Value	Fair Value
Countrywide Home Loans	$669,412	$661,597
Structured Asset Securities Corporation	548,709	532,829
Structured Adjustable Rate Mortgage Loan Trust	490,751	489,171
Washington Mutual	467,802	459,167
Lehman ABS Corporation	439,180	417,762
J.P. Morgan Mortgage Trust	385,243	384,325
Pennsylvania Housing Finance Agency	373,870	376,167
Residential Accredit Loans Incorporated	369,743	363,990
Bear Stearns Adjustable Rate Mortgages	311,084	307,849
General Motors Acceptance Corporation	290,299	288,608
Wells Fargo Mortgage Backed Securities Trust	278,271	277,719

TOTAL	$4,624,364	$4,559,184

Loan Portfolio Analysis

(Note: Information presented excludes BOB related loan balances and activity.)

The FHLBank’s outstanding loans, nonperforming loans and loans 90 days or more past due and accruing interest for the years ended December 31 are as follows:

(dollars in thousands)	2004	2003	2002	2001	2000
Domestic:
Loans to members	$38,989,126	$34,671,987	$29,262,399	$29,315,410	$25,945,961

Real estate mortgages	$8,665,231	$8,065,799	$4,951,575	$1,838,556	$1,909,787

Nonperforming real estate mortgages	$13,608	$10,290	$1,814	$452	$28

Real estate mortgages past due, 90 days or more, and still accruing interest*	$22,530	$31,937	$9,604	$67,176	$—

All of the real estate mortgages held by the FHLBank are fixed rate.

The allowances for credit losses on real estate mortgage loans for the years ended December 31, are as follows:

(dollars in thousands)	2004	2003	2002	2001	2000

Domestic:
Balance at the beginning of period	$514	$661	$91	$15	$—
Charge-offs	—	—	—	—	—
Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	514	661	91	15	—
Provision/(benefit) for credit losses	166	(147)	570	76	15

Balance at end of period	$680	$514	$661	$91	$15

The ratio of net (charge-offs) recoveries to average loans outstanding was less than 1 basis point for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The allowance for loan loss is allocated expressly to real estate mortgages held by the FHLBank.

*Government loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent.

Borrowings with original maturities of one year or less are classified as short-term.

The following is a summary of short-term borrowings for each of the three years ended December 31:

(dollars in thousands)	2004	2003	2002
Federal funds purchased and loans from other
FHLBanks
Outstanding at year-end	$—	$60,000	$—
Weighted average rate at year-end	2.40%	0.91%	—
Daily average outstanding for the year	$226,018	$354,285	$159,973
Weighted average rate for the year	1.38%	1.18%	1.64%
Highest outstanding at any month-end	$2,377,000	$2,775,000	$460,000
Securities under repurchase agreements
Outstanding at year-end	$—	$—	$—
Weighted average rate at year-end	—	—	—
Daily average outstanding for the year	$3,048	$189,097	$349,563
Weighted average rate for the year	1.43%	1.17%	1.82%
Highest outstanding at any month-end	-0-	$699,409	$503,750
Discount notes
Outstanding at year-end	$15,160,634	$11,536,705	$10,394,875
Weighted average rate at year-end	2.09%	0.91%	1.11%
Daily average outstanding for the year	$14,741,227	$10,925,668	$10,361,896
Weighted average rate for the year	1.31%	12%	1.67%
Highest outstanding at any month-end	$18,650,485	$12,559,158	$13,498,298
Total short-term borrowings
Outstanding at year-end	$15,178,842	$11,596,705	$10,394,875
Weighted average rate at year-end	2.12%	0.91%	1.11%
Daily average outstanding for the year	$14,974,870	$11,469,050	$10,871,432
Weighted average rate for the year	1.31%	1.12%	1.67%

At December 31, 2004, time deposits in denominations of $100,000 or more totaled $750 thousand. The table below presents the maturities for time deposits in denominations of $100,000 or more:

Over 6
		Over 3 months	months but
By Remaining Maturity at December 31, 2004	3 months or	but within 6	within 12
(in thousands)	less	months	months	Total

Time certificates of deposit ($100,000 or more)	$750	$—	$—	$750

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CONDITION

(In thousands except par value)	March 31,	December 31,
	2005	2004
	(Unaudited)
ASSETS
Cash and due from banks	$55,646	$92,224
Interest-bearing deposits	679,366	1,341,147
Deposits with other FHLBanks for mortgage loan programs	6,071	5,862
Federal funds sold	2,502,000	2,255,000
Investments:
Trading securities	—	311,306
Available-for-sale securities	557,895	626,607
Held-to-maturity securities, at amortized cost, fair value of $8,584,451
and $8,260,806, respectively	8,737,970	8,386,425
Loans to members	37,766,906	38,989,126
Mortgage loans held for portfolio net of allowance for credit losses of $725 and $680, respectively	8,780,568	8,664,551
Accrued interest receivable	541,140	528,092
Premises and equipment, net	9,756	8,940
Derivative assets	160,987	147,180
Other assets	37,340	42,452

Total assets	$59,835,645	$61,398,912

LIABILITIES AND CAPITAL
LIABILITIES
Deposits:
Interest-bearing
Demand	$979,822	$952,129
Term	40,000	750
Other	104,141	64,040
Non-interest-bearing
Demand	1,468	1,681

Total deposits	1,125,431	1,018,600

Borrowings:
Loans from other FHLBanks	—	—
Mandatorily redeemable capital stock	18,208	18,208

Total borrowings	18,208	18,208

Consolidated obligations, net:
Bonds	42,312,954	41,383,521
Discount notes	13,030,463	15,160,634

Total consolidated obligations, net	55,343,417	56,544,155

Accrued interest payable	316,872	299,988
Affordable Housing Program	26,984	23,362
Payable to REFCORP	9,761	8,941
Derivative liabilities	344,076	640,156
Other liabilities	61,665	66,924

Total liabilities	57,246,414	58,620,334

Commitments and contingencies	—	—

CAPITAL
Capital stock - putable ($100 par value) issued and outstanding shares:
24,873 and 26,958 shares, respectively	2,487,299	2,695,802
Retained earnings	116,394	99,503
Accumulated other comprehensive loss	(14,462)	(16,727)

Total capital	2,589,231	2,778,578

Total liabilities and capital	$59,835,645	$61,398,912

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF OPERATIONS

	Three Months Ended March 31,
(In thousands except for earnings per share)	2005	2004
	(Unaudited)	(Unaudited)
Interest income:
Loans to members	$247,412	$115,642
Prepayment fees on loans to members	603	222
Interest-bearing deposits	4,258	2,551
Deposits for mortgage loan programs with other FHLBanks	51	68
Federal funds sold	9,268	3,210
Investments:
Trading securities	2,700	2,819
Available-for-sale securities	4,175	1,435
Held-to-maturity securities	85,558	70,200
Mortgage loans held for portfolio	84,774	55,360
Loans to other FHLBanks	—	3

Total interest income	438,799	251,510

Interest expense:
Consolidated obligations	379,545	222,454
Deposits	6,292	2,818
Borrowings from other FHLBanks	173	305
Securities sold under agreements to repurchase	32	—
Other borrowings	675	457

Total interest expense	386,717	226,034

Net interest income before provision for credit losses on mortgage loans	52,082	25,476

Provision for credit losses on mortgage loans	44	12

Net interest income after provision for credit losses on mortgage loans	52,038	25,464

Other income:
Services fees	871	1,083
Net gain (loss) on trading securities	(999)	78
Net gain on sale of available-for-sale securities	—	—
Net gain on sale of held-to-maturity securities	—	2,576
Net gain/ (loss) on derivatives and hedging activities	8,067	12,784
Other, net	217	346

Total other income	8,156	16,867

Other expense:
Operating — salaries and benefits	6,909	5,493
Operating — other	5,514	4,056
Finance Board	493	394
Office of Finance	636	518

Total other expense	13,552	10,461

Income before Assessments	46,642	31,870

Affordable Housing Program	3,821	3,288
REFCORP	8,564	7,399

Total assessments	12,385	10,687

Income before cumulative effect of change in accounting principle	34,257	21,183

Cumulative effect of change in accounting principle	—	8,413

Net Income	$34,257	$29,596

Basic earnings per share:
Weight average shares outstanding	24,818	24,099

Earnings before cumulative effect of change in accounting principle	$1.38	$0.88
Cumulative effect of change in accounting principle	—	0.35

Basic and diluted earnings per share	$1.38	$1.23

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CASH FLOWS

	Three Months Ended March 31,
(In thousands)
	2005	2004
	(Unaudited)	(Unaudited)
OPERATING ACTIVITIES:

Net income	$34,257	29,596
Cumulative effect of change in accounting principle	—	(8,413)

Income before cumulative effect of change in accounting principle	34,257	21,183

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by operating activities:
Depreciation and amortization:
Net premiums and discounts on consolidated obligations, investments, and deferred costs and fees received on interest-rate exchange agreements	22,675	10,213
Net premiums and discounts on mortgage loans	9,761	11,426
Concessions on consolidated obligation bonds	2,809	6,703
Bank premises and equipment	694	757
Provision for credit losses on mortgage loans	44	12
Net realized gain on held-to-maturity securities	—	(2,576)
Net realized gain on available-for-sale securities	—	—
Decrease/(increase) in trading securities, net of transfers	89,306	6,520
(Gain)/loss due to change in net fair value adjustment on derivative and hedging activities	(25,254)	(15,691)
Net realized loss/(gain) on disposal of premises and equipment	—	10
(Increase)/decrease in accrued interest receivable	(13,047)	8,799
Decrease/(increase) in derivative asset-net accrued interest	—	(907)
(Decrease)/increase in derivative liability-net accrued interest	—	30,581
Decrease/(increase) in other assets	6,068	4,153
Increase/(decrease) in Affordable Housing Program (AHP) liability and discount on AHP advances	3,651	2,221
(Decrease)/increase in accrued interest payable	16,885	(60,543)
Increase/(decrease) in REFCORP liability	1,014	4,421
Increase/(decrease) in other liabilities	(6,825)	3,341

Total adjustments	107,781	9,440

Net cash provided by operating activities	142,038	30,623

INVESTING ACTIVITIES:

Net (Increase)/decrease in interest–bearing deposits	661,781	(431,586)
Net (Increase)/decrease in federal funds sold	(247,000)	400,000
Net Decrease/(increase) in short-term held-to-maturity securities	1,475	5,011
Proceeds from sales of long-term held-to-maturity securities	—	71,261
Proceeds from maturities of long-term held-to-maturity securities	430,807	987,594
Purchases of long-term held-to-maturity securities	(558,283)	(821,194)
Proceeds from sales of available-for-sale securities	—	—
Proceeds from maturities of available-for-sale securities	68,979	14,408
Purchases of available-for-sale securities	—	(155,000)
Principal collected on loans to members	422,025,126	497,722,915
Loans made to members	(421,250,594)	(500,815,224)
Principal collected on mortgage loans held for portfolio	453,730	449,361
Mortgage loans held for portfolio purchased	(631,070)	(822,053)
Net decrease/(increase) in deposits to other FHLBanks for mortgage loan programs	(209)	(1,275)
Net decrease/(increase) in loans to other FHLBanks	—	—
Purchases of premises and equipment	(1,510)	(397)
Proceeds from sale of bank premises and equipment	—	—

Net cash (used in) by investing activities	953,232	(3,396,179)

	Three Months Ended March 31,
(In thousands)	2005	2004
	(Unaudited)	(Unaudited)
FINANCING ACTIVITIES

Net (decrease)/increase in deposits	106,831	183,925
Net (decrease)/increase in other borrowings		1,550,000
Net increase in mandatorily redeemable capital stock	—	—
Net (decrease)/increase in loans from other FHLBanks	—	767,000
Net proceeds from issuance of COs
Discount notes	249,803,284	284,063,648
Bonds	5,017,554	6,971,950
Payments for maturing and retiring:
Discount notes	(251,939,317)	(280,917,550)
Bonds	(3,895,617)	(9,525,757)
Proceeds from issuance of capital stock	1,728,984	1,854,383
Payments for redemption/repurchase of capital stock	(1,937,487)	(1,591,103)
Cash dividends paid	(16,080)	(8,377)

Net cash provided by financing activities	(1,131,848)	3,348,119

Net increase/(decrease) in cash and cash equivalents	(36,578)	(17,437)

Cash and cash equivalents at the beginning of the year	92,224	83,421

Cash and cash equivalents at the end of the year	$55,646	65,984

Supplemental disclosures:
Interest paid during the year	$255,508	250,160
AHP payments	199	998
REFCORP payments	7,745	2,978

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
STATEMENT OF CHANGES IN CAPITAL

	Capital Stock			Accumulated
(In thousands)	Putable			Other
(Unaudited)			Retained	Comprehensive	Total
	Shares	Par Value	Earnings	Income (Loss)	Capital
Balance, December 31, 2002	18,397	$1,839,742	$65,563	$(5,565)	$1,899,740

Proceeds from sale of capital stock	27,271	2,727,083			2,727,083
Redemptions/repurchase of capital stock	(22,252)	(2,225,198)			(2,225,198)
Stock transfers					—

Comprehensive income:
Net Income			27,706		27,706
Other comprehensive income:
Net unrealized loss on available-for-sale securities				(1,103)	(1,103)
Net unrealized loss relating to hedging activities				(9,893)	(9,893)
Reclassification adjustment for gains included in net income				4,369	4,369
Other				20	20

Total other comprehensive income				(6,607)	(6,607)

Total comprehensive income					21,099

Cash dividends on capital stock			(50,182)		(50,182)

Balance, December 31, 2003	23,416	2,341,627	43,087	(12,172)	2,372,542

Proceeds from sale of capital stock	58,054	5,805,390			5,805,390
Repurchase of capital stock	(54,330)	(5,433,007)			(5,433,007)
Net shares reclassified to mandatorily redeemable capital stock	(182)	(18,208)			(18,208)

Comprehensive income:
Net Income			100,726		100,726
Other comprehensive income:
Net unrealized gain on available-for-sale securities				322	322
Net unrealized loss relating to hedging activities				(5,236)	(5,236)
Reclassification adjustment for gains included in net income				431	431
Other				(72)	(72)

Total other comprehensive income				(4,555)	(4,555)

Total comprehensive income					96,171

Cash dividends on capital stock			(44,310)		(44,310)

Balance, December 31, 2004	26,958	$2,695,802	$99,503	$(16,727)	$2,778,578

Proceeds from sale of capital stock	17,290	1,728,984			1,728,984
Repurchase of capital stock	(19,375)	(1,937,487)			(1,937,487)

Comprehensive income:
Net Income			34,257		34,257
Other comprehensive income:
Net unrealized gain on available-for-sale securities				256	256
Net unrealized gain relating to hedging activities				2,009	2,009
Reclassification adjustment for gains included in net income				—	—
Other				—	—

Total other comprehensive income				2,265	2,265

Total comprehensive income					36,522

Cash dividends on capital stock			(17,366)		(17,366)

Balance, March 31, 2005	24,873	$2,487,299	$116,394	$(14,462)	$2,589,231

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF PITTSBURGH
NOTES TO FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP and should be read in conjunction with the audited financial statements for the year ended December 31, 2004. However, such information reflects all adjustments that are, in the opinion of management, necessary for a fair statement of results for the interim period.

The results of operations for the three months ended March 31, 2005, are not necessarily indicative of the results to be expected for the year ended December 31, 2005. The unaudited financial statements and notes thereto should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2004.

Certain reclassifications have been made in the prior-year financial statements to conform to current presentation.

Note 2 —Recently Issued Accounting Standards and Interpretations

     EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB Emerging Issues Task Force (EITF) released Issue 03-1, which addressed other-than-temporary impairment for certain debt and equity investments. The recognition and measurements requirements of Issue 03-1, and other disclosure requirements not already implemented, were to be effective for periods beginning after June 15, 2004. In September, 2004 the FASB staff issued FASB Staff Position EITF 03-1-1, which delayed the effective date for certain measurement and recognition guidance contained in Issue 03-1. The latter Issue, 03-1-1, requires the application of pre-existing other-than-temporary guidance during the delay until a final consensus is reached. The management of FHLBank is not able to determine what impact EITF 03-1 will have on its financial condition or results of operation until a final consensus is issued.

     Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), Accounting for Certain Loans or Debt Securities Acquired in a Transfer in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in transfer, if those differences are attributable, at least in part, to credit quality. SOP 03-3 had no impact on the FHLBank upon becoming effective on January 1, 2005.

     Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154). The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections – a replacement of APB Opinion No. 20 and FASB Statement No. 3 (SFAS 154) during the 2nd Quarter of 2005. Effective for fiscal years beginning after December 15, 2005 with early adoption encouraged, SFAS 154 replaces Accounting Principles Board Opinion No. 20, Accounting Changes (APB 20) and Statement of Financial Accounting Standards No. 3, Reporting Accounting Changes in Interim Periods (SFAS 3). SFAS 154 applies to all voluntary changes in accounting principle and also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. Retrospective application is defined as the application of a different accounting principle to prior periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. SFAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. This statement carries forward without change the guidance contained in APB 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. SFAS 154 also carries forward the guidance in APB 20 requiring justification of a change in accounting principle on the basis of preferability. The FHLBank does not currently anticipate SFAS 154 to have a material impact on its statement of condition, operation, or cash flow.

Note 3—Cash and Due from Banks

     Compensating Balances. The FHLBank maintains cash balances at commercial banks in return for certain services. These agreements contain no legal restrictions about the withdrawal of funds. The average compensating balances for the three months ended March 31, 2005 and 2004, were approximately $15.1 and $14.3 million, respectively.

     In addition, the FHLBank maintained average required clearing balances with various Federal Reserve Banks and branches of approximately $30 thousand at March 31, 2005 and December 31, 2004. These are required clearing balances and may not be withdrawn; however, the FHLBank may use earnings credits on these balances to pay for services received from the Federal Reserve Banks.

     Pass-through Deposit Reserves. The FHLBank acts as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $29.0 million and $31.0 million March 31, 2005, and December 31, 2004, respectively. The FHLBank includes member reserve balances in other liabilities on the Statement of Condition.

Note 4—Trading Securities

     Major Security Types as of March 31, 2005 and December 31, 2004 and 2003 were as follows (in thousands):

	3/31/05	12/31/04	12/31/03

State or local agency obligations	—	$222,000	$222,000

Mortgage-backed securities
U.S. agency-guaranteed	—	19,908	30,421
Government-sponsored enterprises	—	69,398	102,205

	—	89,306	132,626

Total	—	$311,306	$354,626

     Net realized (loss) on trading securities for the three months ended March 31, 2005 was ($1.0) million. The FHLBank liquidated or reclassified the trading portfolio and currently has no securities classified as trading. The years ended December 31, 2004, and 2003 included a change in net unrealized holding gain of ($3.3) million, and $9.8 million for trading securities (held on December 31, 2004, and 2003, respectively).

Note 5—Available-for-Sale Securities

     Available-for-sale securities as of March 31, 2005, were as follows (in thousands):

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value

Mortgage-backed securities-other	$557,358	$576	$(39)	$557,895

     Available-for-sale securities with unrealized losses as of March 31, 2005 had a fair value of $59.1 million and have been in an unrealized loss position for less than 12 months.

     Available-for-sale securities as of December 31, 2004, were as follows (in thousands):

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value

Mortgage-backed securities-other	$626,325	$375	$(93)	$626,607

     Available-for-sale securities with unrealized losses as of December 31, 2004 had a fair value of $108.0 million and have been in an unrealized loss position for less than 12 months.

     The FHLBank reviewed its investment security holdings and determined that all unrealized losses reflected above are temporary. Factors reviewed included the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses.

     Redemption Terms. Contractual maturity of mortgage-backed securities-other will occur over a period exceeding 10 years. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

     The amortized cost of the FHLBank’s mortgage-backed securities classified as available-for-sale includes net discounts of $61 thousand and $73 thousand at March 31, 2005, and December 31, 2004, respectively.

     Interest Rate Payment Terms. All mortgage-backed securities are variable-rate.

Note 6—Held-to-Maturity Securities

     Major Security Types. Held-to-maturity securities as of March 31, 2005, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$68,465	$—	$—	$68,465
Other U.S. Obligations	10,574	211	—	10,785
Government-sponsored enterprises	394,814	420	(5,630)	389,604
State or local agency obligations	774,561	10,156	(814)	783,903

	1,248,414	10,787	(6,444)	1,252,757

Mortgage-backed securities:
U.S. agency-guaranteed	130,502	189	(1,658)	129,033
Government-sponsored enterprises	1,373,413	9,432	(45,352)	1,337,493
Other	5,985,641	1,408	(121,881)	5,865,168

	7,489,556	11,029	(168,891)	7,331,694

Total	$8,737,970	$21,816	$(175,335)	$8,584,451

     Held-to-maturity securities as of December 31, 2004, were as follows (in thousands):

		Gross	Gross
	Amortized	Unrealized	Unrealized	Estimated
	Cost	Gains	Losses	Fair Value
Commercial paper	$69,939	$—	$—	$69,939
Other U.S. obligations	10,598	349	—	10,947
Government-sponsored enterprises	200,000	1,180	—	201,180
State or local agency obligations	553,874	15,984	(755)	569,103

	834,411	17,513	(755)	851,169

Mortgage-backed securities:
U.S. agency-guaranteed	139,150	325	(1,988)	137,487
Government-sponsored enterprises	1,443,608	1,451	(61,546)	1,383,513
Other	5,969,256	5,752	(86,371)	5,888,637

	7,552,014	7,528	(149,905)	7,409,637

Total	$8,386,425	$25,041	$(150,660)	$8,260,806

     Restricted securities relating to the FHLBank Shared Funding Program are classified as held-to-maturity and are included in other mortgage-backed securities as identified above. They are reported at amortized costs of $85.6 million and $90.4 million as of March 31, 2005 and December 31, 2004, respectively. Held-to-maturity securities of $48.6 million and

$117.3 million have been pledged as collateral that may be repledged as of March 31, 2005, and December 31, 2004, respectively.

The following table summarizes the held-to-maturity securities with unrealized losses as of March 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Government-sponsored enterprises	$189,184	$(5,630)	—	—	$189,184	$(5,630)

State or local agency obligations	—	—	$11,751	$(814)	$11,751	$(814)
Mortgage-backed securities:
U.S agency-guaranteed	$2,236,150	(26,734)	3,082,388	(95,147)	5,318,538	(121,881)
Government- sponsored enterprises	190,644	(8,095)	803,953	(37,257)	994,597	(45,352)
Other	3,930	(24)	92,860	(1,634)	96,790	(1,658)

	$2,619,908	$(40,483)	$3,990,952	$(134,852)	$6,610,860	$(175,335)

     The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position (in thousands).

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
State or local agency obligations	$—	$—	$11,810	$(755)	$11,810	$(755)
Mortgage-backed securities:
U.S. agency-guaranteed	96,759	(1,988)	—	—	96,759	(1,988)
Government-sponsored enterprises	744,770	(17,289)	565,760	(44,257)	1,310,530	(61,546)
Other	3,043,930	(51,618)	1,397,553	(34,753)	4,441,483	(86,371)

	3,885,459	(70,895)	1,963,313	(79,010)	5,848,772	(149,905)

Total	$3,885,459	$(70,895)	$1,975,123	$(79,765)	$5,860,582	$(150,660)

     The FHLBank reviewed its investment security holdings and has determined that all unrealized losses reflected above are temporary. Factors reviewed included the creditworthiness of the issuers and the underlying collateral. Additionally, the FHLBank has the ability and the intent to hold such securities through to recovery of the unrealized losses. At March 31, 2005, and December 31, 2004, there were no securities with unrealized losses that were deemed to be classified as other than temporary.

     Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at March 31, 2005, and December 31, 2004, are shown below (in thousands). Expected maturities of some securities and mortgage-backed securities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	March 31, 2005		December 31, 2004
	Amortized	Estimated	Amortized	Estimated
Year of Maturity	Cost	Fair Value	Cost	Fair Value
Due in one year or less	$268,465	$268,885	$269,939	$271,119
Due after one year through five years	268,594	269,918	46,618	48,725
Due after five years through ten years	144,221	151,438	143,984	155,158
Due after ten years	567,134	562,515	373,870	376,167

	1,248,414	1,252,756	834,411	851,169
Mortgage-backed securities	7,489,556	7,331,695	7,552,014	7,409,637

Total	$8,737,970	$8,584,451	$8,386,425	$8,260,806

     The amortized cost of the FHLBank’s mortgage-backed securities classified as held-to-maturity includes net discounts of $48.3 million and $52.2 million at March 31, 2005, and December 31, 2004, respectively.

     Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at March 31, 2005, and December 31, 2004 (in thousands):

	March 31, 2005	December 31, 2004
Amortized cost of held-to-maturity securities other than mortgage-backed securities:
Fixed-rate	$690,494	$498,491
Variable-rate	557,920	335,920

	1,248,414	834,411

Amortized cost of held-to-maturity mortgage-backed securities:
Fixed-rate	6,926,153	7,129,999
Variable-rate	563,403	422,015

	7,489,556	7,552,014

Total	$8,737,970	$8,386,425

     Gains and Losses on sale of HTM Securities. The FHLBank had no sales of held-to-maturity securities in the three months ended March 31, 2005. Gross gains of $2.6 million were realized on sales of $68.7 million of held-to-maturity securities for the year ended December 31, 2004. A $2.6 million net gain in 2004 related to the sale of a municipal security investment that was deemed to have undergone a decline in value as a result of a deterioration in the issuer’s creditworthiness as evidenced by an agency downgrade. Although the security was deemed to have undergone a decline in value due to the issuer’s creditworthiness, the realizable market value still exceeded the carrying value of the security, and as such, a gain was realized upon the sale.

Note 7—Loans to Members

     Redemption Terms. At March 31, 2005 and December 31, 2004, the FHLBank had loans to members outstanding, including AHP loans to members, at interest rates ranging from 0% to 8.56% as summarized below (in thousands).

	3/31/05		12/31/04
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Overdrawn demand deposit accounts	$—		$2,172	8.39%
Due in 1 year or less	16,433,895	2.83%	16,251,358	2.36%
Due after 1 year through 2 years	4,032,068	3.16%	4,285,225	3.01%
Due after 2 years through 3 years	3,969,707	3.78%	3,282,412	3.43%
Due after 3 years through 4 years	3,115,372	4.41%	3,264,278	4.47%
Due after 4 years through 5 years	2,404,630	4.64%	2,278,460	4.35%
Thereafter	7,503,687	5.16%	8,865,111	5.20%
Index amortizing advances	81,835	2.40%	86,824	2.40%

Total par value	$37,541,194	3.67%	$38,315,840	3.48%

Unamortized commitment fees
Discount on AHP advances	(1,886)		(2,058)
Premium/(discounts) on advances	35		38
SFAS 133 hedging adjustments	227,563		675,306

Total	$37,766,906		$38,989,126

     Index amortizing loans require repayment according to predetermined amortization schedules linked to the level of various indices. Usually, as market interest rates rise (fall), the maturity of an index amortizing loan to member extends (contracts).

     The FHLBank offers returnable loans to members that may be prepaid on pertinent call dates without incurring prepayment or termination fees. Other loans to members may be prepaid only by paying a prepayment fee to the FHLBank that makes the FHLBank financially indifferent to the prepayment of the loan. At March 31, 2005 and December 31, 2004, the FHLBank had callable loans of $539 million and $513 million, respectively.

     The following table summarizes loans to members at March 31, 2005 and December 31, 2004, by year of maturity or next call date for callable loans to members (in thousands):

Year of Maturity or Next Call Date	3/31/05	12/31/04
Overdrawn demand deposit accounts	$—	$2,172
Due or callable in 1 year or less	16,442,395	16,459,858
Due or callable after 1 year through 2 years	4,032,068	4,085,225
Due or callable after 2 years through 3 years	3,994,707	3,282,412
Due or callable after 3 years through 4 years	3,113,872	3,257,778
Due or callable after 4 years through 5 years	2,404,630	2,278,460
Thereafter	7,471,687	8,863,111
Index amortizing advances	81,835	86,824

Total par value	$37,541,194	$38,315,840

     The FHLBank also offers convertible loans to members. With a convertible loan, the FHLBank effectively purchases a put option from the member that allows the FHLBank to convert the fixed-rate loan to a floating-rate loan at certain specified intervals during the term of the loan. The FHLBank normally exercises this option when interest rates increase. At March 31, 2005 and December 31, 2004, the FHLBank had convertible loans outstanding totaling $11 billion and $12.2 billion, respectively.

     The following table summarizes loans to members at March 31, 2005 and December 31, 2004, by year of maturity or next put date for convertible loans (in thousands):

Year of Maturity or Next Put Date	3/31/05	12/31/04
Overdrawn demand deposit accounts	$—	$2,172
Due or putable in 1 year or less	26,543,140	27,219,603
Due or putable after 1 year through 2 years	4,072,918	4,524,325
Due or putable after 2 years through 3 years	3,299,007	3,116,912
Due or putable after 3 years through 4 years	1,502,822	1,365,778
Due or putable after 4 years through 5 years	1,058,410	1,109,710
Thereafter	983,062	890,516
Index amortizing advances	81,835	86,824

Total par value	$37,541,194	$38,315,840

     Interest Rate Payment Terms. The following table details additional interest rate payment terms for loans to members at March 31, 2005 and December 31, 2004 (in thousands):

	3/31/05	12/31/04
Par amount of loans to members:
Fixed-rate – overnight	$7,443,736	$6,091,178
Fixed-rate – other	26,176,258	29,305,896
Variable-rate	3,921,200	2,918,766

Total	$37,541,194	$38,315,840

Note 8—Affordable Housing Program

     The FHLBank had outstanding principal in AHP-related advances of $12.7 million and $13.6 million at March 31, 2005, and December 31, 2004, respectively.

     Following is a roll-forward of the AHP liability for the three months ended March 31, 2005 and the year ended December 31, 2004 (in thousands):

Balance at 12/31/03	$17,407
Committed Subsidy, net	(1,875)
HBEF Set aside(1), net	127
Uncommitted Pool, net	7,703

Balance at 12/31/04	$23,362
Committed Subsidy, net	(758)
HBEF Set aside(1), net	2,708
Uncommitted Pool, net	1,672

Balance at 3/31/05	$26,984

(1) Home Buyer Equity Fund – The FHLBank allocates 25% of the AHP subsidy pool on an annual basis to this program, which benefits qualifying first-time homebuyers.

Note 9—Mortgage Loans Held for Portfolio

     Under the MPF® Program, the FHLBank’s members originate, service, and credit enhance home mortgage loans that are then sold to the FHLBank. The FHLBank sells participation interests in some of its MPF® Program loans to other FHLBanks, and holds the rest in portfolio. The following table presents information as of March 31, 2005, and December 31, 2004, on mortgage loans held for portfolio for the foreseeable future (in thousands):

	3/31/05	12/31/04
Real Estate:
Fixed medium-term* single-family mortgages	$1,743,758	$1,808,119
Fixed long-term single-family mortgages	6,942,818	6,706,276
Premiums	119,846	122,661
Discounts	(27,211)	(27,773)
SFAS 133 hedging adjustments	2,082	55,948

Total mortgage loans held for portfolio	$8,781,293	$8,665,231

* Medium-term is defined as a term of 15 years or less.

     The par value of mortgage loans held for portfolio outstanding at March 31, 2005, and December 31, 2004, was comprised of government-insured loans totaling $1.1 billion and $1.6 billion and conventional loans totaling $7.7 billion and $7.4 billion, respectively.

Note 10—Allowance for Credit Losses

(Note: Information presented excludes BOB related loan balances and activity.)

     The allowance for credit losses was as follows (in thousands):

	3/31/05	12/31/04
Allowance for Credit Losses:
Balance, beginning of year	$680	$514
Provision for credit losses	44	166

Balance, end of year	$724	$680

     At March 31, 2005 and December 31, 2004, the FHLBank had $14.5 million and $13.6 million, respectively, of non-accrual loans which represent loans delinquent by 90 days of more. At March 31, 2005 and December 31, 2004, the FHLBank’s other assets included $2.4 million of other real estate owned.

Note 11—Consolidated Obligations

     Consolidated obligations are the joint and several obligations of the FHLBanks and consist of consolidated bonds and discount notes. The FHLBanks issue consolidated obligations through the Office of Finance as their agent. The specific consolidated obligations issued on the behalf of the FHLBank are recognized within the Statement of Condition. Consolidated bonds are issued primarily to raise intermediate and long-term funds for the FHLBanks and are not subject to any statutory or regulatory limits on maturity. Consolidated discount notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

     Interest Rate Payment Terms. The following table details interest rate payment terms for consolidated bonds at March 31, 2005 and December 31, 2004 (in thousands). Range bonds are classified as comparative-index bonds.

	3/31/05	12/31/04
Par value of consolidated bonds:
Fixed-rate	$33,010,560	$30,181,568
Step-up	4,886,530	4,756,530
Simple variable-rate	596,000	301,000
Fixed that converts to variable	524,380	589,380
Variable that converts to fixed	1,711,000	3,696,000
Comparative-index	673,000	743,000
Zero-coupon	4,560,900	4,630,900
Other	5,005	5,386

Total par value	$45,967,375	$40,903,764

     Redemption Terms. The following is a summary of the FHLBank’s participation in consolidated bonds outstanding at March 31, 2005, and December 31, 2004, by year of maturity (in thousands):

	3/31/05		12/31/04
		Weighted		Weighted
		Average		Average
		Interest		Interest
Year of Maturity	Amount	Rate %	Amount	Rate %
Due in 1 year or less	$10,441,200	2.52	$9,698,200	2.44
Due after 1 year through 2 years	8,923,003	3.10	9,903,003	2.84
Due after 2 years through 3 years	5,389,675	3.48	4,718,345	3.30
Due after 3 years through 4 years	3,528,000	3.81	3,683,380	3.78
Due after 4 years through 5 years	3,361,530	3.83	3,153,530	3.75
Thereafter	12,325,900	2.92	12,646,900	2.98
Index amortizing notes	1,998,067	4.37	1,100,406	4.04

Total par value	45,967,375	3.03	44,903,764	3.01

Bond premiums	29,726		25,621
Bond discounts	(3,650,249)		(3,723,512)
SFAS 133 hedging adjustments	(33,899)		177,648

Total	$42,312,953		$41,383,521

     Consolidated bonds outstanding at March 31, 2005 and December 31, 2004 include callable bonds totaling $30.4 billion and $27.6 billion, respectively. The FHLBank uses a portion of its outstanding fixed-rate callable debt to finance callable loans to members (see Note 8) and mortgage-backed securities.

     The FHLBank’s consolidated bonds outstanding includes (in thousands):

	3/31/05	12/31/04
Par amount of consolidated bonds:
Non-callable/non putable	$15,521,295	$17,287,295
Callable	30,446,080	27,616,469

Total par value	$45,967,375	$44,903,764

     The following table summarizes consolidated bonds outstanding at March 31, 2005 and December 31, 2004, by year of maturity or next call date (in thousands):

Year of Maturity or Next Call Date	3/31/05	12/31/04
Due in 1 year or less	$28,229,613	$25,998,663
Due after 1 year through 2 years	5,903,400	8,282,400
Due after 2 years through 3 years	2,123,295	1,844,295
Due after 3 years through 4 years	4,026,000	3,999,000
Due after 4 years through 5 years	2,428,000	2,220,000
Thereafter	1,259,000	1,459,000
Index amortizing notes	1,998,067	1,100,406

Total par value	$45,967,375	$44,903,764

     Consolidated Discount Notes. Consolidated discount notes are issued to raise short-term funds. Discount notes are consolidated obligations with original maturities up to 360 days. These notes are issued at less than their face amount and redeemed at par value when they mature.

     The FHLBank’s participation in consolidated discount notes was as follows (in thousands):

			Weighted
	Book Value	Par Value	Average
			Interest Rate
March 31, 2005	$13,030,463	$13,043,934	2.60%

December 31, 2004	$15,160,634	$15,173,091	1.86%

Note 12—Capital

     The FHLBank is subject to three capital requirements under the current capital structure plan. First, the FHLBank shall maintain at all times permanent capital in an amount at least equal to the sum of its credit risk capital requirement, its market risk capital requirement, and its operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings plus capital stock, satisfies the risk-based capital requirement. The Finance Board may require the FHLBank to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. In addition, the GLB Act requires the FHLBank to maintain at all times at least a 4.0% capital-to-asset ratio and at least a 5.0% leverage ratio, defined as the sum of permanent capital weighed 1.5 times and non-permanent capital weighed 1.0 times divided by total assets. The FHLBank was in compliance with the aforementioned capital rules and requirements at March 31, 2005 and December 31, 2004. The FHLBank was in compliance with the capital rules at March 31, 2005, with a 6.6 percent leverage ratio and weighted leverage capital of $3.9 billion, and a 4.4 percent capital-to-asset ratio and risk-based capital of $2.6 billion.

     The following table shows the FHLBank’s compliance with the Finance Board’s capital requirements at March 31, 2005 and December 31, 2004 (in thousands):

	March 31, 2005		December 31, 2004
	Required	Actual	Required	Actual
Regulatory capital requirements:
Risk-based capital	$557,078	$2,621,901	$467,714	$2,813,513
Total capital-to-asset ratio	4.0%	4.4%	4.0%	4.6%
Total capital	$2,393,426	$2,622,626	$2,455,836	$2,814,193
Leverage ratio	5.0%	6.6%	5.0%	6.9%
Leverage capital	$2,991,782	$3,933,577	$3,069,796	$4,220,950

     The FHLBank offers stock that may be redeemed subject to certain restrictions by giving five years’ notice.

     The GLB Act made membership voluntary for all members. Any member that withdraws from membership must wait five years from the notice date for all capital stock that is held as a condition of membership, a requirement set out in the FHLBank’s capital plan, unless the institution has cancelled its notice of withdrawal prior to that date, before being readmitted to membership in any FHLBank. As of March 31, 2005, and December 31, 2004, the FHLBank had $18.2 million in capital stock subject to mandatory redemption from two former members. This amount has been classified as a liability in the Statement of Condition.

     Accumulated other comprehensive loss. The following table summarizes the components of accumulated other comprehensive loss at March 31, 2005 and December 31, 2004 (in thousands):

	3/31/05	2004
Deferred compensation	$(175)	$(175)
Net unrealized gains on available-for-sale securities	537	282
Net unrealized loss relating to hedging activities	(14,824)	(16,834)

Total	$(14,462)	$(16,727)

Note 13—Derivatives and Hedging Activities

     For the three months ended March 31, 2005 and 2004, the FHLBank recorded net realized and unrealized gain (loss) on derivatives and hedging activities of $8.1 million, and $12.8 million, respectively, in other income. Net realized and unrealized gain (loss) on derivatives and hedging activities for the three months ended March 31, 2005 and 2004 are as follows:

     Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

	For the Three Month Period
	Ended
(in thousands)	3/31/05	3/31/04
Gains (losses) related to fair value hedge ineffectiveness	$1,535	$7,373
Net gains (losses) on firm commitment no longer qualifying as fair value hedge accounting
Gains (losses) on economic hedges	6,532	5,985
Gains (losses) related to cash flow hedge ineffectiveness	—	(574)

Net gains (losses) on derivatives and hedging activities	$8,067	$12,784

Note 14—Transactions with Related Parties

     The FHLBank defines related parties as those members with capital stock outstanding in excess of 10% of total capital stock outstanding, those members that have an officer who is a director of the FHLBank, and other FHLBanks.

     The following table includes significant outstanding related party member balances as of March 31, 2005, and December 31, 2004.

(in thousands)	3/31/05	12/31/04
Loans to members	$17,448,016	$11,421,087
Total deposits	17,031	14,787
Capital stock	1,045,447	691,959

     Total mortgage loan volume purchased from related party members during the three months ended March 31, 2005 and the year ended December 31, 2004, was $0.9 million, and $61.8 million, respectively.

     From time to time, the FHLBank may borrow from or lend to other FHLBanks on a short term uncollateralized basis. The following table includes gross amounts transacted under these arrangements during the three months ended March 31, 2005 and the year ended December 31, 2004.

(in millions)	3/31/05	12/31/04
Borrowed from other FHLBanks	$2,434	$28,548
Repaid to other FHLBanks	$2,434	28,608
Loaned to other FHLBanks	—	1,121
Repaid by other FHLBanks	—	1,121

Note 15—Estimated Fair Values

     The following estimated fair value amounts have been determined by the FHLBank using available market information and the FHLBank’s best judgment of appropriate valuation methods. These estimates are based on pertinent information available to the FHLBank as of March 31, 2005, and December 31, 2004. Although the FHLBank uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique or valuation methodology.

     The carrying value and estimated fair values of the FHLBank’s financial instruments at March 31, 2005, were as follows (in thousands):

March 31, 2005 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$55,646	$—	$55,646
Interest-bearing deposits	679,365	(4)	679,361
Federal funds sold	2,502,000	51	2,502,051
Held-to-maturity securities	8,737,970	(153,519)	8,584,451
Available-for-sale securities	557,895	—	557,895
Trading securities	—	—	—
Loans to members	37,766,906	(36,493)	37,730,413
Mortgage loans held for portfolio, net	8,780,568	9,728	8,790,296
Accrued interest receivable	541,140	$—	541,140
Derivative assets	160,987	—	160,987
Other Assets (1)	44,150	—	44,150

Liabilities:
Deposits	1,125,431	—	1,125,431
Mandatorily redeemable capital stock	18,208	—	18,208
Consolidated obligations:
Bonds	42,312,954	(194,239)	42,118,715
Discount notes	13,030,463	(4,283)	13,026,180
Accrued interest payable	316,872	—	316,872
Derivative liabilities	344,076	—	344,076
Other liabilities	99,033	—	99,033

(1) Includes BOB loans.

     The carrying value and estimated fair values of the FHLBank’s financial instruments at December 31, 2004, were as follows (in thousands):

December 31, 2004 Fair Value Summary Table

		Net
	Carrying	Unrealized	Estimated
Financial Instruments	Value	Gains (Losses)	Fair Value
Assets:
Cash and due from banks	$92,224	$—	$92,224
Interest-bearing deposits	1,347,009	(141)	1,346,868
Federal funds sold	2,255,000	(271)	2,254,729
Held-to-maturity securities	8,386,425	(125,619)	8,260,806
Available-for-sale securities	626,607	—	626,607
Trading securities	311,306	—	311,306
Loans to members	38,989,126	(14,208)	38,974,918
Mortgage loans held for portfolio, net	8,664,551	126,544	8,791,095
Accrued interest receivable	528,092	—	528,092
Derivative assets	147,180	—	147,180
Other Assets (1)	48,392	—	48,392

Liabilities:
Deposits	$1,018,600	—	$1,018,600
Mandatorily redeemable capital stock	18,208	—	18,208
Consolidated obligations:
Discount notes	15,160,634	(2,327)	15,158,307
Bonds	41,383,521	(25,326)	41,358,195
Accrued interest payable	299,988	—	299,988
Derivative liabilities	640,156	—	640,156
Other liabilities	100,573	—	100,573

(1)	Includes BOB loans.

Note 16—Earnings per Share of Capital

     The following table sets forth the computation of earnings per share of capital (in thousands):

	3/31/05	3/31/04
Income before cumulative effect of change in accounting principle	$34,257	$21,183
Cumulative effect of change in accounting principle	—	8,413

Net Income available to stockholders	$34,257	$29,596
Weighted average number of shares of capital used to calculate earnings per share(1)	24,817	24,099

Earnings per share of capital before cumulative effect of change in accounting principle	$1.38	$.88
Cumulative effect of change in accounting principle	—	0.35

Basic and diluted earnings per share of capital	$1.38	$1.23

(1) Does not include shares reclassified as liabilities.

Note 17—Segments

     The FHLBank operates two segments differentiated by products. The first segment entitled Traditional Member Finance houses a majority of the FHLBank’s activities, including but not limited to, providing loans to members; investment; and deposits products. MPF or Mortgage Finance segment purchases loans from members and funds and hedges the resulting portfolio.

     Results of segments are presented based on management accounting practices and the FHLBank’s management structure. There is no comprehensive, authoritative body of guidance for management accounting equivalent to generally accepted accounting principles. Therefore, the financial results of the segments are not necessarily comparable with similar information at other FHLBanks or any other company.

     The management accounting process uses various balance sheet and income statement assignments and transfers to measure performance of the segment. Methodologies are refined from time to time as management accounting practices change. Net mortgage loans held for portfolio are the only significant assets related to the operations of the Mortgage Finance segment. Borrowings are allocated to the Mortgage Finance segment based on loans outstanding. All remaining borrowings and all capital remain in the Traditional Member Finance business. The allowance for credit losses is totally allocated to the Mortgage Finance segment which is consistent with management’s assessment of the risk inherent in the loan portfolio. Derivatives are allocated to segments consistent with hedging strategies.

     Cost incurred by support areas not directly aligned with the segment but are allocated based on estimated usage of services.

     The following table sets forth the FHLBank’s financial performance by operating segment for the three months ended March 31, 2005 and 2004 (in thousands). BOB related loans are grouped with “Other assets” on the Statement of Condition. BOB related income is recorded net of the provision for loss and grouped with “Other income” on the Statement of Operations.

	Traditional
	Member	MPF® or Mortgage
	Finance	Finance	Total
March 31, 2005
Net interest income	$40,358	$11,724	$52,082
Provision for credit losses on mortgage loans	—	(44)	(44)
Other income	7,354	802	8,156
Other expenses	(12,787)	(765)	(13,552)

Income before assessments	34,925	11,717	46,642
Affordable Housing Program	2,865	956	3,821
REFCORP	6,412	2,152	8,564

Total assessments	9,277	3,108	12,385
Net income before cumulative effect of change in accounting principle	$25,648	$8,609	$34,257

Total assets	$51,055	$8,781	$59,836

	Traditional	MPF®or
	Member	Mortgage
	Finance	Finance	Total
March 31, 2004
Net interest income	$13,273	$12,203	$25,476
Provision for credit losses on mortgage loans	—	(12)	(12)
Other income	11,310	5,557	16,867
Other expenses	(9,812)	(649)	(10,461)

Income before assessments	14,771	17,099	31,870
Affordable Housing Program	1,892	1,396	3,288
REFCORP	4,258	3,141	7,399

Total assessments	6,150	4,537	10,687
Net income before cumulative effect of change in accounting principle	8,621	12,562	21,183

Total assets	$48,733	$8,505	$57,238

Note 18—Other Developments

     The FHLBank is subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on the FHLBank’s financial condition or results of operations.

SUPPLEMENTAL INFORMATION (unaudited)

     Supplementary financial data on the FHLBank’s investment securities for March 31 and December 31 are included in the tables below.

(dollars in thousands)	3/31/05	12/31/04	12/31/03
Held-to-maturity securities:
Mortgage-backed securities	$7,489,556	$7,552,014	$5,893,675
U.S. government and federal agencies	405,388	210,598	696,612
States or local housing agency obligations	774,561	553,874	614,298
Commercial paper	68,465	69,939	239,889

Total held-to-maturity securities	$8,737,970	$8,386,425	$7,444,474

(dollars in thousands)	3/31/05	12/31/04	12/31/03
Available-for-sale securities:
Mortgage-backed securities	$557,358	$626,607	$357,515
U.S. government and federal agencies	—	—	—

Total available-for-sale securities	$557,358	$626,607	$357,515

(dollars in thousands)	3/31/05	12/31/04	12/31/03
Trading securities:
Mortgage-backed securities	—	$89,306	$132,626
U.S. government and federal agencies	—	—	—
States or local housing agency obligations	—	222,000	222,000

Total trading securities	—	$311,306	$354,626

     As of March 31, 2005, held-to-maturity securities had the following maturity and yield characteristics.

(dollars in thousands)	Book Value	Yield
U.S. government and federal agencies
Within one year	$200,000	3.90%
After one but within five years	10,574	8.50
After ten years	194,814	4.05

	405,388

State or local housing agency obligations
After one but within five years	258,020	3.47
After five but within ten years	144,221	5.67
After ten years	372,320	3.27

	774,561

Mortgage-backed securities	7,489,556	3.93

Commercial paper
Within one year	68,465	—

Total held-to-maturity securities	$8,737,970	3.90

     As of March 31, 2005, available-for-sale securities had the following maturity and yield characteristics.

Mortgage-backed securities	$557,358	3.08%

Total available-for-sale securities	$557,358	3.08%

     As of March 31, 2005, the FHLBank held securities from the following issuers with a book value greater than 10% of FHLBank capital.

	Total	Total
Name of Issuer (dollars in thousands)	Book Value	Fair Value

Structured Asset Securities Corporation	$596,052	$585,130
Countrywide Home Loans	$522,836	$510,772
Wells Fargo Mortgage Backed Securities Trust	$471,569	$464,492
Structured Adjustable Rate Mortgage	$469,330	$462,437
JP Morgan Mortgage Trust	$460,992	$455,100
Washington Mutual	$413,086	$399,492
Lehman ABS Corporation	$343,665	$323,312
Residential Accredit Loans, Inc.	$338,589	$329,345
Bear Stearns Adjustable Rate Mortgage	$293,592	$289,811
GMAC Mortgage Corporation Loan Trust	$283,378	$380,705

TOTAL	$4,193,089	$4,100,596

Loan Portfolio Analysis

(Note: Information presented excludes BOB related loan balances and activity.)

     The FHLBank’s outstanding loans, nonperforming loans and loans 90 days or more past due and accruing interest for the March 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 are as follows:

(dollars in thousands)	3/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Domestic:
Loans to members	$37,766,906	$38,989,126	$34,671,987	$29,262,399	$29,315,410

Real estate mortgages	$8,781,293	$8,665,231	$8,065,799	$4,951,575	$1,838,556

Nonperforming real estate mortgages	$14,492	$13,608	$10,290	$1,814	$452

Real estate mortgages past due, 90 days or more, and still accruing interest*	$22,616	$22,530	$31,937	$9,604	$67,176

All of the real estate mortgages held by the FHLBank are fixed rate.

The allowances for credit losses on real estate mortgage loans for March 31, 2005, December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001 are as follows:

(dollars in thousands)	3/31/05	12/31/04	12/31/03	12/31/02	12/31/01

Domestic:
Balance at the beginning of period	$680	$514	$661	$91	$15
Charge-offs	—		—	—	—
Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	680	514	661	91	15
Provision/(benefit) for credit losses	44	166	(147)	570	76

Balance at end of period	$724	$680	$514	$661	$91

The ratio of net (charge-offs) recoveries to average loans outstanding was less than 1 basis point for three months ended March 31, 2005 and the years ended December 31, 2004, 2003, 2002, and 2001. The allowance for loan loss is allocated expressly to real estate mortgages held by the FHLBank.

*	Government loans (e.g., FHA, VA) continue to accrue after 90 days or more delinquent.

Item 14: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     None

Item 15: Financial Statements and Exhibits

(a)(1) Financial Statements

The following Financial Statements and related notes, together with the report of PricewaterhouseCoopers, LLP, appear in Item 13.

Statement of Condition as of December 31, 2004 and 2003
Statement of Operations for each of the three years ended December 31, 2004
Statement of Cash Flows for each of the three years ended December 31, 2004
Statement of Change in Equity for each of the three years ended December 31, 2004

(2) Financial Statement Schedules

The schedules and exhibits for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission appear in Item 13, “Financial Statements and Supplementary Data.”

(b) List of Exhibits

The following is a list of the exhibits filed herewith:

3.1	Certificate of Organization
3.2	The Bylaws of the Federal Home Loan Bank of Pittsburgh

4.1	FHLBank Capital Plan

10.1	Severance Policy
10.2	Federal Home Loan Bank of Pittsburgh Incentive Compensation Plan
10.3	Federal Home Loan Bank of Pittsburgh Long-Term Incentive Compensation Plan
10.4	Federal Home Loan Bank of Pittsburgh Supplemental Thrift Plan
10.5	Federal Home Loan Bank of Pittsburgh Supplemental Executive Retirement Plan
10.6	Directors’ Fee Policy
10.7	Services Agreement with FHLBank of Chicago
10.8	Executive Severance Agreement with CFO Eric Marx

12.1	Ratio of Earnings to Fixed Charges

99.1	Information Statement of the FHLBank dated September 20, 2002 pertaining to the FHLBank’s Capital Plan

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Federal Home Loan Bank of Pittsburgh
(Registrant)

Date:	June 29, 2005

By:	/s/ James D. Roy

James D. Roy President & Chief Executive Officer